As filed with the Securities and Exchange Commission on October 13, 2009.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

El Pollo Loco, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5812	33-0377527
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classifications Code Number)	Identification Number)
3535 Harbor Boulevard, Suite 100
Costa Mesa, California 92626
(714) 599-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 EPL Intermediate, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5812	13-4092105
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classifications Code Number)	Identification Number)
3535 Harbor Boulevard, Suite 100
Costa Mesa, California 92626
(714) 599-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Jerry L. Lovejoy, Esq.
El Pollo Loco, Inc.
3535 Harbor Boulevard, Suite 100
Costa Mesa, California 92626
(714) 599-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
(212) 735-3000
(212) 735-2000 (facsimile)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee
11¾% Senior Secured Notes due 2012	$132,500,000	100%	$132,500,000	$7,393.50
Guarantee of 11¾% Senior Secured Notes due 2012(2)	—	—	—	—	(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended.
(2)	The 11¾% Senior Secured Notes due 2013 are guaranteed by EPL Intermediate, Inc.
(3)	Pursuant to Rule 457(n) under the Securities Act, no additional registration fee is payable with respect to the guarantee.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 13, 2009

PRELIMINARY PROSPECTUS

El Pollo Loco, Inc.
Fully and Unconditionally Guaranteed by
EPL Intermediate, Inc.

Offer to Exchange
$132,500,000 aggregate principal amount of 11¾% Senior Secured Notes Due 2012
(CUSIP Nos. 283831 AG 0, U5327R AB 8 and 283831 AH 8)

for

$132,500,000 aggregate principal amount of 11¾% Senior Secured Notes Due 2012 (CUSIP No. 283831 AJ 4)
that have been registered under the Securities Act of 1933, as amended
The exchange offer will expire at 5:00 p.m.,
New York City time, on            , 2009, unless extended.

El Pollo Loco, Inc. hereby offers, upon the terms and subject to the conditions set forth in this prospectus (which constitute the “exchange offer”), to exchange up to $132,500,000 aggregate principal amount of its registered 11¾% Senior Secured Notes due 2012, which it refers to as the “exchange notes,” for a like principal amount of its outstanding 11¾% Senior Secured Notes due 2012, which it refers to as the “original notes.” The terms of the exchange offer are summarized below and are more fully described in this prospectus.

The terms of the exchange notes are substantially identical to the terms of the original notes in all material respects, except that the exchange notes are registered under the Securities Act of 1933, as amended, or the Securities Act, and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.

El Pollo Loco, Inc. will accept for exchange any and all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on              , 2009, unless extended.

You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

Neither El Pollo Loco, Inc. nor EPL Intermediate, Inc. will receive any proceeds from the exchange offer.

The exchange of original notes for exchange notes generally will not be a taxable event for U.S. federal income tax purposes.

The exchange notes will be fully and unconditionally guaranteed by EPL Intermediate, Inc. and any future domestic restricted subsidiaries of El Pollo Loco, Inc.

El Pollo Loco, Inc. does not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.  El Pollo Loco, Inc. expects to make the notes eligible for trading in The PORTALSM Market.

You should consider carefully the “Risk Factors” beginning on page 17 of this prospectus before participating in the exchange offer.

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2009.

TABLE OF CONTENTS

Notice to New Hampshire Residents	ii
Industry and Market Data	ii
Forward-Looking Statements	ii
Trademarks and Service Marks	iii
Prospectus Summary	1
Summary of the Exchange Offer	7
Summary of the Terms of the Exchange Notes	12
Summary Consolidated Historical Financial Data of EPL Intermediate, Inc.	15
Risk Factors	17
Use of Proceeds	23
Ratio of Earnings to Fixed Charges of EPL Intermediate, Inc.	24
Ratio of Earnings to Fixed Charges of El Pollo Loco, Inc.	24
Selected Historical Financial Data of EPL Intermediate, Inc.	25
Description of Other Indebtedness	27
The Exchange Offer	30
Description of the Notes	36
Certain Material United States Federal Income Tax Consequences	90
Plan of Distribution	91
Legal Matters	93
Experts	93
Where You Can Find More Information	93
Financial Statements for El Pollo Loco, Inc.	F-1

The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

i

This prospectus incorporates important business and financial information about El Pollo Loco, Inc. and EPL Intermediate, Inc. that is not included in or delivered with this prospectus. El Pollo Loco, Inc. will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such copies should be directed to El Pollo Loco, Inc., 3535 Harbor Blvd., Suite 100, Costa Mesa, California 92626, attention Jerry L. Lovejoy, Esq.  To obtain timely delivery, you must request the information no later than five business days before          , 2009, the expiration date of the exchange offer.

El Pollo Loco, Inc. intends to apply for the notes to be eligible for trading in The PORTALSM Market operated by NASDAQ, or PORTAL. The notes initially will be represented by one or more permanent global certificates in fully registered form without coupons and will be deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, New York, New York, or DTC, as depositary.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we make no representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

FORWARD-LOOKING STATEMENTS

Certain statements contained within this prospectus constitute “forward-looking statements.” Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Also, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to provide any updates concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

ii

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with our debt covenants and on our ability to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; negative publicity, whether or not valid; increases in the cost of chicken; our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the greater Los Angeles area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the economic crisis; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our expanding franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; and litigation we face in connection with our operations. Actual results may differ materially due to these risks and uncertainties and those discussed below. See “Risk Factors” in this prospectus and the section entitled “Risk Factors” in EPL Intermediate, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference into this prospectus.

TRADEMARKS AND SERVICE MARKS

We own or have rights to trademarks, service marks or trade names that we use in conjunction with the operation of our business. In addition, our  name, logo and website and address are our trademarks, trade names or service marks.  Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder.  Some of the more important trademarks that we own or have rights to that appear in this prospectus include El Pollo Loco® and Pollo Bowl®, which may be registered in the United States and other jurisdictions.

iii

PROSPECTUS SUMMARY

Except as otherwise indicated, in this prospectus, “EPLI,” “the company,” “we,” “us” and “our” refer to EPL Intermediate, Inc. and its consolidated subsidiary, EPL, and “EPL” refers to El Pollo Loco, Inc. and not to EPLI. The term “fiscal year” refers to the 52–week or 53–week fiscal year, as the case may be, ending on the last Wednesday of the calendar year.  This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before exchanging any of the notes. You should read the entire prospectus carefully, including the section entitled “Risk Factors” in this prospectus and the section entitled “Risk Factors” in EPLI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference into this prospectus, EPLI’s financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in EPLI’s Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the 26 weeks ended June 30, 2009, each of which is incorporated by reference into this prospectus, and EPL’s financial statements, before making a decision to exchange the notes.

Business Overview

We are the nation’s leading quick service restaurant, or QSR, chain specializing in flame-grilled chicken, based on the number of system-wide restaurants. Our distinct menu, inspired by the kitchens of Mexico, features our authentic recipe flame-grilled chicken, which along with our service format and value price points, serves to differentiate our unique brand. We are strategically positioned to straddle the QSR and fast casual segments of the restaurant industry. We offer high-quality, freshly-prepared food commonly found in fast casual restaurants, while at the same time providing the value and convenience typically available at traditional QSR chains. This positioning allows us to appeal to a broad range of consumers and to achieve a balanced mix between lunch and dinner sales, resulting in an average transaction amount of $9.03 over the 26 weeks ended June 30, 2009. Our high average transaction amount is driven by a high proportion of family meal purchases which represent 29.8% of total restaurant revenues. As of June 30, 2009, our restaurant system consisted of 417 restaurants made up of 167 company-operated restaurants and 250 franchised restaurants located primarily in California with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Massachusetts, Nevada, New Jersey, Oregon, Texas, Utah and Virginia and produced system-wide sales of $302.8 million. As of June 30, 2009, our revenues totaled $143.3 million.

Our concept originated in Guasave, Mexico in 1975, and the first U.S. El Pollo Loco restaurant opened in Los Angeles in 1980. Our typical restaurant is a free-standing building with drive-thru service that ranges in size from approximately 2,200 to 2,600 square feet with seating for approximately 60 people. Our menu features our authentic recipe citrus marinated flame-grilled chicken that is freshly prepared daily and includes 34 items ranging in price from $1.00 to $23.99, most of which we prepare from scratch using fresh, high-quality ingredients. We serve a variety of individual and family-size chicken meals, which include flour or corn tortillas, freshly-prepared salsa and a variety of signature side orders such as Spanish rice and pinto beans. In addition, we offer a wide variety of contemporary, Mexican-inspired entrees including our specialty Pollo Bowl®, Pollo Salads, signature burritos, chicken quesadillas and chicken tacos. Our individual and family-size meals appeal to customers for restaurant dining or take-out during dinner time, while our more portable Mexican entrees appeal to customers at lunch time or on the go.

Our Competitive Strengths

Unique Brand with a Strong Price/Value Proposition and a Broad Appeal. We have strategically positioned our brand between the QSR and fast casual segments of the restaurant industry. We believe our authentic Mexican-inspired cooking method and high-quality food made fresh-to-order set us apart from our QSR competition, while our convenience and value proposition differentiate us from our fast casual competition.

In addition, we believe we are unique in offering both individual and family-size chicken meals and Mexican- inspired entrees such as burritos and quesadillas. As a result, our brand appeals to a wide variety of consumers across different ethnic, age and income demographics. In our core markets, which include restaurants located in California, Nevada and Arizona, we estimate approximately half of our customers are Hispanic, and it is our belief that our authentic Mexican heritage and menu items generate a strong affinity with Hispanic customers. At the same time, we have developed a large non-Hispanic customer base and our restaurants perform well in both urban and suburban markets. This broad appeal across different ethnic groups and income levels increases the number of markets and the number of locations within each market in which our restaurants can successfully operate, while reducing our exposure to fluctuations in any individual market segment.

Proven Business Model with Attractive Restaurant Economics. Since opening our first U.S. El Pollo Loco restaurant approximately 30 years ago, we have built an established base of restaurants that have experienced positive year-over-year same store sales growth for each of the last nine fiscal years. We are the leader in the chicken QSR market for the greater Los Angeles area with our 270 restaurants achieving an estimated 46.5% market share in 2008, according to Restaurant Trends, a restaurant industry trade guide.

Our company-operated restaurants generated an average unit volume, or AUV, of $1.7 million in 2008. According to the April 2009 GE Franchise Finance Chain Restaurant Industry Review, our system-wide AUV was the seventh highest among QSR chains nationwide in 2008. Additionally, we believe our business model and balanced day part mix enable us to achieve greater facility utilization, better labor efficiency and less food waste.  Our high AUV and stable profitability provide for a strong return on invested capital for new company-operated and new franchised restaurants.

Well Positioned to Capitalize on Favorable Industry and Demographic Trends. We believe we are well positioned to benefit from several fundamental trends within the restaurant industry and the U.S. population, including:

•
Long term trend of increased expenditure on food consumed away from home and increased consumption of freshly prepared food brought home. This trend is driven by consumers’ desire for convenience and value. According to the USDA Economic Research Service, or ERS, dollars spent on food consumed away from home increased 46% between 1990 and 2007 in constant dollar terms to 49% of total dollars spent on food in 2007 and is expected to grow to 52% of total dollars spent on food by 2015.

•
Consumer awareness of the nutritional benefits of chicken is a major factor that we believe will continue to drive chicken consumption. According to ERS, per capita consumption of chicken in the U.S. increased 41% from 1990 to 2007.

•
According to the U.S. Census Bureau, the Hispanic population, our largest customer segment, is the fastest growing group in the U.S, growing at a compound annual growth rate of 3.5% between July 2000 and July 2008. According to the U.S. Census Bureau, this growth is expected to continue as the Hispanic population is projected to nearly triple in size, from 46.7 million to 132.8 million, between July 2008 and July 2050 and, during this time frame, the Hispanic population’s share of the nation’s total population is projected to double, from approximately 15% to approximately 30%.

Strong and Growing Franchise Base. Our existing franchise base consists of many successful, longstanding multi-unit restaurant operators, with over 80% of our franchised restaurants owned and operated by franchisees who have been with us for more than 10 years. Since the beginning of 2004, our franchisees have opened 72 new El Pollo Loco restaurants, a 40.4% increase, as of June 30, 2009. We believe we have been successful in attracting these franchisees due to our unique concept and strong return on invested capital.

Additionally, we have assembled an experienced franchise development team dedicated to supporting our franchisees. This support function makes us a valuable business partner, and as a result, we have been awarded with many accolades recognizing our franchising platform, including the 2007 Leadership in Franchise Management award presented by Nation’s Restaurant News.

The revenue we generate from franchising helps to stabilize our cash flow and enhance our profitability by providing more predictable and higher margin revenue streams. As of June 30, 2009, there were 250 franchised restaurants, which generated franchise revenue of $9.6 million. We increased franchise revenue from $17.3 million in 2006 to $20.6 million in 2008, representing a growth rate in franchise revenue of 18.9%.

Innovative Marketing Campaigns and Creative Advertising. Our strategic marketing, advertising and public relations campaigns are built around highlighting our brand’s key points of differentiation, strengthening our relationship with consumers and heightening our brand presence. We reinforce our position between traditional QSR and fast casual by emphasizing the quality that elevates us above traditional QSR and the value and convenience that differentiates us from fast casual. We take a unique approach to advertising by developing two distinct campaigns, one in English and another in Spanish. We believe this strategy allows us to better connect with our core customers and has been highly effective in building our brand.

We primarily utilize television and print media to communicate our core marketing messages and retail promotions. Our media budget is allocated at 4% of sales in the Los Angeles market and 5% of sales outside of Los Angeles, California.

Demonstrated Stable Cash Flow Generation. We have successfully operated through a range of difficult economic cycles with financial leverage and have achieved attractive rates of return on invested capital and strong operating cash flow. We believe the stability of our operating cash flow is due to our leading market position, attractive unit-level economics and strong base of franchise revenues that have produced positive cash flows in excess of 16% for each of the last three fiscal years. Additionally, we believe our stable cash flow from operations along with low maintenance capital expenditure requirements have allowed us to be successful during both favorable and adverse economic conditions.

Experienced Management Team. Our executive management team has extensive restaurant industry experience in addition to a significant multi-industry foundation in consumer marketing, operations and finance with key positions at leading food service businesses, including PepsiCo Inc., Taco Bell Corp., Applebee’s International, Inc., McDonald’s Corporation, Rubio’s Restaurants, Inc., CKE Restaurants, Inc. and Claim Jumper Restaurants Holdings Corp. Stephen E. Carley, our President and Chief Executive Officer since April 2001, was a consumer marketing and operations veteran with General Mills, Inc., The Pillsbury Company and PepsiCo Inc. prior to gaining extensive experience in the QSR and food service industries while serving in various areas at both Taco Bell Corp. and PepsiCo Inc.

Business Strategy

Increase Same-Store Sales. We have a strong track record of growing our same-store sales through a mix of increasing customer traffic and average transaction amount. We plan to continue to drive same-store sales by:

•
Increasing Customer Traffic. We focus on driving transaction volume, which we refer to as customer traffic, by introducing new items that complement our core product base and by promoting menu items designed to deliver value in a highly competitive marketplace. For example, in the third quarter of 2008, we introduced a new value-priced menu item, a grilled chicken tortilla roll at $1.99, which targets the value conscious consumer, is portable and drives snack day parts. We also continue to roll out innovative limited time offerings to generate repeat visits and attract new customers.

•
Enhancing Average Transaction Amount. Our strategy to enhance the average customer transaction amount includes selling add-on menu items, including soup, salads, sides and desserts, to complete customer meals, as well as introducing new products across multiple price points.

•
Extending Store Hours of Operation. In an effort to capture an increasing share of the attractive late night day part, we have extended the operating hours for certain of our restaurants. System-wide, we operate 247 restaurants that are open daily until 1:00 A.M. Additionally, as sales warrant, we intend to extend operating hours at restaurants across our store base in order to further increase late night day part sales.

•
Executing Our Targeted Marketing Plan. Our empirical, data driven approach to marketing helps us to determine optimal pricing strategies and value promotions, introduce products that reflect customer taste preferences and target advertising based on demographic profiles.

•
Enhancing Speed of Service. We continue to implement initiatives to improve the speed of service for our customers, including the implementation of an improved labor scheduling system, enhanced drive-thru timing reporting system, and an additional register at each drive-thru location.

•
Developing Our Catering Business. We have enhanced catering services throughout our system and have increased the number of company and franchise stores that offer catering delivery. In an effort to increase our catering sales, which drives AUV, we have recently introduced a new catering menu with simplified online and phone ordering as well as hired dedicated operating and marketing personnel to manage our catering business.

Increase Our Profitability. Over the past several years we have improved our operations and implemented cost controls in an effort to increase restaurant-level profitability. However, in recent years gains in restaurant level profitability have been offset by rising commodity costs and minimum wage increases. We have identified several opportunities which we believe may increase our operational efficiency and reduce our costs, including:

•
Improving Restaurant Operations. We intend to continue to improve restaurant operations through the use of our rigorous scorecard system and by implementing new information technology initiatives, improved food cost management, production forecasting and labor scheduling tools. We also focus on minimizing restaurant employee turnover, which significantly reduces training cost and improves productivity.

•
Leveraging Our Existing Infrastructure. Our infrastructure is sufficient to support substantial growth without significant additional expense. As a result, we anticipate driving increasing operating leverage over time as we expect our revenue to grow faster than our general and administrative expenses.

•
Growing High Margin Franchise Revenue. We continue to emphasize franchise development, which is expected to increase the percentage of our total revenue generated from franchise royalties over time. The growth of our high margin franchise revenue is expected to increase our profitability. In response to the current economic environment, we have developed and are adjusting our growth strategy to focus on a new restaurant prototype, called Gen3, which significantly reduces the capital required to open a new unit and enhances returns on invested capital. We believe this lower cost restaurant will appeal to our franchisees and make it easier and more profitable for franchisees to open new units. The Gen3 is designed to offer the same features of a typical 2,400 square foot free-standing drive-thru restaurant, at approximately half the capital expenditure cost. The Gen3, which will range from 1,800 to 2,200 square feet, will also have a shorter build-out period than our existing restaurant design.

Increase Penetration of Existing Markets. We will continue to open new company-operated and franchise restaurants in our existing core markets. We have a significant presence in the greater Los Angeles area, and we believe that a significant long term opportunity for new store growth remains in all of our markets. Our existing market strategy is to develop new company-operated restaurants in the greater Los Angeles area, Las Vegas, and the Central Valley of California, and to partner with experienced operators in Arizona and the other regions of California. Our extensive operational and site selection expertise in the greater Los Angeles area, Las Vegas and the Central Valley create a strong platform on which to grow our company-operated restaurant base.

In 2008, we opened nine company-operated restaurants and 11 franchised restaurants in existing markets. We currently plan to open approximately five new company-operated restaurants in fiscal 2009. As of June 30, 2009, we had signed franchise development agreements with seven franchisees to open an additional 30 restaurants in our existing markets. We believe our franchisees will open approximately seven new restaurants in fiscal 2009.

Selectively Develop New Markets with a Combination of Company Store Growth and Experienced Local Operators. We believe that our distinct product offering and unique brand will appeal to consumers in numerous markets throughout the United States. As of June 30, 2009, we were legally authorized to market franchises in 45 states. Our approach to franchise development in new markets involves the identification of an experienced, local operator, followed by a rigorous analysis of market potential before we enter into a franchise development agreement. We plan to partner with experienced operators in new markets to be able to leverage local operational and real estate expertise while generating high margin royalty revenue for us and limiting our capital investment. In 2008, our franchisees opened four restaurants in Atlanta, one in Massachusetts, one in Oregon, one in Utah and two in Virginia. In addition to franchise growth, we plan to open company stores outside of our existing markets with development in the Chicago metropolitan area and certain other markets that we are currently evaluating. We will also selectively evaluate opportunities to acquire franchisee owned units in markets where we believe there is an opportunity for us to leverage our existing infrastructure or better develop the market.

Our Sponsors

Trimaran Capital Partners is a private asset management firm, headquartered in New York, with assets under management and committed capital of approximately $2.5 billion. Trimaran seeks long-term capital appreciation by making negotiated equity or equity-oriented investments in middle-market companies. Trimaran has developed a systematic, research-oriented approach to identifying markets and specific sectors that demonstrate attractive growth prospects. As a result, Trimaran has been able to deploy capital successfully across various market and economic cycles. Since 1995, Trimaran has completed 60 private equity investments totaling over $1.6 billion of equity capital. Trimaran’s portfolio investments have included leveraged buyouts, build-ups, recapitalizations and growth investments in sectors such as manufacturing, health care, restaurants, retail, education, media, financial services, and utilities among others. Trimaran partners with outstanding management teams with the objective of creating long-term value.

Freeman Spogli & Co. is a private equity firm dedicated exclusively to investing and partnering with management in companies positioned for strong growth and equity appreciation. Freeman Spogli & Co. targets acquisitions of established, middle-market companies in the retailing, direct marketing, distribution, consumer products and retail services industries in the United States. Since its founding in 1983, Freeman Spogli & Co. has invested approximately $2.5 billion of equity in 42 portfolio companies with aggregate transaction values in excess of $16 billion.

Organizational Structure

The following chart illustrates our corporate structure and certain indebtedness of EPLI and EPL, as of June 30, 2009, after giving effect to the Refinancing Transactions:

Refinancing Transactions

In connection with the offering of the original notes, EPL entered into a series of transactions in order to refinance a substantial portion of its outstanding indebtedness. Concurrently with the offering of the original notes, EPL (i) entered into a $12.5 million senior secured revolving credit facility, (ii) repaid its existing term loan and revolving credit facility and (iii) discharged the indenture governing its existing 9¼% senior secured notes due 2009 and redeemed such notes.

We refer to the offer and sale of the original notes, the entry into EPL’s revolving credit facility, the refinancing of EPL’s existing credit facility, the discharge and redemption of EPL’s 9¼% senior secured notes due 2009, the payment of certain related fees and expenses related thereto and the application of the net proceeds therefrom as the “Refinancing Transactions.”

Additional Information

Our principal executive offices are located at 3535 Harbor Boulevard, Suite 100, Costa Mesa, California 92626. Our telephone number is (714) 599-5000. Our internet address is www.elpolloloco.com. Information on, or accessible through, our website is not part of this prospectus.

SUMMARY OF THE EXCHANGE OFFER

On May 22, 2009, EPL completed the private placement of $132,500,000 aggregate principal amount of the original notes. As part of that offering, EPL entered into a registration rights agreement with the initial purchaser of the original notes, dated as of May 22, 2009, in which it  agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the original notes. Below is a summary of the exchange offer.

Notes Offered
Up to $132,500,000 aggregate principal amount of 11¾% Senior Secured Notes due 2012, which have been registered under the Securities Act. The form and terms of these exchange notes are identical in all material respects to those of the original notes except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.

The Exchange Offer
EPL is offering to exchange up to $132,500,000 principal amount of its 11¾% Senior Secured Notes due 2012 that have been registered under the Securities Act for a like principal amount of the original notes outstanding. You may only exchange outstanding notes in denominations of $2,000 and higher integral multiples of $1,000.  EPL will issue exchange notes as soon as practicable after the expiration of the exchange offer.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn prior to 5:00 p.m. New York City time on the expiration date will be exchanged. As of the date of this prospectus, there are $132,500,000 aggregate principal amount of original notes outstanding.

The $132,500,000 aggregate principal amount of EPL’s original 11¾% Senior Secured Notes due 2012 was offered under an indenture dated as of May 22, 2009, or the indenture.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on , 2009, unless EPL extends the exchange offer in its sole discretion. By tendering your original notes, you represent that:
• you are neither EPL’s “affiliate” (as defined in Rule 405 under the Securities Act) nor a broker-dealer tendering notes acquired directly from EPL for its own account;
• any exchange notes you receive in the exchange offer are being acquired by you in the ordinary course of business;

•      at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving exchange notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the original notes or the exchange notes in violation of the Securities Act;

•      if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution, as defined in the Securities Act, of the original notes or the exchange notes; and

•      if you are a broker-dealer, you will receive the exchange notes for your own account in exchange for the original notes that you acquired as a result of your market-making or other trading activities and you will deliver a prospectus in connection with any resale of the exchange notes that you receive. For further information regarding resales of the exchange notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

Accrued Interest
The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes or, if no such interest has been paid, from May 22, 2009. If your original notes are accepted for exchange, you will receive interest on the exchange notes and not on the original notes. Any original notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Conditions to the Exchange Offer
The exchange offer is subject to customary conditions. EPL may assert or waive these conditions in its sole discretion. See “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Original Notes
A tendering holder must, on or prior to the expiration date, transmit an agent’s message to the exchange agent at the address listed in this prospectus. See “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Holders
If you are a beneficial holder of original notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. See “The Exchange Offer—Procedures for Tendering.”

Withdrawal Rights	Tenders may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Original Notes and Delivery of Exchange Notes
Subject to the conditions stated in the section “The Exchange Offer—Conditions to the Exchange Offer” of this prospectus, EPL will accept for exchange any and all original notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered as soon as practicable after the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Regulatory Approvals
Other than the federal securities laws, there are no federal or state regulatory requirements that EPL must comply with and there are no approvals that EPL must obtain in connection with the exchange offer.

Material U.S. Federal Tax Consequences	Your exchange of original notes for exchange notes pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.

Exchange Agent
The Bank of New York Mellon Trust Company, N.A. is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Use of Proceeds
Neither EPL nor EPLI will receive any proceeds from the issuance of exchange notes in the exchange offer. EPL has agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Resales
Based on interpretations by the staff of the Securities and Exchange Commission, or the SEC, as detailed in a series of no-action letters issued to third parties, EPL believes that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus deliver requirements of the Securities Act as long as:

• you are acquiring the exchange notes in the ordinary course of your business;
• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and
• you are neither an affiliate of EPL nor a broker-dealer tendering notes acquired directly from us for your own account.

If you are an affiliate of EPL, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:

• you cannot rely on the applicable interpretations of the staff of the SEC;

• you will not be able to tender your original notes in the exchange offer; and

•      you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes.

Furthermore, any broker-dealer that acquired any of its original notes directly from EPL:

•      may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991), and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

• must also be named as a selling holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

As a condition to participation in the exchange offer, each holder will be required to represent that it is not EPL’s affiliate or a broker-dealer that acquired the original notes directly from EPL.

Consequences of Not Exchanging Original Notes
Original notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. EPL will have no further obligation, except under limited circumstances, to provide for registration under the Securities Act of the original notes. See “The Exchange Offer—Consequences of Exchanging or Failing to Exchange the Original Notes.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to exchange the notes.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The following is a summary of the terms of the exchange notes. The form and terms of these exchange notes are identical in all material respects to those of the original notes except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes and will be governed by the same indenture. When we refer to the terms of “note” or “notes” in this prospectus, we are referring to the original notes and the exchange notes. For a more complete description of the terms of the exchange notes, see “Description of the Notes” in this prospectus.

Issuer	El Pollo Loco, Inc., a Delaware corporation.

Notes Offered	$132,500,000 aggregate principal amount of 11¾% Senior Secured Notes due 2012.

Maturity Date	The notes will mature on December 1, 2012.

Interest	The notes will bear interest at a rate of 11¾% per annum.

Interest Payment Dates	June 1 and December 1 of each year, commencing December 1, 2009.

Guarantees
The notes will be unconditionally guaranteed, jointly and severally, by EPLI and any of EPL’s future domestic restricted subsidiaries. Each guarantor’s guarantee will be a senior secured obligation of that guarantor and will rank pari passu in right of payment with all future senior indebtedness of the guarantor. If EPL cannot make payments on the notes when they are due, the guarantors must make the payments instead.

Collateral
The notes and the related note guarantees will be secured by a second-priority lien on substantially all of EPL’s and the guarantors’ assets (other than certain excluded assets), which will also secure EPL’s revolving credit facility on a first-priority basis.  The collateral agent will hold second-priority liens on the collateral in trust for the benefit of the holders of Parity Lien Obligations. See “Description of the Notes—Security.”

Intercreditor Agreement
The collateral agent has entered into an intercreditor agreement with EPL, the guarantors and Jefferies Finance LLC, as collateral agent under EPL’s revolving credit facility, that will govern the relationship of holders of the Parity Lien Obligations and the lenders under its revolving credit facility. See “Description of the Notes—Intercreditor Agreement.”

Ranking	The notes and the guarantees will be EPL’s and the guarantors’ senior second-priority secured obligations and will be:

•
secured on a second-priority basis, by liens on substantially all of EPL’s and the guarantors’ assets (other than certain excluded assets), subject to the liens securing EPL’s revolving credit facility and any other Priority Lien Debt and other permitted prior liens;

•
effectively junior, to the extent of the value of the collateral, to its and the guarantors’ obligations under the revolving credit facility, any other Priority Lien Debt, which will be secured on a first-priority basis by the same assets of the company that secure the notes;

•	effectively junior to certain permitted prior liens, to the extent of the value of its and the guarantors’ assets subject to those permitted prior liens;

•	pari passu in right of payment with all other senior debt of EPL, including Indebtedness under the revolving credit facility; and

•	senior in right of payment to any future subordinated Indebtedness of EPL, if any.

Optional Redemption
EPL may redeem any of the notes beginning on March 1, 2011. The initial redemption price for the notes is 105.875% of their principal amount plus accrued and unpaid interest, if any. In addition, prior to March 1, 2011, EPL may redeem up to 35% of the notes at a redemption price described in this prospectus plus accrued and unpaid interest, if any, using the net cash proceeds from certain equity offerings. See “Description of the Notes—Optional Redemption.”

Mandatory Redemption	None.

Change of Control
If certain changes of control occurs, EPL must give holders of the notes an opportunity to sell EPL their notes at a purchase price of 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to, but not including, the date of purchase. The term “Change of Control” is defined under “Description of the Notes—Repurchase of the Option of Holders—Change of Control.”

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit EPL’s ability and its future restricted subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of EPL’s capital stock or make other restricted payments;

•	make certain investments;

•	sell, transfer or otherwise convey certain assets;

•	create liens;

	•	designate its future subsidiaries as unrestricted subsidiaries;

	•	consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; and

	•	enter into certain transactions with its affiliates.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Notes—Certain Covenants.”

No Established Trading Market
The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. EPL cannot assure you that an active or liquid trading market for the notes will develop. If an active or liquid trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Form and Denominations
The notes will be issued in minimum denominations of $2,000 and $1,000 integral multiples in excess of $2,000. The notes will be book-entry only and registered in the name of a nominee of DTC. Investors may elect to hold interests in the notes through Clearstream Banking, S.A., or Euroclear Bank S.A./N.V., as operator of the Euroclear system if they are participants in those systems or indirectly through organizations that are participants in those systems.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA OF EPL INTERMEDIATE, INC.

The following table sets forth our summary consolidated historical financial data for fiscal years 2006, 2007 and 2008 and for the unaudited 26 weeks ended June 30, 2008 and June 30, 2009. The summary consolidated historical financial data set forth below should be read in conjunction with EPLI’s consolidated financial statements and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in EPLI’s annual report on Form 10-K for the year ended December 31, 2008 and its quarterly report on Form 10-Q for the 26 weeks ended June 30, 2009, each of which is incorporated by reference into this prospectus.

The summary consolidated historical financial data as of 2006, 2007 and 2008 and for fiscal years ended 2006, 2007 and 2008 have been derived from our consolidated historical financial statements incorporated by reference into this prospectus.  The summary consolidated historical financial data for the unaudited 26 weeks ended June 30, 2008 and June 30, 2009 have been derived from EPLI’s consolidated unaudited historical financial statements incorporated by reference into this prospectus which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair presentation of that information for such periods. The financial data presented for the interim periods is not necessarily indicative of the results for the full year.

	Fiscal Year Ended (1)			26 Weeks Ended
	December 27, 2006	December 26, 2007	December 31, 2008	June 30, 2008	June 30, 2009
	(dollars in thousands, except average transaction)
STATEMENT OF INCOME DATA
Revenue:
Restaurant revenue	$242,571	$259,987	$278,343	$137,153	$133,704
Franchise revenue	17,317	19,038	20,587	10,412	9,593
Total operating revenue	$259,888	$279,025	$298,930	$147,565	$143,297
Costs and expenses:
Product cost	$76,151	$81,233	$89,442	$44,237	$43,160
Payroll and benefits	61,601	67,545	73,139	36,143	35,770
Depreciation and amortization	10,333	11,947	13,007	6,091	5,636
Restaurant other operating expense	51,039	56,138	62,861	30,675	30,919
Franchise expense	3,429	3,747	4,135	1,981	1,941
General and administrative expense	26,813	30,189	39,308	25,011	17,686
Goodwill and domestic trademarks impairment	—	—	42,093	—	—
Operating income (loss)	30,522	28,226	(25,055)	3,427	8,185
Interest expense, net	28,813	29,167	26,003	13,617	14,426
Other expense	—	—	2,043	—	443
Other income	—	—	(1,570)	—	(452)
Income (loss) before provision (benefit) for income taxes	1,709	(941)	(51,531)	(10,190)	(6,232)
Provision (benefit) for income taxes	1,072	3,093	(12,050)	(4,148)	22,289
Net income (loss)	$637	$(4,034)	$(39,481)	$(6,042)	$(28,521)
CASH FLOW DATA
Net cash provided by operating activities	$20,743	$23,129	$23,710	$10,933	$6,847
Net cash used in investing activities	(19,093)	(21,070)	(16,375)	(8,198)	(11,085)
Net cash used in financing activities	(2,247)	(1,173)	(10,100)	(2,565)	13,757
OTHER FINANCIAL DATA
Net rent expense	$12,266	$13,560	$14,687	$7,097	$7,767
Capital expenditures	14,022	29,105	17,455	9,278	4,362
RESTAURANT OPERATING DATA
Restaurants open (end of period):
Company-operated restaurants	151	159	165	162	167
Franchised restaurants	208	230	248	244	250
Total	359	389	413	406	417
Other restaurant data:
Company same store sales	3.7%	1.9%	0.2%	1.1%	(6.2)%
System same store sales	5.3%	2.7%	0.2%	1.8%	(6.3)%
Average sales per company-operated restaurant	$1,658	$1,675	$1,689	$1,720	$1,597
Average company-operated restaurant transaction	$9.00	$9.31	$9.58	$9.53	$9.03

	As of December 27, 2006	As of December 26, 2007	As of December 31, 2008	As of June 30, 2008	As of June 30, 2009
	(dollars in thousands)
BALANCE SHEET DATA
Cash and cash equivalents	$2,955	$3,841	$1,076	$4,011	$10,595
Property owned, net	73,842	82,217	84,321	84.962	80,781
Total assets	509,048	516,428	469,765	520,504	488,656
Total secured debt	112,222	108,150	107,308	127,682	132,312
Total EPL debt	235,868	231,993	215,471	225,422	238,575
Total EPLI debt	262,187	262,267	241,451	249,641	266,429
Total stockholders’ equity	172,714	172,311	156,580	189,420	127,694

(1)
We use a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2008, which ended December 31, 2008, was a 53-week fiscal year. Fiscal years 2006 and 2007, which ended December 27, 2006 and December 26, 2007, respectively, were 52-week fiscal years.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this prospectus before tendering your original notes in the exchange offer. In addition, you should carefully consider, the matters discussed under “Risk Factors” in EPLI’s Form 10-K, which is incorporated by reference into this prospectus . If any of the following risks actually occur, our business, financial condition, prospects, results of operations or cash flow could be materially and adversely affected. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur and if such events do occur, you may lose all or part of your original investment in the notes.

Risks Related to the Exchange Offer

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for exchange notes pursuant to the exchange offer, the original notes you hold will continue to be subject to the existing transfer restrictions. The original notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. EPL does not anticipate that it will register the original notes under the Securities Act. After the exchange offer is consummated, the trading market for the remaining untendered original notes may be small and inactive. Consequently, you may find it difficult to sell any original notes you continue to hold because there will be fewer original notes of such series outstanding.

Some holders of the exchange notes may be required to comply with the registration and prospectus delivery requirements of the Securities Act.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

In addition, a broker-dealer that purchased original notes for its own account as part of market-making or trading activities must deliver a prospectus when it sells the exchange notes it received in the exchange offer. EPL’s obligation to make this prospectus available to broker-dealers is limited. EPL cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

Failure to comply with the exchange offer procedures could prevent a holder from exchanging its original notes.

Holders of the original notes are responsible for complying with all exchange offer procedures. The issuance of exchange notes in exchange for original notes will only occur upon completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of original notes who wish to exchange them for exchange notes should allow sufficient time for timely completion of the exchange procedure. Neither EPL nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedure.

Risks Related to the Notes and the Collateral

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business.

As of June 30, 2009, our total indebtedness was approximately $266.4 million, and EPL’s total indebtedness was approximately $238.6 million. Our substantial indebtedness could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•
requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•
limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Despite our substantial indebtedness level, we and our subsidiary will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Although the agreement governing EPL’s revolving credit facility, the indenture governing the notes and the indentures governing our other existing notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would increase. In addition, the indenture governing the notes will not prevent EPL from incurring obligations that do not constitute indebtedness under the agreement.

The notes will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiary.

The notes will be structurally subordinated to the indebtedness and other liabilities (including trade payables) of any non-guarantor subsidiary, and holders of notes will not have any claim as a creditor against any non-guarantor subsidiary. In addition, the indenture under which the notes will be issued will permit, subject to certain limitations, any non-guarantor subsidiaries to incur additional indebtedness and will not contain any limitations on the amount of liabilities (such as trade payables) that may be incurred by them. The indenture governing the notes will not limit the transfer of the guarantors’ assets to any foreign subsidiaries, none of which will be a guarantor.

Our debt agreements will contain restrictions that will limit our flexibility in operating our business.

The indenture governing the notes will contain and the indentures governing EPL’s and EPLI’s other existing notes contain various covenants that limit their ability to engage in specified types of transactions. These covenants limit us and our subsidiary's ability to, among other things:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell, transfer or otherwise convey certain assets;

•	create liens;

•	designate our subsidiary as an unrestricted subsidiary;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into a new or different line of business; and

•	enter into certain transactions with our affiliates.

A breach of any of these covenants could result in a default under our indentures or EPL’ s revolving credit facility. In addition, any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions.

We may not be able to generate sufficient cash to service the notes or our other indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on the notes or our other indebtedness. For the 26-week period ended June 30, 2009, we had a net loss of $28,521,000. If we continue to incur net losses or do not generate sufficient cash from operations, we may not be able to make cash interest payments or service our indebtedness. Additionally, on November 15, 2009, cash interest will begin to accrue on the outstanding balance of our 14½% PIK notes due 2014. The first cash interest payment on these notes will be due on May 15, 2010. If any of these notes are outstanding at May 15, 2011, we are required to redeem for cash a portion of each note then outstanding at 104.5% of the accreted value of such portion of such note, plus accrued and unpaid interest, if any. Our cash flows from operating activities may not be sufficient to fund payments on the notes, payments on EPL’s existing notes and cash payments on our PIK notes due 2014. We may need to obtain additional funds to service our existing indebtedness or to refinance our existing indebtedness if we cannot meet our obligations to make payments on these notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance the notes or our other indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of the agreement governing EPL’s revolving credit facility, the indenture governing the notes, the indentures governing our other existing notes and existing or future debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Substantially all of our assets will be subject to first priority security interests on collateral that will also secure the notes. Therefore, your ability to receive payments on the notes will be subject to the prior satisfaction of all such obligations, to the extent of the value of such collateral.

All obligations under EPL’s revolving credit facility are secured by first-priority liens on collateral that will also secure the notes, which will be secured by a second-priority lien on such collateral. As a result, the notes will be subject to the prior satisfaction of all of the obligations of EPL’s revolving credit facility to the extent of the value of such collateral. The effect of this collateralization is that upon a default in payment on, or the acceleration of, any obligations under EPL’s revolving credit facility, or in the event of EPL’s bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of the assets that secure EPL’s revolving credit facility will be available to pay obligations on the notes only after all obligations under EPL’s revolving credit facility have been paid in full. Furthermore, the collateral securing the notes and the guarantees will be subject to liens permitted under the terms of the indenture governing the notes, whether arising before or after the date the notes are issued. The existence of any permitted liens could adversely affect the value of the collateral securing the notes and the guarantees, as well as the ability of the collateral agent to realize or foreclose on such collateral. As of June 30, 2009, EPLI and EPL would have had approximately $266.4 million and $238.6 million, respectively, of indebtedness outstanding, including $12.5 million of secured indebtedness available under EPL’s revolving credit facility secured by a first-priority lien.

The rights of holders of notes to the collateral will be governed, and limited, by the intercreditor agreement.

The rights of holders of notes to the collateral will be governed by the intercreditor agreement. The holders of indebtedness under EPL’s revolving credit facility, which will be secured on a first-priority basis, will control certain matters related to the collateral securing such indebtedness and the notes pursuant to the terms of the intercreditor agreement. Under the intercreditor agreement, at any time that the indebtedness secured on a first-priority basis remains outstanding, many actions that may be taken in respect of the collateral, including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of collateral from the lien of, and waivers of past defaults under, the collateral documents, will be at the direction of the holders of such indebtedness, and the collateral agent on behalf of the holders of the notes may not have the ability to control or direct such actions, even if the rights of the holders of the notes are adversely affected.

There may not be sufficient collateral to pay all or any of the notes.

Substantially all EPL’s and the guarantors’ assets will be subject to first-priority liens in favor of the lenders under EPL’s revolving credit facility. The holders of the notes will have second-priority liens on such assets. Because obligations under EPL’s revolving credit facility will be secured on a first-priority basis, EPL’s failure to comply with the terms of the agreement governing that facility would entitle those lenders to declare all funds outstanding under EPL’s revolving credit facility to be immediately due and payable. If EPL were unable to service the indebtedness under its revolving credit facility, the lenders could foreclose on its assets that serve as collateral for the notes. As a result, upon any distribution to EPL’s creditors, liquidation, reorganization or similar proceedings, or following acceleration of any of its indebtedness or an event of default under its indebtedness, the lenders under EPL’s revolving credit facility will be entitled to be repaid in full from the proceeds of its assets securing the indebtedness to them before any payment is made to you from the proceeds of collateral.

Furthermore, the collateral securing the notes will be subject to liens permitted under the terms of the indenture governing the notes, whether arising before or after the date the original notes were issued. The existence of any permitted liens could adversely affect the value of the collateral securing the notes, as well as the ability of the collateral agent to realize or foreclose on such collateral.

In addition, not all of EPL’s assets secure the notes. See “Description of the Notes—Security.” To the extent that the claims of the holders of the notes exceed the value of the assets securing those notes and other liabilities, those claims will rank equally with the claims of the holders of the EPL’s outstanding unsecured senior notes and any other indebtedness ranking pari passu with those unsecured notes. As a result, if the value of the assets pledged as security for the notes and other liabilities is less than the value of the claims of the holders of the notes and other liabilities, those claims may not be satisfied in full before the claims of the EPL’s unsecured creditors are paid.

EPL has not conducted appraisals of all of its assets constituting collateral securing the notes to determine if the value of such collateral upon foreclosure or liquidation equals or exceeds the amount of the notes. Accordingly, EPL cannot assure you that the remaining proceeds from the sale of the collateral would be sufficient to repay holders of notes all amounts owed under the notes. The fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of our industry, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount received upon a sale of the collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, EPL cannot assure you that the proceeds from any sale or liquidation of this collateral will be sufficient to pay its obligations under its revolving credit facility and under the notes.

In the event of EPL’s  bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of EPL’s bankruptcy. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but is intended in general to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, EPL cannot predict whether payments under the notes would be made following commencement of and during a bankruptcy case, whether or when the trustee under the indenture for the notes could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral through the provision of “adequate protection.”

The notes could be wholly or partially voided as a preferential transfer.

If EPL becomes the subject of a bankruptcy proceeding within 90 days after the date of the indenture (or, with respect to any insiders specified in bankruptcy law who are holders of the notes, within one year after it issued the notes), and the court determines that it was insolvent at the time of the closing of the issuance of the original notes (under the preference laws, EPL would be presumed to have been insolvent on and during the 90 days immediately preceding the date of filing of any bankruptcy petition), the court could find that the incurrence of the obligations under the notes involved a preferential transfer. In addition, to the extent that certain of EPL’s collateral was not perfected until after closing of the issuance of the original notes, such 90-day preferential transfer period would begin on the date of perfection. As secured creditors, holders of notes would be entitled to receive a greater recovery in liquidation than such holders would have been entitled to receive if those holders had not participated in the exchange offer. If the court determined that the granting of the security interest was therefore a preferential transfer, which did not qualify for any defense under bankruptcy law, then holders of the notes would be unsecured creditors with claims that ranked pari passu with all other unsecured creditors of the applicable obligor, including trade creditors. In addition, under such circumstances, the value of any consideration holders received pursuant to the notes, including upon foreclosure of the collateral, could also be subject to recovery from such holders and possibly from subsequent assignees, or such holders might be returned to the same position they held as holders of the notes.

The value of the collateral securing the notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against EPL or a guarantor, holders of the notes will be entitled to post-petition interest under the U.S. bankruptcy code only if the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the notes may be deemed to have an unsecured claim if EPL’s obligations in respect of the notes equal or exceed the fair market value of the collateral securing the notes. Holders of the notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. bankruptcy code. It is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Upon a finding by a bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of holders of notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes. No appraisal of the fair market value of the collateral has been prepared in connection with the issuance of the notes and therefore the value of the collateral agent’s interest in the collateral may be less than the principal amount of the notes. There may not be sufficient collateral to satisfy EPL’s obligations under the notes.

The collateral securing the notes may be diluted under certain circumstances.

The collateral that will secure the notes will also continue to secure obligations under EPL’s revolving credit facility. In addition, this collateral may secure additional senior indebtedness that EPL or its restricted subsidiaries incur in the future, subject to restrictions on their ability to incur debt and liens under the agreement governing EPL’s revolving credit facility, the indenture governing EPL’s senior unsecured notes due 2013, the indenture governing our PIK notes due 2014 and the indenture governing the notes. Your rights to the collateral would be diluted by any increase in the indebtedness secured by this collateral.

EPL may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, EPL will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest, if any, and the indentures governing EPL’s other existing notes have similar requirements. The source of funds for any such purchase of the notes will be our available cash or cash generated from our and our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. EPL may not be able to repurchase the notes upon a change of control because it may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Accordingly, EPL may not be able to satisfy its obligations to purchase the notes and EPL’s other existing notes unless EPL is able to obtain financing. EPL’s failure to repurchase the notes and its other existing notes upon a change of control would cause a default under the indentures governing such notes.

In addition, the change of control provisions in the indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of EPL’s indebtedness), reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a “Change of Control” under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control” as defined in the indenture that would trigger EPL’s obligation to repurchase the notes. Therefore, if an event occurs that does not constitute a “Change of Control” as defined in the indenture, EPL will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. See “Description of the Notes—Repurchase of Notes upon a Change of Control.”

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and any guarantees and require holders of the notes to return payments received and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes, the incurrence of any guarantees of the notes entered into upon issuance of the notes and subsidiary guarantees that may be entered into thereafter under the terms of the indenture governing the notes and the granting of liens to secure the notes and the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes, any guarantee or any of the liens securing the notes and the guarantees could be voided as a fraudulent transfer or conveyance if (1) EPL or any of the guarantors, as applicable, issued the notes, incurred its guarantee or granted the liens with the intent of hindering, delaying or defrauding creditors or (2) EPL or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing the notes, incurring its guarantee or granting the liens and, in the case of (2) only, one of the following is also true at the time thereof:

•	EPL or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left it or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business; or

•	it or any of the guarantors intended to, or believed that it or such guarantor would, incur debts beyond its or such guarantors’ ability to pay such debts as they mature.

A court would likely find that EPL or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if it or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or now or antecedent debt is secured or satisfied.

EPL cannot be certain as to the standards a court would use to determine whether or not it or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to EPL’s or any of its guarantors’ other debt. Generally, however, an entity would be considered solvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of EPL or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In addition, the court may avoid and set aside the liens securing the collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes.

Although each guarantee entered into by a subsidiary will contain a provision intended to limit that guarantors’ liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantors’ obligation to an amount that effectively makes its guarantee worthless.

Corporate benefit laws and other limitations on the guarantees and security may adversely affect the validity and enforceability of the guarantees of the notes and security granted by the guarantors.

The guarantees of the notes by the guarantors and security granted by such guarantors provide the holders of the notes with a direct claim against the assets of the guarantors. Each of the guarantees and the amount recoverable under the security documents, however, will be limited to the maximum amount that can be guaranteed or secured by a particular guarantor without rendering the guarantee or security, as it relates to that guarantor, voidable or otherwise ineffective under applicable law. In addition, enforcement of any of these guarantees or security against any guarantor will be subject to certain defenses available to guarantors and security providers generally. These laws and defenses include those that relate to fraudulent conveyance or transfer, voidable preference, corporate purpose or benefit, preservation of share capital, thin capitalization and regulations or defenses affecting the rights of creditors generally. If one or more of these laws and defenses are applicable, a guarantor may have no liability or decreased liability under its guarantee or the security documents to which it is a party.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The initial purchaser of the notes has advised us that they currently intend to make a market in the notes as permitted by applicable laws and regulations. However, the initial purchaser is not obligated to do so, and they may discontinue any market-making activities with respect to the notes at any time without notice. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. If a market develops, the notes could trade at prices that may be lower than the initial offering price of the original notes. If an active market does not develop or is not maintained, the price and liquidity of the notes may be adversely affected. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for any of the notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuance, the original notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

USE OF PROCEEDS

Neither EPL nor EPLI will receive any proceeds from the exchange offer. In consideration for issuing the exchange notes, EPL will receive in exchange the original notes of like principal amount. The original notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of exchange notes will not result in any change in our indebtedness or our capitalization. EPL has agreed to bear the expenses of the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities under the Securities Act. No underwriter is being used in connection with the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES OF EPL INTERMEDIATE, INC.

The table below sets forth EPLI's ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.  This ratio shows the extent to which EPLI generates enough earnings after the payment of all expenses other than interest to make required interest payments on its debt.

	Fiscal Years					26 Weeks Ended
	2004	2005	2006	2007	2008	June 30, 2008	June 30, 2009
	(dollars in thousands)
Fixed Charges:
Interest expense	$18,025	$42,111	$28,813	$29,167	$26,003	$13,617	$14,426
Capitalized interest	95	190	166	252	205	115	19
Interest portion of rent expense	799	815	965	1,107	1,266	602	678
Total fixed charges	$18,919	$43,116	$29,944	$30,526	$27,474	$14,334	$15,123
Earnings:
Pretax income	$1,343	$(19,825)	$1,709	$(941)	$(51,531)	$(10,190)	$(6,232)
Add fixed charges	18,919	43,116	29,944	30,526	27,474	14,334	15,123
Subtract capitalized interest	(95)	(190)	(166)	(252)	(205)	(115)	(19)
Total earnings	$20,167	$23,101	$31,487	$29,333	$(24,262)	$4,029	$8,872
Ratio of earnings to fixed Charges(1)	1.1	0.5	1.1	1.0	-0.9	0.3	0.6

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges (excluding capitalized interest).  Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor.

RATIO OF EARNINGS TO FIXED CHARGES OF EL POLLO LOCO, INC.

The table below sets forth EPL's ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.  This ratio shows the extent to which EPL generates enough earnings after the payment of all expenses other than interest to make required interest payments on its debt.

	Fiscal Years					26 Weeks Ended
	2004	2005	2006	2007	2008	June 30, 2008	June 30, 2009
	(dollars in thousands)
Fixed Charges:
Interest expense	$14,089	$28,559	$25,293	$25,138	$22,430	$11,645	$12,525
Capitalized interest	95	190	166	252	205	115	19
Interest portion of rent expense	799	815	965	1,107	1,266	602	678
Total fixed charges	$14,983	$29,564	$26,424	$26,497	$23,901	$12,362	$13,222
Earnings:
Pretax income	$5,347	$(6,141)	$5,429	$3,209	$(47,688)	$(8,148)	$(4,253)
Add fixed charges	14,983	29,564	26,424	26,496	23,901	12,362	13,221
Subtract capitalized interest	(95)	(190)	(166)	(252)	(205)	(115)	(19)
Total earnings	$20,235	$23,233	$31,687	$29,453	$(23,992)	$4,099	$8,949
Ratio of earnings to fixed Charges(1)	1.4	0.8	1.2	1.1	-1.0	0.3	0.7

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges (excluding capitalized interest).  Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor.

SELECTED HISTORICAL FINANCIAL DATA OF EPL INTERMEDIATE, INC.

The following table contains selected historical financial data for the fiscal year ended 2004, 2005, 2006, 2007 and 2008, derived from the consolidated audited financial statements and related notes of EPLI and for the 26 weeks ended June 30, 2008 and June 30, 2009, derived from the unaudited historical consolidated financial statements of EPLI.

The unaudited historical consolidated financial statements for the 26-week periods ended June 30, 2008 and June 30, 2009 reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of EPLI's financial position and the results of operations for the periods presented.  Operating results for the 26-week period ended June 30, 2009 are not necessarily indicative of the results that may be expected for fiscal 2009.

The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in EPLI's Annual Report on Form 10-K for the year ended December 31, 2008 and EPLI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and EPLI's consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

	Fiscal Years(1)					26 Weeks Ended
	2004	2005	2006	2007	2008	June 30, 2008	June 30, 2009
	(in thousands)
Income Statement Data:
Restaurant revenue	$204,820	$221,794	$242,571	$259,987	$278,343	$137,153	$133,704
Franchise revenue	14,216	15,403	17,317	19,038	20,587	10,412	9,593
Total operating revenue	219,036	237,197	259,888	279,025	298,930	147,565	143,297
Product cost	64,595	70,596	76,151	81,233	89,442	44,237	43,160
Payroll and benefits	55,200	57,071	61,601	67,545	73,139	36,143	35,770
Depreciation and amortization	13,894	13,946	10,333	11,947	13,007	6,091	5,636
Other operating expenses	65,979	73,298	81,281	90,074	106,304	57,667	50,546
Goodwill and domestic trademark impairment	–	–	–	–	42,093	–	–
Operating income (loss)	$19,368	$22,286	$30,522	$28,226	$(25,055)	$3,427	$8,185
Interest expense, net	18,025	42,111	28,813	29,167	26,003	13,617	14,426
Other Expense	–	–	–	–	2,043	–	443
Other Income	–	–	–	–	(1,570)	–	(452)
Income (loss) before income taxes	$1,343	$(19,825)	$1,709	$(941)	$(51,531)	$(10,190)	$(6,232)
Net income (loss)	$1,315	$(11,781)	$637	$(4,034)	$(39,481)	$(6,042)	$(28,521)
Supplementary Income Statement Data:
Restaurant other operating expense	$39,900	$42,776	$51,039	$56,138	$62,861	$30,675	$30,919
General and administrative and other expense	26,079	30,522	30,242	33,936	43,443	26,992	19,627
Total other operating expenses	$65,979	$73,298	$81,281	$90,074	$106,304	$57,667	$50,546
Balance Sheet Data (at period end):
Cash and cash equivalents	$5,636	$3,552	$2,955	$3,841	$1,076	$4,011	$10,595
Net property(2)	64,103	71,307	75,476	83,322	85,053	85,857	81,401
Total assets	167,238	505,919	509,048	516,428	469,765	520,504	488,656
Total debt	169,582	260,314	262,187	262,267	241,453	249,641	266,429
Total stockholder’s equity	(38,875)	171,691	172,714	172,311	156,580	189,420	127,694
Other Financial Data:
Depreciation and amortization	$13,894	$13,946	$10,333	$11,947	$13,007	$6,091	$5,636
Capital expenditures(3)	14,849	16,161	14,022	29,105	17,455	9,278	4,362

(1)           We use a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year.  In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations.  Approximately every six or seven years a 53-week fiscal year occurs.  Fiscal year 2008, which ended December 30, 2008, was a 53-week fiscal year.  Fiscal years 2004, 2005, 2006 and 2007 were 52-week fiscal years.

(2)           Net property consists of property owned and property held under capital leases.

(3)           Capital expenditures consist of cash paid for the purchase of property as well as cash paid for the purchase of restaurants from franchisees.  The amount paid for the purchase of restaurants from franchisees was $8,358,000 in 2007.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

Overview

On May 22, 2009, EPL, as borrower, and certain of its affiliates, as guarantors, entered into a senior secured credit agreement with Jefferies Finance LLC, as lead arranger, collateral agent and administrative agent (in such capacity referred to as the Agent), the other agents party thereto, and the lenders from time to time party thereto. The senior secured credit agreement makes available to EPL a three year and two month senior secured revolving credit facility, referred to as the Facility, in an aggregate amount up to $12.5 million, referred to as the Commitment Amount. EPL may draw up to an aggregate amount of $8.0 million of the Facility as letters of credit at any time, with the ability of EPL to draw up to $10.0 million as letters of credit at the sole discretion of the issuing bank. EPL’s ability to borrow under the Facility will be limited at any time to the lesser of (i) the Commitment Amount and (ii) our EBITDA (as defined in the Facility) for the most recently completed trailing twelve consecutive months for which we have delivered financial statements to the Agent as of such time.

The proceeds of the Facility will be used for refinancing our existing indebtedness and back-stopping EPL’s issued and outstanding letters of credit under its existing credit facility, funding certain fees and expenses associated with the Facility, and financing its ongoing working capital, capital expenditures and general corporate needs.

Interest Rate and Fees

Borrowings under the Facility will bear interest, at EPL’s option, at a rate equal to either (a) a base rate determined by reference to the higher of (1) J.P. Morgan Chase Bank, N.A.’s “base rate” plus the applicable margin, (2) the federal funds rate plus 0.50% plus the applicable margin, and (3) the LIBOR rate for a three- month interest period plus 1.00% plus the applicable margin or (b) the LIBOR rate plus the applicable margin. The applicable margin is equal to 4.50% for base rate loans and 5.50% for LIBOR loans. Upon the occurrence and during the continuance of an event of default, the applicable margin will increase by 2.00%.

In addition to paying interest on outstanding principal under the Facility, EPL will be required to pay a commitment fee to the lenders in respect of the undrawn commitments thereunder. The commitment fee rate will be 1.00% per annum. EPL will also be required to pay customary letter of credit fees.

Prepayments

Upon receipt of insurance proceeds resulting from any casualty or condemnation, asset sales, certain debt incurrences, tax returns and other extraordinary events, the senior secured credit agreement may require EPL to apply such proceeds toward a permanent reduction of revolving commitments under the Facility, and, if the commitments under the Facility are so reduced to a level that is below principal amounts then outstanding, toward prepayment of outstanding principal and interest under the Facility.

Guarantee and Security

All obligations under the senior secured credit agreement are unconditionally guaranteed by the guarantors. All obligations under the Facility, including the guarantees of those obligations, are secured by substantially all of EPL’s assets and the assets of each guarantor, subject to certain exceptions, referred to as the Collateral. The lenders each benefit from a pari passu first priority security interest in the Collateral.

Certain Covenants and Events of Default

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, EPL’s ability and the ability of the guarantors to:

•	incur additional indebtedness or issue preferred stock;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	make certain restricted payments;

•	make investments, loans or advances;

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	change EPL’s lines of business or fiscal year; and

•	engage in speculative hedging transactions.

In addition, the senior secured credit agreement requires EPL and the guarantors to maintain, on a consolidated basis, a minimum level of EBITDA at all times.

The senior secured credit agreement also contains affirmative covenants and events of default customary for credit facilities of this type.

9¼% Senior Secured Notes due 2009

In connection with the offering of the original notes, EPL called for redemption all of its remaining 9¼% senior secured notes due 2009, or the 9¼% Notes, and discharged the related indenture. The redemption price was 100% of the outstanding principal amount plus accrued and unpaid interest. $250,000 aggregate principal amount of the 9¼% Notes was outstanding at the time of the redemption. Funds for the redemption were deposited with the trustee for the 9¼% Notes and the related indenture was discharged prior to the closing of the offering of the original notes.

11¾% Senior Unsecured Notes due 2013

As of June 30, 2009, EPL had outstanding $106.3 million aggregate principal amount of 11¾% senior notes due 2013. Interest on these notes is payable in May and November and began on May 15, 2006. These notes are unsecured, are guaranteed by EPL and may be redeemed at its discretion after November 15, 2009. The indenture governing these notes contains certain provisions which may, among other items, prohibit EPL’s ability to incur additional indebtedness, sell assets, engage in transactions with affiliates and issue or sell preferred stock.

In October 2006, EPL completed the exchange of these notes for registered, publicly tradable notes that have substantially identical terms as the initial notes. The costs incurred in connection with the offering of these notes have been capitalized and are included in other assets in the balance sheets and the related amortization is reflected as a component of interest expense in our consolidated financial statements. EPL used the proceeds from these notes to purchase substantially all of its outstanding 9¼% senior secured notes due December 2009.

EPL purchased $15.9 million in principal amount of these notes at a price of $13.6 million at various times in 2008. The net purchase price was 86% of the principal amount of such notes and resulted in a net gain of $1.7 million which was included in other income in our consolidated statement of operations. The gain of $1.7 million was net of the write-off of prorated deferred finance costs of $0.6 million.

EPL purchased $2.0 million in principal amount of these notes at a price of $1.5 million in March of 2009. The net purchase price was 74% of the principal amount of such notes and resulted in a net gain of $0.5 million which is included in other income in our condensed consolidated statement of operations. The gain of $0.5 million is net of the write-off of prorated deferred finance costs of $0.1 million.

14½% PIK notes due 2014

As of June 30, 2009, we had $27.9 million outstanding in aggregate principal amount of the 14½% PIK notes due 2014. No cash interest will accrue on these notes prior to November 15, 2009. Instead, the principal value of these notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including November 15, 2009 at a rate of 14½% per annum compounded annually, so that the accreted value of these notes on November 15, 2009 will be equal to the full principal amount of $29.3 million due at maturity.

Beginning on November 15, 2009, cash interest will accrue on these notes at an annual rate of 14½% per annum payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2010. Principal is due on November 15, 2014. The indenture governing these notes restricts our ability and our subsidiaries to, among other items, incur additional indebtedness, sell assets, engage in transactions with affiliates and issue or sell preferred stock. The indenture governing these notes also limits our ability or our subsidiaries to make dividend or other payments to us and for us to make payments to El Pollo Loco Holdings, Inc., its immediate parent corporation.

These notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. These notes are unsecured and are not guaranteed. If any of these notes are outstanding at May 15, 2011, we are required to redeem for cash a portion of each note then outstanding at 104.5% of the accreted value of such portion of such note, plus accrued and unpaid interest, if any. Additionally, we may, at our discretion, redeem any or all of these notes, subject to certain provisions contained in the indenture governing these notes.

In October 2006, we completed the exchange of these notes for registered, publicly tradable notes that have substantially identical terms as these notes. The costs incurred in connection with the registration of these notes were capitalized and included in other assets in our condensed consolidated financial statements and the related amortization was reflected as a component of interest expense in our condensed consolidated financial statements.

In January 2008, we repurchased a portion of these notes for $7.9 million, at a price that approximated their accreted value. We wrote-off the prorated deferred finance costs of $0.1 million which was included in other income in our condensed consolidated statement of operations.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

When EPL sold the original notes on May 22, 2009, or the “closing date,” it entered into a registration rights agreement with the initial purchaser of the original notes. Under the registration rights agreement, EPL agreed to file a registration statement regarding the exchange of the original notes for exchange notes which are registered under the Securities Act. It also agreed to use its reasonable best efforts to cause the registration statement to become effective with the SEC and to conduct this exchange offer after the registration statement is declared effective. The registration rights agreement provides that EPL will be required to pay additional interest to the holders of the original notes if:

•	it does not file the exchange offer registration statement with the SEC on or prior to the 150th calendar day following the closing date of the offering of original notes;

•	the exchange offer registration statement has not been declared effective on or prior to the 240th calendar day following the closing date of the offering of original notes; or

•	the exchange offer is not consummated and no shelf registration statement is declared effective on or prior to the 360th calendar day following the closing date of the offering of original notes.

The exchange offer is not being made to holders of original notes in any jurisdiction where the exchange would not comply with the securities or blue sky laws of such jurisdiction. The registration rights agreement is filed as an exhibit to EPLI’s Current Report on Form 8-K filed with the SEC on May 26, 2009, which is incorporated by reference into this prospectus.

Terms of the Exchange Offer

Upon the terms and conditions described in this prospectus, EPL will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on              , 2009. However, if EPL, in its sole discretion, has extended the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which it extended the exchange offer.

As of the date of this prospectus, $132,500,000 aggregate principal amount of the original notes is outstanding. The original notes were offered under an indenture dated as of May 22, 2009. This prospectus is first being sent on or about         , 2009 to all holders of original notes known to EPL. EPL’s obligation to accept original notes for exchange in the exchange offer is subject to the conditions described under “—Conditions to the Exchange Offer.” EPL reserves the right to extend the period of time during which the exchange offer is open. EPL would then delay acceptance for exchange of any original notes by giving oral or written notice of an extension to the holders of original notes as described below. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by EPL. Any original notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer. Holders of originals notes do not have dissenters’ rights of appraisal in connection with the exchange offer.

You may only exchange outstanding notes in denominations of $2,000 and higher integral multiples of $1,000.

EPL reserves the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified under “—Conditions to the Exchange Offer.” EPL will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. EPL will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time on the expiration date.

EPL’s acceptance of the tender of original notes by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus.

Procedures for Tendering

You may only tender your original notes by book-entry transfer of the original notes into the exchange agent’s account at DTC. The tender to EPL of original notes by you, as set forth below, and its acceptance of the original notes will constitute a binding agreement between EPL and you, upon the terms and subject to the conditions set forth in this prospectus.

Except as described below, a tendering holder must, on or prior to the expiration date, transmit an agent’s message to the exchange agent at the address listed below under “—Exchange Agent.”

In addition, the exchange agent must receive timely confirmation of book-entry transfer of the original notes into the exchange agent’s account at the Depository Trust Company, the book-entry transfer facility, along with the agent’s message.

The Depository Trust Company will be referred to as DTC in this prospectus.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer.

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account.

EPL will determine in its sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.

EPL reserves the right to reject any particular original note not properly tendered, or any acceptance that might, in its judgment or its counsel’s judgment, be unlawful. EPL also reserves the right to waive any conditions of the exchange offer as applicable to all original notes prior to the expiration date. EPL also reserves the right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note prior to the expiration date. Its interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time. None of EPL, the exchange agent or any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will EPL, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.

By tendering, each holder represents to EPL that:

•	the holder is not an affiliate of EPL’s (as defined in Rule 405 under the Securities Act) or a broker-dealer tendering notes acquired directly from EPL for its own account;

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to EPL that the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

However, each holder who is EPL’s “affiliate” (within the meaning of the Securities Act) who intends to participate in the exchange offer for the purpose of distributing the exchange notes or a broker-dealer (within the meaning of the Securities Act) that acquired original notes in a transaction other than as part of its trading or market-making activities and who has arranged or has an understanding with any person to participate in the distribution of the exchange notes:

•	will not be able to rely on the applicable interpretation by the staff of the SEC set forth in the applicable no-action letters;

•	will not be able to tender its original notes in the exchange offer; and

•
must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. However, a broker-dealer may be a statutory underwriter. See “Plan of Distribution.”

Furthermore, any broker-dealer that acquired any of its original notes directly from EPL:

•
may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991), and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

By delivering an agent’s message, a beneficial owner (whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee) or holder will be deemed to have irrevocably appointed the exchange agent as its agent and attorney-in-fact (with full knowledge that the exchange agent is also acting as an agent for EPL in connection with the exchange offer) with respect to the original notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest subject only to the right of withdrawal described in this prospectus), to receive for EPL’s account all benefits and otherwise exercise all rights of beneficial ownership of such original notes, in accordance with the terms and conditions of the exchange offer.

Each beneficial owner or holder will also be deemed to have represented and warranted to EPL that it has authority to tender, exchange, sell, assign and transfer the original notes it tenders and that, when the same are accepted for exchange, EPL will acquire good, marketable and unencumbered title to such original notes, free and clear of all liens, restrictions, charges and encumbrances, and that the original notes tendered are not subject to any adverse claims or proxies. Each beneficial owner and holder, by tendering its original notes, also agrees that it will comply with its obligations under the registration rights agreement.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, EPL will accept, promptly after the expiration date, all original notes properly tendered, unless it terminates the exchange offer because of the non-satisfaction of conditions. EPL will issue the exchange notes as soon as practicable after acceptance of the original notes. See “—Conditions to the Exchange Offer.” For purposes of the exchange offer, EPL will be deemed to have accepted properly tendered original notes for exchange when, as and if it has given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

For each original note accepted for exchange, the holder of the original note will receive an exchange note having a principal amount equal to that of the surrendered original note. The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Original notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes whose original notes are accepted for exchange will not receive any payment for accrued interest on the original notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the original notes.

In all cases, issuance of exchange notes for original notes will be made only after timely receipt by the exchange agent of an agent’s message and a timely confirmation of the book-entry transfer of the original notes into the exchange agent’s account at DTC.

Unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes. In the case of original notes tendered by book-entry transfer in accordance with the book-entry procedures described below, the non-exchanged original notes will be returned or recredited promptly.

Book-Entry Transfer

The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The transmission of the original notes and agent’s message to DTC and delivery by DTC to and receipt by the exchange agent of the related agent’s message will be deemed to be a valid tender.

Exchanging Book−Entry Notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender original notes. Any participant in the book-entry transfer facility may make book-entry delivery of original notes by causing the book-entry transfer facility to transfer such original notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the original notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of original notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering original notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that EPL may enforce such agreement against such participant.

Withdrawal Rights

Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of original notes to be effective, the exchange agent must receive a valid withdrawal request through ATOP from the tendering DTC participant before the expiration date. Any such request for withdrawal must include the VOI number of the tender to be withdrawn and the name of the ultimate beneficial owner of the related original notes in order that such bonds may be withdrawn.

EPL will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the original notes so withdrawn are validly re-tendered. Any original notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the tendering holder without cost to the holder. In the case of original notes tendered by book-entry transfer, the original notes will be credited to an account maintained with the book-entry transfer facility for the original notes. Properly withdrawn original notes may be re-tendered by following the procedures described under “—Procedures for Tendering” above at any time on or before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, EPL shall not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and may terminate or amend the exchange offer, if at any time prior to the expiration date any of the following events occurs:

•
there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission;

•	a change in applicable law prohibits the consummation of such exchange offer; or

•
any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to EPL, or it has become aware of facts that have or may have an adverse impact on the value of the original notes or the exchange notes, which in its reasonable judgment in any case makes it inadvisable to proceed with the exchange offer and about which change or development it makes a public announcement.

All conditions will be deemed satisfied or waived prior to the expiration date, unless EPL asserts them prior to the expiration date. The foregoing conditions to the exchange offer are for EPL’s sole benefit and it may prior to the expiration date assert them regardless of the circumstances giving rise to any of these conditions, or it may prior to the expiration date waive them in whole or in part in its reasonable discretion. EPL’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.

In addition, EPL will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if at this time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part. EPL is required to make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible moment.

Exchange Agent

EPL has appointed The Bank of New York Mellon Trust Company, N.A. as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Delivery To:

The Bank of New York Mellon Trust Company, N.A.

By Hand, Registered or Certified Mail, or Overnight Courier:
The Bank of New York Mellon
Corporate Trust Operations
Reorganization Unit
101 Barclay Street—7 East
New York, NY 10286
Attn: Mrs. Evangeline R. Gonzales

For Information Call: (212) 815-3738
By Facsimile: (212) 298-1915
Confirm By Telephone: (212) 815-3738

All other questions should be addressed to El Pollo Loco, Inc., 3535 Harbor Blvd., Suite 100, Costa Mesa, California 92626, attention Jerry L. Lovejoy, Esq. If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions via facsimile other than to any facsimile number indicated above, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

EPL will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. EPL has agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by EPL and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Accounting Treatment

EPL will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. EPL will amortize the expense of the exchange offer over the term of the exchange notes in accordance with accounting principles generally accepted in the United States of America.

Transfer Taxes

EPL will pay any transfer taxes in connection with the exchange of original notes for exchange notes in the exchange offer unless you instruct it to register exchange notes in the name of, or request any original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Exchanging or Failing to Exchange the Original Notes

Holders of original notes who do not exchange their original notes for exchange notes in the exchange offer will continue to be subject to the provisions in the indenture regarding transfer and exchange of the original notes and the restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Original note holders that do not exchange original notes for exchange notes in the exchange offer will no longer have any registration rights with respect to such notes.

Based on existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, EPL believes that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of exchange notes, as set forth below. However, any purchaser of exchange notes who is one of EPL’s “affiliates” (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the applicable interpretation of the staff of the SEC;

•	will not be able to tender its original notes in the exchange offer; and

•
must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements. See “Plan of Distribution.”

EPL does not intend to seek its own interpretation regarding the exchange offer and there can be no assurance that the SEC’s staff would make a similar determination with respect to the exchange notes as it has in other interpretations to other parties, although it has no reason to believe otherwise.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the word “Company” refers to El Pollo Loco, Inc. and not to any of its subsidiaries.

The Company will issue the exchange notes under an indenture, dated as of May 22, 2009, among itself, the Parent Guarantor and The Bank of New York Trust Mellon Company, N.A., a national banking association, as trustee. This is the same indenture under which the original notes were issued. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture and the exchange notes. It does not restate the indenture in its entirety and is qualified in its entirety by reference to the provisions of the indenture and the exchange notes, including the definitions therein of certain terms. A copy of the indenture has been filed as an exhibit to EPLI’s Current Report on Form 8-K filed with the SEC on May 26, 2009. The Company urges you to read the indenture because it, and not this description, define your rights as holders of the exchange notes. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

The terms of these exchange notes are identical in all material respects to those of the original notes except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be senior secured obligations of the Company;

•
will be secured on a second-priority basis by Liens on all of the assets of the Company other than the Excluded Assets, with such Liens subject in priority to the Liens securing the Company’s obligations under the Credit Agreement and any other Priority Lien Debt and other Permitted Prior Liens;

•
will be effectively junior, to the extent of the value of the Collateral, to the Company’s obligations under the Credit Agreement and any other Priority Lien Debt, which will be secured on a first- priority basis by the same assets of the Company that secure the notes;

•	will be effectively junior to any Permitted Prior Liens, to the extent of the value of the assets of the Company subject to those Permitted Prior Liens;

•	will be pari passu in right of payment with all other senior indebtedness of the Company, including Indebtedness under the Credit Agreement;

•	will be senior in right of payment to any future subordinated Indebtedness of the Company, if any; and

•	will be unconditionally guaranteed by any future Subsidiaries that are Guarantors.

The Note Guarantees

The notes will be guaranteed by (i) Parent Guarantor and (ii) all of the Company’s future Domestic Restricted Subsidiaries. As of the date of this prospectus, the Company has no Domestic Restricted Subsidiaries.

Each guarantee of the notes:

•	will be a senior secured obligation of such Guarantor;

•
will be secured on a second-priority basis by Liens on all of the assets of that Guarantor other than the Excluded Assets, with such Liens subject in priority to the Liens securing that Guarantor’s guarantee of the Obligations under the Credit Agreement and any other Priority Lien Debt and other Permitted Prior Liens;

•
will be effectively junior, to the extent of the value of the Collateral, to that Guarantor’s guarantee of the Credit Agreement and any other Priority Lien Debt, which will be secured on a first-priority basis by the same assets of that Guarantor that secure the notes;

•	will be effectively junior to any Permitted Prior Liens, to the extent of the value of the assets of that Guarantor subject to those Permitted Prior Liens;

•	will be pari passu in right of payment with all other senior indebtedness of that Guarantor, including its guarantee of Indebtedness under the Credit Agreement; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

As of June 30, 2009, EPL would have had outstanding approximately $238.6 million of senior indebtedness (none of which would have been secured other than the notes), and approximately $12.5 million available for additional borrowing under its revolving credit facility (net of any amounts drawn on the date of the indenture to cash collateralize EPL’s existing letters of credit).

Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Company will be permitted to create and designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Such Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

The Company will exchange $132,500,000 in aggregate principal amount of original notes for exchange notes in this exchange offer. The Company may issue additional notes under the indenture from time to time after this exchange offer. Any issuance of additional notes is subject to compliance with all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on December 1, 2012.

Interest on the notes will accrue at the rate of 11¾% per annum and will be payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2009. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding May 15 and November 15. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders of notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes and the other obligations under the indenture will be guaranteed by (i) the Parent Guarantor and (ii) each of the Company’s future Domestic Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)
the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)
in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)
in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)	if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)
in connection with any consolidation or merger if the Guarantor or surviving Person shall cease to be a Subsidiary of the Company, if the consolidation or merger complies with the provisions of the indenture;

(5)	upon the release of such Guarantor from its liability in respect of all Indebtedness of the Company and all other Guarantors; or

(6)
upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Security

The obligations of the Company with respect to the notes, the obligations of the Guarantors under the guarantees and the performance of all other obligations of the Company, the Guarantors and the Company’s other Restricted Subsidiaries under the Note Documents will be secured by second-priority Liens in the Collateral granted to the collateral agent for the benefit of the holders of the Parity Lien Obligations. The Collateral will include substantially all of the assets of the Company and the Guarantors, including a pledge of the Capital Stock of the Company and, except as set forth under the definition of Excluded Assets, each future Subsidiary owned directly by the Company or any Guarantor. These Liens will be junior in priority to the Liens securing the Priority Lien Obligations and to all other Permitted Prior Liens. The Liens securing Priority Lien Obligations will be held by the Priority Lien Collateral Agent.

The Collateral will not include:

(1)
any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a Lien under the security documents is prohibited by any law, rule or regulation or will constitute or result in a breach, termination or default, or requires any consent not obtained (other than intercompany consents), under any such lease, license, contract, property right or agreement (other than to the extent that any such applicable law, rule, regulation or term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity); provided that such lease, license, contract, property right or agreement will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the security documents, immediately and automatically, at such time as such consequences will no longer result;

(2)
property and assets owned by the Company or any Guarantor that are the subject of Permitted Liens described in clause (7) of the definition thereof for so long as such Permitted Liens are in effect and the Indebtedness secured thereby is permitted to be incurred pursuant to clause (4) of the second paragraph of the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(3)
any intent-to-use application trademark application prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law;

(4)
the Capital Stock of any Foreign Subsidiary to the extent that the voting power of such Capital Stock aggregates to more than 65% of the voting power of such Foreign Subsidiary or the Capital Stock of any Subsidiary of a Foreign Subsidiary; and

(5)	leased real property of the Company or any Guarantor.

Intercreditor Agreement

On the date of the indenture, the Company and the Parent Guarantor entered into an intercreditor agreement with the Priority Lien Collateral Agent, the Priority Lien Credit Agreement Agent, the collateral agent and the trustee. The intercreditor agreement sets forth the terms of the relationship between the holders of Priority Liens and the holders of Parity Liens.

Ranking of Parity Liens

The intercreditor agreement and the indenture provide that, notwithstanding:

(1)	anything to the contrary contained in the security documents;

(2)	the time of incurrence of any Series of Secured Debt;

(3)	the order or method of attachment or perfection of any Liens securing any Series of Secured Debt;

(4)	the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral;

(5)	the time of taking possession or control over any Collateral;

(6)	that any Priority Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7)	the rules for determining priority under any law governing relative priorities of Liens,

all Parity Liens at any time granted by the Company or any Guarantor will be subject and subordinate to all Priority Liens securing Priority Lien Obligations up to the Priority Lien Cap.

The provisions under the caption “—Ranking of Parity Liens” are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representatives and the Priority Lien Collateral Agent as holder of Priority Liens. No other Person will be entitled to rely on, have the benefit of or enforce those provisions.

In addition, the provisions under the caption “—Ranking of Parity Liens” are intended solely to set forth the relative ranking, as Liens, of the Liens securing Parity Lien Debt as against the Priority Liens. No Parity Lien Obligations nor the exercise or enforcement of any right or remedy for the payment or collection thereof (other than with respect to the Collateral or any proceeds thereof to the extent set forth in the intercreditor agreement) are intended to be, or will ever be by reason of the foregoing provision, in any respect subordinated, deferred, postponed, restricted or prejudiced.

Restrictions on Enforcement of Parity Liens

The holders of loans made under the Credit Agreement and other Priority Lien Obligations have, subject to the exceptions set forth below in clauses (1) through (4) and the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” and subject to the rights of the holders of Permitted Prior Liens, the exclusive right to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral. Until the Discharge of Priority Lien Obligations, neither the collateral agent, nor the trustee nor the holders of Parity Lien Obligations may take any action to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral. Notwithstanding the foregoing, the trustee and the holders of Parity Lien Obligations may, subject to the rights of the holders of other Permitted Prior Liens, direct the collateral agent:

(1)	without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations;

(2)
as necessary to redeem any Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Priority Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Priority Lien Obligations in the event of foreclosure or other enforcement of any Permitted Prior Lien;

(3)
as necessary to perfect or establish the priority (subject to Priority Liens and other Permitted Prior Liens) of the Parity Liens upon any Collateral; provided that the trustee and the holders of Parity Lien Obligations may not require the collateral agent to take any action to perfect any Collateral through possession or control; or

(4)	as necessary to create, prove, preserve or protect (but not enforce) the Parity Liens upon any Collateral.

Subject to the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” until the Discharge of Priority Lien Obligations, none of the holders of Parity Lien Obligations or the collateral agent will:

(1)
request judicial relief, in an insolvency or liquidation proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Priority Lien Obligations in respect of the Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or subordinate the Priority Liens to the Parity Liens or grant the Parity Liens equal ranking to the Priority Liens;

(2)
oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by any holder of Priority Lien Obligations or any Priority Lien Representative in any insolvency or liquidation proceedings;

(3)
oppose or otherwise contest any lawful exercise by any holder of Priority Lien Obligations or any Priority Lien Representative of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens;

(4)
oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Lien Obligations or any Priority Lien Representative relating to the lawful enforcement of any Priority Lien; or

(5)	challenge the validity, enforceability, perfection or priority of the Priority Liens.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, (i) the holders of Parity Lien Obligations and the collateral agent may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an insolvency or liquidation proceeding against the Company or any Guarantor in accordance with applicable law; provided that, by accepting a note, each holder of notes will agree not to take any of the actions prohibited under clauses (1) through (5) of the preceding paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described below under the caption “—Insolvency or Liquidation Proceedings” and (ii) after a period of 120 days has elapsed (which period will be tolled during any period in which the Priority Lien Collateral Agent will not be entitled to enforce or exercise any rights or remedies with respect to any Collateral as a result of (x) any injunction issued by a court of competent jurisdiction or (y) the automatic stay or any other stay in any insolvency or liquidation proceeding) since the date on which the collateral agent has delivered to the Priority Lien Collateral Agent written notice of the acceleration of the notes, or the Standstill Period, the holders of Parity Lien Obligations may enforce or exercise any rights or remedies with respect to any Collateral; provided, however that notwithstanding the expiration of the Standstill Period or anything in the intercreditor agreement to the contrary, in no event may the collateral agent or any other holder of Parity Lien Obligations enforce or exercise any rights or remedies with respect to any Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if the Priority Lien Collateral Agent or any other holder of Priority Lien Obligations shall have commenced, and shall be diligently pursuing (or shall have sought or requested relief from modification of the automatic stay or any other stay in any insolvency or liquidation proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any rights or remedies with respect to such Collateral or any such action or proceeding (prompt written notice thereof to be given to the collateral agent by the Priority Lien Collateral Agent).

At any time prior to the Discharge of Priority Lien Obligations and after (a) the commencement of any insolvency or liquidation proceeding in respect of the Company or any Guarantor or (b) the collateral agent shall have received written notice from any Priority Lien Representative at the direction of the holders of Priority Lien Debt representing a majority in aggregate principal amount of outstanding Priority Lien Debt stating that (i) any Series of Priority Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise) or (ii) the holders of Priority Liens securing one or more Series of Priority Lien Debt have become entitled under any Priority Lien Documents to and desire to enforce any or all of the Priority Liens by reason of a default under such Priority Lien Documents, no payment of money (or the equivalent of money) will be made from the proceeds of Collateral by the Company or any Guarantor to the collateral agent or any holder of Parity Lien Obligations (including, without limitation, payments and prepayments made for application to Parity Lien Obligations and all other payments and deposits made pursuant to any provision of the indenture, the notes, the Guarantees or any other Parity Lien Document).

Subject to the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” all proceeds of Collateral received by the collateral agent or any holder of Parity Lien Obligations at any time prior to the Discharge of Priority Lien Obligations in violation of the immediately preceding paragraph will be held by the collateral agent or the applicable holder of Parity Lien Obligations for the account of the holders of Priority Liens and remitted to any Priority Lien Representative upon demand by such Priority Lien Representative. The collateral agent or such holder of Parity Lien Obligations, as the case may be, shall notify the Priority Lien Collateral Agent upon receipt of any such proceeds and shall hold such proceeds for the benefit of the holders of the Priority Lien Obligations and other Obligations secured by Permitted Prior Liens. The Parity Liens will remain attached to and, subject to the provisions described under the caption “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens,” enforceable against all proceeds so held or remitted. All proceeds of Collateral received by the collateral agent or the holders of Parity Lien Obligations not in violation of the immediately preceding paragraph will be received by the collateral agent or such holder of Parity Lien Obligations free from the Priority Liens and all other Liens except the Parity Liens.

Waiver of Right of Marshalling

The intercreditor agreement provides that, prior to the Discharge of Priority Lien Obligations, the holders of Parity Lien Obligations and the collateral agent may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the holders of Priority Liens (in their capacity as priority lienholders). Following the Discharge of Priority Lien Obligations, the holders of Parity Lien Obligations and the collateral agent may assert their rights under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the holders of Priority Lien Obligations.

Insolvency or Liquidation Proceedings

If in any insolvency or liquidation proceeding and prior to the Discharge of Priority Lien Obligations, the holders of Priority Lien Obligations by the holders of Priority Lien Debt representing a majority in aggregate principal amount of outstanding Priority Lien Debt consent to any order:

(1)	for use of cash collateral;

(2)	approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Priority Liens upon any property of the estate in such insolvency or liquidation proceeding;

(3)
granting any relief on account of Priority Lien Obligations as adequate protection (or its equivalent) for the benefit of the holders of Priority Lien Obligations in the collateral subject to Priority Liens; or

(4)
relating to a sale of assets of the Company or any Guarantor that provides, to the extent the assets sold are to be free and clear of Liens, that all Priority Liens and Parity Liens will attach to the proceeds of the sale;

then, the holders Parity Lien Obligations, in their capacity as holders of secured claims, and the collateral agent will not oppose or otherwise contest the entry of such order, so long as none of the holders of Priority Lien Obligations or any Priority Lien Representative in any respect opposes or otherwise contests any request made by the holders of Parity Lien Obligations or the collateral agent for the grant to the collateral agent, for the benefit of the holders of Parity Lien Obligations, of a junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Priority Lien Obligations, co-extensive in all respects with, but subordinated (as set forth herein under the caption “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens”) to, such Lien and all Priority Liens on such property.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of Parity Lien Obligations and the collateral agent may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of insolvency or liquidation proceedings against the Company or any Guarantor in accordance with applicable law; provided that, by accepting a note, each holder of notes will agree not to take any of the actions prohibited under clauses (1) through (5) of the second paragraph of the provisions described above under the caption “—Restrictions on Enforcement of Parity Liens” or oppose or contest any order that it has agreed not to oppose or contest under clauses (1) through (4) of the preceding paragraph.

Neither the holders of Parity Lien Obligations nor the collateral agent will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Parity Liens, except that:

(1)
they may freely seek and obtain relief: (a) granting a junior Lien co-extensive in all respects with, but subordinated (as set forth herein under the caption “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens”) to, all Liens granted in the insolvency or liquidation proceeding to, or for the benefit of, the holders of Priority Lien Obligations; or (b) in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan; and

(2)
they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations.

Order of Application

 Distributions by the Priority Lien Collateral Agent

The intercreditor agreement provides that if any Collateral is sold or otherwise realized upon by the Priority Lien Collateral Agent in connection with any foreclosure, collection or other enforcement of Liens granted to the Priority Lien Collateral Agent in the Priority Lien Security Documents, the proceeds received by the Priority Lien Collateral Agent from such foreclosure, collection or other enforcement will be distributed by the Priority Lien Collateral Agent in the following order of application:

FIRST, to the payment of all amounts payable under the Priority Lien Documents on account of the Priority Lien Collateral Agent’s and Priority Lien Representative’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Priority Lien Collateral Agent, the Priority Lien Representative or any co-trustee or agent of the Priority Lien Collateral Agent in connection with any Priority Lien Security Document or enforcement of remedies;

SECOND, to the repayment of Indebtedness and other Obligations, other than Secured Debt, secured by a Permitted Prior Lien on the Collateral sold or realized upon;

THIRD, to the respective Priority Lien Representatives for application to the payment of all outstanding Priority Lien Debt and any other Priority Lien Obligations that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt and all other Priority Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt);

FOURTH, to the payment of all amounts payable under the indenture and the Note Documents on account of the collateral agent’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral agent or any co-trustee or agent of the collateral agent in connection with any security document;

FIFTH, to the collateral agent for application to the payment of all outstanding Parity Lien Debt and any other Parity Lien Obligations that are then due and payable in such order as may be provided in the indenture and the Note Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the indenture and the Note Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit, if any, constituting Parity Lien Debt); and

SIXTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to the Company or the Guarantors, as the case may be, its successors or assigns, or as a court of competent jurisdiction may direct.

 Distributions by the Collateral Agent

Notwithstanding the preceding paragraph, if, following the Discharge of Priority Lien Obligations, any Collateral is sold or otherwise realized upon by the collateral agent in connection with any foreclosure, collection or other enforcement of Liens granted to the collateral agent in the security documents, the proceeds received by the collateral agent from such foreclosure, collection or other enforcement will be distributed by the collateral agent in the following order of application:

FIRST, to the payment of all amounts payable under the indenture and the Note Documents on account of the collateral agent’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral agent or any co-trustee or agent of the collateral agent in connection with any security document; and

SECOND, in accordance with clauses FIFTH and SIXTH of the provisions described above under the caption “—Distributions by the Priority Lien Collateral Agent.”

If the collateral agent or any holder of a Parity Lien Obligation collects or receives any proceeds of such foreclosure, collection or other enforcement that should have been applied to the payment of the Priority Lien Obligations in accordance with the paragraph above, whether after the commencement of an insolvency or liquidation proceeding or otherwise, the collateral agent or such holder of a Parity Lien Obligation, as the case may be, will forthwith deliver the same to the Priority Lien Collateral Agent, for the account of the holders of the Priority Lien Obligations and other Obligations secured by a Permitted Prior Lien, to be applied in accordance with the provisions set forth above under this caption “—Order of Application.” Until so delivered, such proceeds will be held by the collateral agent or that holder of a Parity Lien Obligation, as the case may be, for the benefit of the holders of the Priority Lien Obligations and other Obligations secured by a Permitted Prior Lien.

The provisions set forth above under this caption “—Order of Application” are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Secured Obligations, each present and future Secured Debt Representative, the Priority Lien Collateral Agent as holder of Priority Liens and the collateral agent as holder of Parity Liens. Any future Secured Debt Representative will be required to deliver a Lien Sharing and Priority Confirmation to the Priority Lien Collateral Agent, the collateral agent and each other Secured Debt Representative at the time of incurrence of such Series of Secured Debt.

Release of Liens on Collateral

The intercreditor agreement provides that the Parity Liens on the Collateral will automatically be released:

(1)
in whole, upon payment in full and discharge of all outstanding Parity Lien Debt and all other Parity Lien Obligations that are outstanding, due and payable at the time all of the Parity Lien Debt is paid in full and discharged;

(2)
as to any Collateral that is sold, transferred or otherwise disposed of by the Company or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Guarantor in a transaction or other circumstance that complies with the “Asset Sale” provisions of the indenture and is permitted by all of the other Secured Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the collateral agent’s Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants— Merger, Consolidation or Sale of Assets;”

(3)
as to any Collateral that is sold, transferred or otherwise disposed of by the Priority Lien Collateral Agent in foreclosure of the Priority Liens on such Collateral in compliance with the laws applicable to such foreclosure; provided¸ that the rights of the collateral agent to (a) redeem such Collateral in accordance with applicable law; (b) to claim, take and receive proceeds of the foreclosure sale of such Collateral remaining after the Discharge of Priority Lien Obligations in accordance with applicable law; and (c) enforce the provisions described above under the caption “—Distributions by Priority Lien Collateral Agent” will not be affected or impaired by such release; and

(4)
as to all or substantially all of the Collateral, if (a) consent to the release of that Collateral has been given by the requisite percentage or number of holders of the Parity Lien Obligations at the time outstanding as provided for in the indenture and the security documents, and (b) the Company has delivered an officers’ certificate to the Priority Lien Collateral Agent and the collateral agent certifying that all such necessary consents have been obtained.

The collateral agent will execute and deliver such documents and instruments as the Company and the Guarantors may reasonably request to evidence such release without the consent of the holders of the Parity Lien Obligations.

The security documents provide that the Liens securing the Secured Debt will extend to the proceeds of any sale of Collateral. As a result, the collateral agent’s Liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the preceding paragraph.

Release of Liens in Respect of Notes

The indenture provides that the collateral agent’s Parity Liens upon the Collateral, and the right of the holders of the notes and such Obligations to the benefits and proceeds of the collateral agent’s Parity Liens on the Collateral, will automatically terminate and be discharged and released:

(1)	upon satisfaction and discharge of the indenture as set forth under the caption “—Satisfaction and Discharge;”

(2)	upon a Legal Defeasance or Covenant Defeasance of the notes as set forth under the caption “—Legal Defeasance and Covenant Defeasance;”

(3)
upon payment in full and discharge of all notes outstanding under the indenture and all Obligations that are outstanding, due and payable under the indenture at the time the notes are paid in full and discharged; or

(4)	in whole or in part, with the consent of the holders of the requisite percentage of notes in accordance with the provisions described below under the caption “—Amendment, Supplement and Waiver.”

The collateral agent will execute and deliver such documents and instruments as the Company and the Guarantors may reasonably request to evidence such release without the consent of the holders of the Parity Lien Obligations.

Amendment of Intercreditor Agreement

The intercreditor agreement provides that no amendment, modification, supplement or waiver to the provisions of the intercreditor agreement will be effective without the prior written approval of the Priority Lien Collateral Agent acting as directed by the holders of a majority in aggregate principal amount of outstanding Priority Lien Debt and the collateral agent acting as directed by the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding.

The intercreditor agreement does not restrict the ability of the Company, any other Guarantor or the collateral agent to amend or supplement any security document. The Parity Lien Documents may be amended or supplemented as set forth under “—Provisions of the Indenture Relating to Security—Amendment of Security Documents.”

Voting

In connection with any matter under the intercreditor agreement requiring a vote of holders of Secured Debt, each Series of Secured Debt will cast its votes in accordance with the Secured Debt Documents governing such Series of Secured Debt. The amount of Secured Debt to be voted by a Series of Secured Debt will equal (1) the aggregate principal amount of Secured Debt held by such Series of Secured Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Debt. Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each Series of Secured Debt will vote the total amount of Secured Debt under that Series as a block in respect of any vote under the intercreditor agreement.

Purchase Option

Notwithstanding anything in the intercreditor agreement to the contrary, on or after (i) the occurrence and during the continuance of an event of default under and as defined in any Priority Lien Debt, including the Credit Agreement, or (ii) either the acceleration of the Priority Lien Obligations or the determination of the Priority Lien Collateral Agent or requisite holders of Priority Lien Debt to foreclose or take any similar action to realize upon the Collateral, each of the holders of Parity Lien Debt and each of their respective designated affiliates (the “purchasers”) will have the right, at their sole option and election (but will not be obligated), at any time upon prior written notice by the collateral agent to the Priority Lien Collateral Agent, to purchase from the holders of the Priority Lien Obligations all Priority Lien Obligations (including unfunded commitments) that are outstanding on the date of such purchase. Promptly following the receipt of such notice, the Priority Lien Collateral Agent will deliver to the collateral agent a statement of the amount of Priority Lien Debt and other Priority Lien Obligations then outstanding) and the amount of the cash collateral requested by the Priority Lien Collateral Agent to be delivered to the Priority Lien Collateral Agent pursuant to clause (2) of the immediately following paragraph. The right to purchase provided for in this paragraph will expire unless, within 10 business days after the receipt by the collateral agent of such notice from the Priority Lien Collateral Agent, the collateral agent delivers to the Priority Lien Collateral Agent an irrevocable commitment of the purchasers to complete the purchase on the terms set forth under this provision.

On the date specified by the collateral agent (on behalf of the purchasers) in such irrevocable commitment (which shall not be less than five business days, nor more than 20 days, after the receipt by the Priority Lien Collateral Agent of such irrevocable commitment), the holders of the Priority Lien Obligations shall sell to the purchasers all (but not less than all) Priority Lien Obligations (including unfunded commitments) that are outstanding on the date of such sale, subject to any required approval of any court or other regulatory or governmental authority then in effect, if any, and only if on the date of such sale, the Priority Lien Collateral Agent receives the following:

(1)
payment, as the purchase price for all Priority Lien Obligations sold in such sale, of an amount equal to the full amount of all Priority Lien Obligations (other than outstanding letters of credit) then outstanding (including principal, interest, fees, reasonable attorneys’ fees and legal expenses);

(2)
a cash collateral deposit in such amount as the Priority Lien Collateral Agent determines is reasonably necessary to secure the payment of any outstanding letters of credit constituting Priority Lien Debt that may become due and payable after such sale (but not in any event in an amount greater than one hundred five (105%) percent of the amount then reasonably estimated by the Priority Lien Collateral Agent to be the aggregate outstanding amount of such letters of credit at such time), which cash collateral shall be (A) held by the Priority Lien Collateral Agent as security solely to reimburse the issuers of such letters of credit that become due and payable after such sale and any fees and expenses incurred in connection with such letters of credit and (B) returned to the collateral agent (except as may otherwise be required by applicable law or any order of any court or other governmental authority) promptly after the expiration or termination from time to time of all payment contingencies affecting such letters of credit; and

(3)
any agreements, documents or instruments which the Priority Lien Collateral Agent may reasonably request pursuant to which the collateral agent and the purchasers in such sale expressly assume and adopt all of the obligations of the Priority Lien Collateral Agent and the holders of the Priority Lien Obligations under the Priority Lien Security Documents on and after the date of the purchase and sale and the collateral agent (or any other representative appointed by the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding) becomes a successor agent thereunder.

Such purchase of the Priority Lien Obligations shall be made on a pro rata basis among the holders of the Parity Lien Debt (and their respective designated affiliates) giving notice to the collateral agent of their interest to exercise the purchase option hereunder according to such holder’s portion of the Parity Lien Debt outstanding on the date of purchase. Such purchase price and cash collateral shall be remitted by wire transfer in federal funds to such bank account of the Priority Lien Collateral Agent as the Priority Lien Collateral Agent may designate in writing to the collateral agent for such purpose. Interest shall be calculated to but excluding the business day on which such sale occurs if the amounts so paid by the collateral agent and holders of the Parity Lien Obligations to the bank account designated by Priority Lien Collateral Agent are received in such bank account prior to 12:00 p.m., New York City time, and interest shall be calculated to and including such business day if the amounts so paid by the collateral agent and holders of the Parity Lien Obligations to the bank account designated by the Priority Lien Collateral Agent are received in such bank account later than 12:00 p.m., New York City time.

Such sale shall be expressly made without representation or warranty of any kind by the Priority Lien Collateral Agent and the holders of Priority Lien Obligations as to the Priority Lien Obligations, the Collateral or otherwise and without recourse to the Priority Lien Collateral Agent and the holders of Priority Lien Obligations, except that the Priority Lien Collateral Agent and the holders of Priority Lien Obligations shall represent and warrant severally as to the Priority Lien Obligations then owing to it: (i) the amount of the Priority Lien Obligations being purchased as reflected in the books and records of the Priority Lien Collateral Agent or such holders of Priority Lien Obligations (but without representation or warranty as to the collectability, validity or enforceability thereof); (ii) that the Priority Lien Collateral Agent and such holders of the Priority Lien Obligations own the Priority Lien Obligations and are transferring the Priority Lien Obligations free and clear of any liens or encumbrances; and (iii) the Priority Lien Collateral Agent and such holders of the Priority Lien Obligations have the right to assign the Priority Lien Obligations and the assignment is duly authorized.

After such sale becomes effective, the outstanding letters of credit will remain enforceable by the issuers thereof and will remain secured by the Priority Liens upon the Collateral in accordance with the applicable provisions of the Priority Lien Documents as in effect at the time of such sale, and the holders of letters of credit will remain entitled to the benefit of the Priority Liens upon the Collateral and sharing rights in the proceeds thereof in accordance with the provisions of the Priority Lien Documents as in effect at the time of such sale, as fully as if the sale of the Priority Lien Debt had not been made, but only the person or successor agent to whom the Priority Liens are transferred in such sale will have the right to foreclose upon or otherwise enforce the Priority Liens and only the purchasers in the sale will have the right to direct such person or successor as to matters relating to the foreclosure or other enforcement of the Priority Liens.

Bailee for Perfection

Solely for purposes of perfecting the Parity Liens of the collateral agent in any portion of the Collateral in the possession of the Priority Lien Collateral Agent (or its agents or bailees) as part of the collateral securing the Priority Lien Obligations including, without limitation, any instruments, goods, negotiable documents, tangible chattel paper, certificated securities or money, the intercreditor agreement will provide that the Priority Lien Collateral Agent and the Priority Lien Representatives acknowledge that the Priority Lien Collateral Agent also holds that property as bailee for the benefit of the collateral agent for the benefit of the holders of Parity Lien Obligations.

Delivery of Collateral and Proceeds of Collateral

Following the Discharge of Priority Lien Obligations, the Priority Lien Collateral Agent will, to the extent permitted by applicable law, deliver to (1) the collateral agent, or (2) such other person as a court of competent jurisdiction may otherwise direct, (a) any Collateral held by, or on behalf of, the Priority Lien Collateral Agent or any holder of Priority Lien Obligations, and (b) all proceeds of Collateral held by, or on behalf of, the Priority Lien Collateral Agent or any holder of Priority Lien Obligations, whether arising out of an action taken to enforce, collect or realize upon any Collateral or otherwise. Such Collateral and such proceeds will be delivered without recourse and without any representation or warranty whatsoever as to the enforceability, perfection, priority or sufficiency of any Lien securing or guarantee or other supporting obligation for any Priority Lien Debt or Parity Lien Debt, together with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

Provisions of the Indenture Relating to Security

Relative Rights

Nothing in the Note Documents will:

(1)
impair, as between the Company and the holders of the notes, the obligation of the Company to pay principal of, premium and interest and Liquidated Damages, if any, on the notes in accordance with their terms or any other obligation of the Company or any Guarantor;

(2)	affect the relative rights of holders of notes as against any other creditors of the Company or any Guarantor (other than holders of Priority Liens, Permitted Prior Liens or other Parity Liens);

(3)
restrict the right of any holder of notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under the captions “—Intercreditor Agreement—Restrictions on Enforcement of Parity Liens” or “—Intercreditor Agreement—Insolvency and Liquidation Proceedings”);

(4)
restrict or prevent any holder of Parity Lien Obligations or the collateral agent from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by (a) “—Intercreditor Agreement—Restrictions on Enforcement of Parity Liens” or (b) “—Intercreditor Agreement—Insolvency and Liquidation Proceedings;” or

(5)
restrict or prevent any holder of Parity Lien Obligations, the collateral agent or any Parity Lien Representative from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by (a) “—Intercreditor Agreement—Restrictions on Enforcement of Parity Liens” or (b) “—Intercreditor Agreement—Insolvency and Liquidation Proceedings.”

Amendment of Security Documents

The security documents provide that no amendment or supplement to the provisions of any security document will be effective without the approval of the collateral agent acting as directed by the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding, except that:

(1)
any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Parity Lien Debt that was otherwise permitted by the terms of the indenture and the Note Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the collateral agent therein will become effective when executed and delivered by the Company or any other Guarantor party thereto and the collateral agent;

(2)	no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Parity Lien Obligations:

(a)	to vote its outstanding Parity Lien Debt as to any matter described as subject to direction by the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding,

(b)	to share in the order of application described above under “—Order of Application” in the proceeds of enforcement of or realization on any Collateral, or

(c)	to require that Parity Liens be released only as set forth in the provisions described above under the caption “—Release of Liens on Collateral,”

will become effective without the consent of the requisite percentage or number of holders of the Parity Lien Debt so affected under the indenture and the security documents; and

(3)
no amendment or supplement that imposes any obligation upon the collateral agent or adversely affects the rights of the collateral agent in its individual capacity as such will become effective without the consent of the collateral agent.

Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Parity Lien Document referenced above under the caption “—Release of Liens on Collateral.” Any amendment or supplement that results in the collateral agent’s Liens upon the Collateral no longer securing the notes and the other Obligations under the indenture may only be effected in accordance with the provisions described above under the caption “—Release of Liens in Respect of Notes.”

Compliance with Trust Indenture Act

The indenture provides that the Company will comply with the provisions of TIA §314.

To the extent applicable, the Company will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of the Company except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.

Further Assurances; Insurance

The indenture and the security documents provide that the Company and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the collateral agent from time to time may reasonably request, to assure and confirm that the collateral agent holds, for the benefit of the holders of Parity Lien Obligations, duly created and enforceable and perfected Parity Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the notes are issued), in each case, as contemplated by, and with the Lien priority required under, the indenture and the Note Documents.

Upon the reasonable request of the collateral agent or any Parity Lien Representative at any time and from time to time, the Company and each of the Guarantors will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably required, or that the collateral agent may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the indenture and the Note Documents for the benefit of the holders of Parity Lien Obligations.

The Company and the Guarantors will:

(1)
keep their properties adequately insured at all times by financially sound and reputable insurers, as is customary with companies in the same or similar businesses operating in the same or similar locations;

(2)
maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage and coverage for acts of terrorism, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

(3)	maintain such other insurance as may be required by law; and

(4)
maintain title insurance on all real property Collateral insuring the collateral agent’s Parity Lien on that property, subject only to Permitted Liens and other exceptions to title approved by the collateral agent;

provided that title insurance need only be maintained on any particular parcel of real property having a Fair Market Value of less than $1.0 million if and to the extent title insurance is maintained in respect of Priority Liens on that property.

Upon the request of the collateral agent, the Company and the Guarantors will furnish to the collateral agent no more than once each fiscal year full information as to their property and liability insurance carriers. Holders of Parity Lien Obligations, as a class, will be named as additional insureds, with a waiver of subrogation, on all insurance policies of the Company and the Guarantors and the collateral agent will be named as loss payee, with 30 days’ notice of cancellation or material change, on all property and casualty insurance policies of the Company and the Guarantors.

Optional Redemption

At any time prior to March 1, 2011, the Company may on any one or more occasions redeem up to (i) 35% of the aggregate principal amount of notes originally issued under the indenture and (ii) all or a portion of any additional notes issued after the date of the indenture, in each case at a redemption price of 111.750% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of the Company or a contribution to the Company’s or Restricted Subsidiary’s (if any) common equity capital made with the net cash proceeds of an offering of Equity Interests of any other direct or indirect parent of the Company; provided that:

(1)
at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries (if any)) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 120 days of the date of the closing of such sale of Equity Interests.

Except pursuant to the preceding paragraph, the notes will not be redeemable at the Company’s option prior to March 1, 2011.

On or after March 1, 2011, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the periods indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on an interest payment date that is prior to the applicable redemption date:

Year	Percentage

On or after March 1, 2011 and prior to September 1, 2012	105.875%
On or after September 1, 2011 and prior to March 1, 2012	102.938%
On or after March 1, 2012 and thereafter	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is prior to the purchase date. Within ten days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)
deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Credit Agreement may prohibit the Company from purchasing any notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future agreements relating to Indebtedness to which the Company becomes a party, including any Credit Facility, may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes under such agreements, the Company has undertaken to seek the consent to the purchase of notes or to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)
the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)
at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2), each of the following will be deemed to be cash:

(a)
any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b)
any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 120 days after such Asset Sale, to the extent of the cash received in that conversion; and

(c)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant and any Permitted Investments.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale (other than a Sale of Collateral or a Sale of a Guarantor), the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1)	to repay Priority Lien Debt and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)
to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3)	to make a capital expenditure; or

(4)
to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business or other assets (including current assets) of any of the Company’s franchisees.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale that constitutes a Sale of Collateral or the Sale of a Guarantor, the Company (or the applicable Restricted Subsidiary) may apply those Net Proceeds to purchase all or substantially all of the assets of a Permitted Business, or any Capital Stock of another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company, or to make capital expenditures or otherwise purchase other long-term assets, in each case that would constitute Collateral or to repay Priority Lien Debt and, if such Priority Lien Debt is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or temporarily invest the Net Proceeds in cash or Cash Equivalents.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” The Company will make an Asset Sale Offer to all holders of Parity Lien Obligations to purchase the maximum principal amount of Parity Lien Debt that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Parity Lien Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Notwithstanding the foregoing provisions of this covenant, the Company will not be required to make an Asset Sale Offer in accordance with this covenant until the aggregate amount of Excess Proceeds exceeds $5.0 million.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing the Company’s other Indebtedness, including the Credit Agreement contain, and future agreements, including any Credit Facility, may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under the Credit Agreement or these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the Credit Agreement or the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors—Risks Related to the Notes and the Collateral— EPL may not be able to repurchase the notes upon a change of control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “Book-Entry, Delivery and Form,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)
declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2)
purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)
make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (x) a payment of interest or principal at the Stated Maturity thereof; or (y) a payment, purchase, redemption, defeasance or other acquisition or retirement for value of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, purchase, redemption, defeasance, acquisition or retirement; or

(4)	make any Restricted Investment

(All such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)
the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)
such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (9), (10), (11), (12) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)
50% of (i) the Consolidated Net Income of the Company for the period (taken as one accounting period) from first day of the first full fiscal quarter following the date of the indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) and (ii) any dividends received by the Company or a Wholly-Owned Restricted Subsidiary of the Company that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period; plus

(b)
100% of (x) the aggregate net cash proceeds received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock and Excluded Contributions) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), and (y) the Fair Market Value of assets received by the Company in the form of a capital contribution (other than Excluded Contributions), plus

(c)
to the extent that any Unrestricted Subsidiary designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation, plus

(d)
to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated, repaid, repurchased or redeemed for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), and (ii) the initial amount of such Restricted Investment.

The preceding provisions will not prohibit:

(1)
the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)
so long as no Default has occurred and is continuing or would be caused thereby, the making of any Restricted Payment in exchange for Equity Interests of the Company (other than Disqualified Stock) or out of the net cash proceeds received by the Company from the sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or from the contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds will be excluded from and not duplicated with clause (3)(b) of the preceding paragraph;

(3)
so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)
the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5)
the repurchase, redemption or other acquisition or retirement for value of, or dividends or distributions to Parent or Intermediate to allow Parent or Intermediate to repurchase, redeem or acquire, any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement,

(a)	upon the death or disability of such officer, director or employee; or

(b)
upon the resignation or other termination of employment of such officer, director or employee; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (b) may not exceed $2.0 million in any twelve-month period plus the aggregate net cash proceeds received by the Company after the date of the indenture from the issuance of such Equity Interests to, or the exercise of options to purchase such Equity Interests by, any current or former director, officer or employee of the Company or any Restricted Subsidiary (provided that the amount of such net cash proceeds received by the Company and utilized pursuant to this clause (b) for any such repurchase, redemption, acquisition or retirement will be excluded from clause (3)(b) of the preceding paragraph; and provided, further, that amounts available pursuant to this clause (5) to be utilized for Restricted Payments during any twelve-month period may be carried forward and utilized in the next succeeding twelve-month period);

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7)
so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8)	so long as no Default has occurred and is continuing or would be caused thereby, payments pursuant to (or to fund payments under) the Management Agreement as in effect on the date of the indenture;

(9)	any repricing or issuance of employee stock options or the adoption of bonus arrangements, in each case in connection with the issuance of the notes, and payments pursuant to such arrangements;

(10)	Permitted Parent Payments;

(11)	Restricted Payments that are made with Excluded Contributions;

(12)
cash dividends or other distributions on the Company’s or any Restricted Subsidiary’s Capital Stock used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses incurred in connection with the transactions with any Person described in clauses (1) and (4) of the second paragraph of the “Transactions with Affiliates” covenant; or

(13)	other Restricted Payments in an aggregate amount not to exceed $5.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (13) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Company’s Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1)
the incurrence by the Company and any Guarantor of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $12.5 million;

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)
the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)
the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, (x) incurred for the purpose of financing, whether or not incurred at the time of such cost or acquisition, all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment or intellectual property rights used in the business of the Company or any of its Restricted Subsidiaries, or (y) with respect to assets that are acquired by the Company or any of its Restricted Subsidiaries in connection with the acquisition of restaurants, including from any of the Company’s franchisees, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the amount of amortization payments since the date of the indenture with respect to any such Indebtedness outstanding on the date of the indenture plus $3.0 million during any twelve-month period; provided, that amounts available pursuant to this clause (4) during any twelve-month period may be carried forward and incurred in the next succeeding twelve-month period, subject to a maximum aggregate principal amount of all such Indebtedness incurred pursuant to this clause (4) at any one time outstanding of $10.5 million;

(5)
the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or clauses (2), (3), (4), (5), (13) or (14) of this paragraph;

(6)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a)
if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b)
(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Subsidiary of the Company; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)
the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (a) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding or (b) currency values or commodity prices with respect to transactions entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(9)
the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)
the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11)
the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)
Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment or purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(13)
the incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $5.0 million;

(14)
the assumption by the Company of Indebtedness under the Holdco Notes, if the Consolidated Leverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is assumed, would have been equal to or less than 4.0 to 1, as determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been assumed at the beginning of such four-quarter period; and

(15)	Indebtedness representing installment insurance premiums of the Company or any Restricted Subsidiary owing to insurance companies in the ordinary course of business.

The Company will not incur, and will not permit any of its Restricted Subsidiaries to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated in right of payment to the notes and the Note Guarantee of such Restricted Subsidiary on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted, in its sole discretion, to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) above. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries or any proceeds, income or profits therefrom, securing any Indebtedness, except Permitted Liens. Notwithstanding anything to the contrary contained in the Note Documents, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pledge any Capital Stock of the Company or any of the Restricted Subsidiaries to secure Indebtedness of the Company or any Guarantor, other than Liens securing any Priority Lien Debt, any Parity Lien Debt and as otherwise required as a matter of law.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)
pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)
agreements as in effect on the date of the indenture (including the Credit Agreement) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture (as determined in good faith by the Company);

(2)	the indenture, the notes and the Note Guarantees;

(3)	applicable law, rule, regulation or order;

(4)
any agreement of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(6)
purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)
Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as determined in good faith by the Company);

(9)
Liens, including real estate mortgages, permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)
provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements; and

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1)
either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)
the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture and any other applicable agreement reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists;

(4)
the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have a pro forma Fixed Charge Coverage Ratio that is at least equal to the actual Fixed Charge Coverage Ratio of the Company as of such date; and

(5)	the trustee is provided with an opinion of counsel stating that such consolidation or merger complies with the provisions of the indenture.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Wholly-Owned Restricted Subsidiaries.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1)
the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	the Company delivers to the trustee:

(a)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items and any agreements or employee benefit plans in effect on the date of the indenture or any amendment thereto or replacement agreement or plan thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Company in any material respect than the original agreement or plan as in effect on the date of the indenture, as reasonably determined by the Board of Directors or senior management of the Company, and payments pursuant thereto, will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)
any employment or consulting agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business or approved in good faith by the Board of Directors of the Company and payments pursuant thereto and the issuance of Equity Interests of the Company (other than Disqualified Stock) to directors and employees pursuant to stock option or stock ownership plans;

(2)	transactions between or among the Company and/or its Restricted Subsidiaries;

(3)
transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors’ fees, compensation benefits or indemnity to directors;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6)	Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and “—Liens;”

(7)	loans or advances to employees made in the ordinary course of business;

(8)
any transaction with suppliers or franchisees in the ordinary course of business that are on substantially similar terms to those contained in similar transactions by the Company or any of its Restricted Subsidiaries with unaffiliated suppliers and franchisees consistent with past practice;

(9)	Permitted Parent Payments; and

(10)
the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of any stockholders agreement, partnership agreement or limited liability company members agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the indenture and any similar agreements which it may enter into thereafter, in each case subject to compliance with the other provisions of the indenture; provided, however, that the existence, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the date of the indenture shall only be permitted by this clause (10) to the extent that the terms (taken as a whole) of any such amendment or new agreement are not otherwise materially disadvantageous to the holders of the notes, as determined in good faith by the Board of Directors or senior management of the Company or such Restricted Subsidiary.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates a Domestic Restricted Subsidiary on or after the date of the indenture, then that newly acquired or created Domestic Restricted Subsidiary will (1) become a Guarantor and execute a supplemental indenture, and (2) deliver an opinion of counsel relating to the foregoing within 10 business days of the date on which it was acquired or created.

The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any Guarantor unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances and Sales of Equity Interests in Wholly-Owned Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly-Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly-Owned Subsidiary of the Company), unless:

(1)	such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly-Owned Restricted Subsidiary; and

(2)
the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

In addition, the Company will not permit any Wholly-Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to the Company or a Wholly-Owned Restricted Subsidiary of the Company.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, the Company will furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The availability of the foregoing materials on the SEC’s EDGAR service shall be deemed to satisfy the Company’s delivery obligation.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

In the event that (1) the rules and regulations of the SEC permit the Company and any direct or indirect parent company of the Company to report at such parent entity’s level on a consolidated basis and (2) such parent entity of the Company is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly of the Capital Stock of the Company, the information and reports required by this covenant may be those of such parent company on a consolidated basis.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3)
failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)
failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default results in the acceleration of such Indebtedness prior to its express maturity, with respect to any Indebtedness other than Priority Lien Debt, and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)
failure by the Company or any of its Restricted Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)
except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

(8)	the occurrence of any of the following:

(a)
except as permitted by the Note Documents or the extent resulting from the gross negligence or willful misconduct of the collateral agent, any security document ceases for any reason to be fully enforceable; provided, that it will not be an Event of Default under this clause (8)(a) if the sole result of the failure of one or more security documents to be fully enforceable is that any Parity Lien purported to be granted under such security documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $5.0 million ceases to be an enforceable and perfected second-priority Lien on the Collateral, subject only to Permitted Prior Liens;

(b)
except as permitted by the Note Documents or the extent resulting from the gross negligence or willful misconduct of the collateral agent, any Parity Lien purported to be granted under any security document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $5.0 million ceases to be an enforceable and perfected second-priority Lien on the Collateral, subject only to Permitted Prior Liens; or

(c)
the Company or any Guarantor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any Guarantor set forth in or arising under any security document; and

(9)
certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) of the preceding paragraph, the declaration of acceleration of the notes shall be automatically annulled if the holders of any Indebtedness described in clause (5) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the Note Guarantees and the Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)
the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)
the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)
the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)
in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)
in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)
no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)
the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)
the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—Intercreditor Agreement—Release of Liens in Respect of Notes,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)
reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)
waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)
make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture or any security document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the notes will require the consent of the holders of at least 66⅔% in aggregate principal amount of the notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)
to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)	to make any change that does not adversely affect the right of any holder, subject to the provisions of the indenture;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)
to conform the text of the indenture, the notes, the Note Guarantees or the Note Documents to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the notes, the Note Guarantees or the Note Documents;

(7)	to provide for the issuance of additional notes, in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes; or

(9)
to make, complete or confirm any Note Guarantee or any grant of Collateral permitted or required by the indenture or any of the security documents or any discharge or release of any Note Guarantee or any Collateral that is permitted by the indenture or any of the security documents.

The consent of the holders of the notes will not be necessary under the indenture to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder (subject to those provisions that by their express terms shall survive), when:

(1)	either:

(a)
all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b)
all notes that have not been delivered to the trustee for cancellation (i) have become due and payable, (ii) will become due and payable within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and, in each case, the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)
no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)
the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—Intercreditor Agreement—Release of Liens in Respect of Notes,” upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture, security documents and intercreditor agreement without charge by writing to El Pollo Loco, Inc., 3535 Harbor Boulevard, Suite 100, Costa Mesa, California 92626, Attention: General Counsel.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)
Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; provided, however, that Indebtedness of such acquired Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person merges with or into or becomes a Subsidiary of such Person shall not be Acquired Debt; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)
the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance or sale of Equity Interests in any of the Company’s Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

(2)	a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Wholly-Owned Restricted Subsidiary of the Company;

(4)
the sale, lease or discount of products, services or accounts receivable in the ordinary course of business, any sale or other disposition of surplus, damaged, worn-out or obsolete assets in the ordinary course of business and the assignment, cancellation or abandonment or other disposition of intellectual property that is no longer useful in any material respect in the conduct of the business of the Company and its Subsidiaries taken as a whole;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7)
dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(8)
the licensing or sublicensing of intellectual property or other general intangibles and licenses, sublicenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(9)	the sale or other disposition of restaurants in the ordinary course of business consistent with past practice;

(10)	the sale or other disposition of Equity Interests of an Unrestricted Subsidiary; and

(11)
the sale of Permitted Investments (other than sales of Equity Interests of any of the Company’s Restricted Subsidiaries) made by the Company or any Restricted Subsidiary after the date of the indenture, if such Permitted Investments were (a) received in exchange for, or purchased out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or (b) received in the form of, or were purchased from the proceeds of, a substantially concurrent contribution of common equity capital to the Company.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time except following an initial public offering of equity of the Company or any direct or indirect parent of the Company. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)
(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock, including, in each case, Preferred Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)
securities or any evidence of indebtedness issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities or such evidence of indebtedness);

(3)
certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to a Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)
repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)
commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within twelve months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)
the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)
the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principal and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4)
after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to it in the indenture governing the notes.

“Collateral” means all properties and assets at any time owned or acquired by the Company or any Guarantor, except:

(1)	Excluded Assets;

(2)
any properties and assets in which the collateral agent is required to release its Liens pursuant to the provisions described above under the caption “—Intercreditor Agreement—Release of Liens on Collateral;” and

(3)
any properties and assets that no longer secure the notes or any Obligations in respect thereof pursuant to the provisions described above under the caption “—Intercreditor Agreement—Release of Liens in Respect of Notes,”

provided that, in the case of clauses (2) and (3), if such Liens are required to be released as a result of the sale, transfer or other disposition of any properties or assets of the Company or any Guarantor, such assets or properties will cease to be excluded from the Collateral if the Company or any Guarantor thereafter acquires or reacquires such assets or properties.

“collateral agent” means The Bank of New York Mellon Trust Company, N.A., in its capacity as collateral agent under the security documents, together with its successors in such capacity.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)
an amount equal to (a) any extraordinary loss plus (b) any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, in each case to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)
any payments pursuant to clause (3) of Permitted Parent Payments and provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such payment or provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	payments pursuant to or to fund payments under the Management Agreement as in effect on the date of the indenture; plus

(5)
(a) customary fees and expenses of the Company and its Restricted Subsidiaries payable in connection with (i) the issuance and maintenance of the notes and the related borrowing under the Credit Agreement, (ii) any Equity Offering, (iii) the incurrence, maintenance, termination or repayment of Indebtedness permitted by the covenant described above under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (iv) any Permitted Investment and any acquisition permitted under the indenture, (b) cash or non-cash charges relating to the repricing or issuance of employee stock options (whether accruing at or subsequent to the time of such repricing or issuance) or the adoption of cash bonus arrangements, in any case in connection with the issuance of the notes, and payments pursuant to any such arrangement and (c) restructuring charges, in each case to the extent that such items were deducted in computing such Consolidated Net Income; plus

(6)
depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including charges related to the writeoff of goodwill or intangibles as a result of impairment, in each case, as required by SFAS No. 142 or SFAS No. 144 but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(7)
fees, expenses and amounts paid in defense of, or to discharge judgments, pursuant to settlements or as fines or penalties arising from or related to, lawsuits, governmental proceedings or regulatory actions or investigations relating to (i) allegations that the Company, Holdings, Intermediate or any of their Subsidiaries improperly classified certain employees as “exempt” employees under federal or state labor laws or related or similar allegations and (ii), to the extent incurred prior to the date of the indenture, ongoing Mexican trademark litigation and litigation incidental or related thereto; minus

(8)
(8) non-cash items increasing such Consolidated Net Income, other than reductions of negative leasehold liability, for such period, other than the accrual of revenue in the ordinary course of business; in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Leverage Ratio” means, as of any date of determination (the “Reference Date”), the ratio of (x) the sum of the total principal amount of Indebtedness (or, in the case of Indebtedness issued at less than its principal amount at maturity, the accreted value thereof) and the total amount of Disqualified Stock outstanding of the Company and its Restricted Subsidiaries on a consolidated basis and determined in accordance with GAAP on the Reference Date, less the amount of cash and Cash Equivalents held by the Company and its Restricted Subsidiaries on the Reference Date (“Total Indebtedness”), to (y) the Consolidated Cash Flow of the Company for the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four- Quarter Period”) ending on or prior to the Reference Date. For purposes of this definition, Total Indebtedness and Consolidated Cash Flow shall be calculated after giving effect on a pro forma basis to:

(1)
all incurrences or repayments of any Indebtedness by the Company or any of its Restricted Subsidiaries occurring at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Reference Date, as if such incurrence or repayment, as the case may be, occurred on the first day of the Four-Quarter Period; and

(2)
acquisitions, including through mergers or consolidations, and Asset Sales that have been made by the Company or any of its Restricted Subsidiaries or any Person or any of its Restricted Subsidiaries acquired by the Company or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the Four-Quarter Period or subsequent thereto and on or prior to the Reference Date, as if such acquisition or Asset Sale, as the case may be, occurred on the first day of the Four-Quarter Period.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)
the Net Income (if positive) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)
the Net Income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	non-cash expenses related to the writeoff of goodwill or intangibles as a result of impairment, including, without limitation, as required by SFAS No. 142 or SFAS No. 144 will be excluded; and

(5)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors on the date of an initial public offering of the Company or any direct or indirect parent of the Company; or

(2)
was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of May 22, 2009, by and among the Company, Intermediate, Jefferies Finance LLC, as administrative agent, and the other lenders named therein, providing for up to $12.5 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, amended and restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, amended and restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

(1)	termination or expiration of all commitments to extend credit that would constitute Priority Lien Debt;

(2)	payment in full in cash of the principal of and interest and premium (if any) on all Priority Lien Debt (other than any undrawn letters of credit);

(3)
discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt; and

(4)
payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the asset sale or change of control provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders,” as reasonably determined by the Company. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of EPL that was formed under the laws of the United States or any state of the United States or the District of Columbia ; provided that “Domestic Restricted Subsidiary” shall not in any case include a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offer and sale of common stock of the Company or any direct or indirect parent of the Company pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Excluded Assets” means each of the following:

(1)
any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a Lien under the security documents is prohibited by any law, rule or regulation or will constitute or result in a breach, termination or default, or requires any consent not obtained (other than intercompany consents), under any such lease, license, contract, property right or agreement (other than to the extent that any such applicable law, rule, regulation or term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity); provided that such lease, license, contract, property right or agreement will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the security documents, immediately and automatically, at such time as such consequences will no longer result;

(2)
property and assets owned by the Company or any Guarantor that are the subject of Permitted Liens described in clause (7) of the definition thereof for so long as such Permitted Liens are in effect and the Indebtedness secured thereby is permitted to be incurred pursuant to clause (4) of the second paragraph of the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(3)
any intent-to-use application trademark application prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law;

(4)
the Capital Stock of any Foreign Subsidiary to the extent that the voting power of such Capital Stock aggregates to more than 65% of the voting power of such Foreign Subsidiary or the Capital Stock of any Subsidiary of a Foreign Subsidiary; and

(5)	leased real property of the Company or any Guarantor.

“Excluded Contributions” means net cash proceeds or marketable securities received by the Company from contributions to its common equity capital designated as Excluded Contributions pursuant to an officers’ certificate on the date such capital contributions are made.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief financial officer, chief accounting officer, controller or Board of Directors of the Company or the Restricted Subsidiary, as applicable, which determination will be conclusive (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)
acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four- quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2)
the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)
the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)
any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)
any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)
if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)
the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding amortization of debt issuance costs; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)
any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)
the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” shall mean a Subsidiary that is organized under the laws of a jurisdiction other than the United States or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means the Parent Guarantor and any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdco Notes” means the 14½% Senior Discount Notes due 2014 of Intermediate.

“Holdings” means EPL Holdings Inc., a Delaware corporation, or any successor thereto including by way of merger, consolidation, liquidation, dissolution or winding up.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)
in respect of banker’s acceptances or letters of credit (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) or (2) above or (4) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following receipt by such Person or a demand for reimbursement);

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (a) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), but only to the extent of the lesser of (a) the Fair Market Value of the assets subject to such Lien, or (b) the amount of the Indebtedness secured by such Lien and (b) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“insolvency or liquidation proceeding” means:

(1)
any case commenced by or against the Company or any Guarantor under Title 11, U.S. Code or any similar federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any Guarantor, any receivership or assignment for the benefit of creditors relating to the Company or any Guarantor or any similar case or proceeding relative to the Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2)
any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)
any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any Guarantor are determined and any payment or distribution is or may be made on account of such claims.

“intercreditor agreement” means the Intercreditor Agreement, dated as of the date of the indenture, among the Company, the Guarantors, the Priority Lien Credit Agreement Agent, the Priority Lien Collateral Agent, the trustee and the collateral agent, as amended, supplemented or otherwise modified from time to time.

“Intermediate” means EPL Intermediate, Inc., a Delaware corporation, or any successor thereto including by way of merger, consolidation, liquidation, dissolution or winding up.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and advances to customers in the ordinary course of business that are recorded as accounts receivable), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants— Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Lien Sharing and Priority Confirmation” means: as to any Series of Priority Lien Debt entered into after the date of the indenture, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement or other agreement governing such Series of Priority Lien Debt, for the enforceable benefit of all holders of Parity Lien Debt and each Parity Lien Representative:

(a)
that all Priority Lien Obligations will be and are secured equally and ratably by all Priority Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such Series of Priority Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Priority Lien Debt, and that all such Priority Liens will be enforceable by the Priority Lien Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably;

(b)
that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions of the intercreditor agreement, including the provisions relating to the ranking of Priority Liens and the order of application of proceeds from enforcement of Priority Liens; and

(c)	consenting to and directing the Priority Lien Collateral Agent to perform its obligations under the intercreditor agreement and the other Priority Lien Security Documents.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Management Agreement” means the Monitoring and Management Services Agreement, dated as of November 18, 2005, by Chicken Acquisition Corp., Trimaran Fund Management, L.L.C. and Freeman Spogli & Co. V, L.P. (as amended, restated, replaced or otherwise modified), as in effect on the date of the indenture.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)
any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and discounts, and sales commissions, and any other fees and expenses, including without limitation relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)
as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)
no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Note Documents” means the indenture, the notes and the security documents.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means any of EPL Holdings Inc., a Delaware corporation, Chicken Subsidiary Corp., a Delaware corporation, Chicken Acquisition Corp., a Delaware corporation and Trimaran Pollo Partners L.L.C., a Delaware limited liability corporation, or any successor thereto including by way of merger, consolidation, liquidation, dissolution or winding up.

“Parent Guarantor” means (i) Intermediate or (ii) at any time after the consummation of a transaction pursuant to which another Person becomes a direct parent of the Company and assumes Intermediate’s obligation to guarantee borrowings under the Credit Agreement, such direct parent, in each case for so long as it guarantees borrowings under the Credit Agreement.

“Parity Lien” means a Lien granted by a security document to the collateral agent, at any time, upon any property of the Company or the Guarantors to secure Parity Lien Obligations.

“Parity Lien Debt” means (i) the notes issued on the date of the indenture (including any related exchange notes) and (ii) additional Indebtedness (including additional notes) of the Company permitted to be incurred pursuant to “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” provided that the aggregate amount of Parity Lien Debt outstanding at any time does not exceed $145.0 million less the amount of any Priority Lien Debt outstanding.

“Parity Lien Obligations” means Parity Lien Debt and all other Obligations in respect thereof.

“Permitted Business” means the ownership, operation or franchising of restaurants, including a single restaurant, and any business that is reasonably related, ancillary or complementary thereto.

“Permitted Investment” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

(b)
such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4)	any Investment made prior to the date of the indenture;

(5)
any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders—Asset Sales;”

(6)
any acquisition of assets or Capital Stock solely in exchange for, or out of the net cash proceeds received from, the issuance of Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (6) will be excluded from clause (3)(b) of the first paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(7)
any Investments received in compromise or resolution of (A) obligations of trade creditors, franchisees or customers that are accounts receivable of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, franchisee or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8)	Investments represented by Hedging Obligations;

(9)	endorsements of negotiable instruments and documents in the ordinary course of business;

(10)	pledges or deposits permitted under clause (9) of the definition of Permitted Liens;

(11)	repurchases of the notes;

(12)
payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(13)	loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

(14)
receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances; and

(15)
other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed $7.0 million.

“Permitted Liens” means:

(1)	Liens held by the Priority Lien Collateral Agent securing (A) Priority Lien Debt in an aggregate principal amount not exceeding the Priority Lien Cap and (B) all related Priority Lien Obligations;

(2)	Liens held by the collateral agent equally and ratably securing the notes to be issued on the date of the indenture and all future Parity Lien Debt and other Parity Lien Obligations;

(3)	Liens in favor of the Company or the Guarantors;

(4)
Liens on property or shares of Capital Stock of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(5)
Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

(6)	Liens to secure the performance of statutory obligations, surety, customs or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7)
Liens to secure Indebtedness permitted by clause (4) of the second paragraph under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, covering only the assets acquired with or financed by such Indebtedness and the proceeds thereof;

(8)	Liens existing on the date of the indenture;

(9)
Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10)
pledges or deposits by a Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(11)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(12)
judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(13)
Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company or any of its Restricted Subsidiaries in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(14)
survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(15)	Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is permitted to be incurred under the indenture;

(16)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)
the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)
the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(17)	Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $2.0 million at any one time outstanding;

(18)	licenses or leases or subleases or sublicenses as licensor, lessor, sublessor sublicensor of any of its property, including intellectual property, in the ordinary course of business;

(19)	Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(20)	options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like;

(21)	any pledge of the Capital Stock of an Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary;

(22)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(23)	Liens on any cash earnest money deposits made by the Company or any Restricted Subsidiary in connection with any letter of intent or purchase agreement;

(24)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(25)	any encumbrances or restrictions (including put and call agreements) with respect to the Capital Stock of any joint venture; and

(26)	Liens in the nature of the right of setoff in favor of counterparties to contractual agreements with the Company or any Restricted Subsidiary in the ordinary course of business.

“Permitted Parent Payments” means, without duplication as to amounts:

(1)
payments to Parent or Intermediate or, in each case, any Subsidiary or successor thereof, to permit Parent or Intermediate or such Subsidiary or successor to pay (i) franchise taxes or other costs of maintaining its corporate existence and (ii) accounting, legal and administrative and other operating expenses of Parent of Intermediate when due; provided that, in the case of clause (ii), such payments shall not exceed $500,000 per annum;

(2)
for so long as the Company or any Subsidiary thereof is a member of a group or subgroup filing a consolidated or combined tax return with Parent or Intermediate or, in each case, any Subsidiary or successor thereof, payments, directly or indirectly, to Parent or Intermediate or any such Subsidiary or successor in respect of an allocable portion of the tax liabilities of such group or subgroup that is attributable to the Company and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the net amount of the relevant tax that Parent or Intermediate or, in each case, any Subsidiary or successor thereof, actually owes to the appropriate taxing authority attributable to (without duplication) (i) the operations of the Company and its Subsidiaries, (ii) the direct or indirect ownership of the Company and its Subsidiaries or (iii) any payments received pursuant to this clause (3) of Permitted Parent Payments. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of Parent’s, Intermediate’s or such Subsidiary’s or successor’s receipt of such Tax Payments or refunded to the Company;

(3)
dividends or distributions to Parent or Intermediate to permit Parent or Intermediate to (a) satisfy its payment obligations, if any, under the Management Agreement as in effect on the date of the indenture, or as later amended, provided that any such amendment is not more disadvantageous to the Company in any material respect than the Management Agreement as in effect on the date of the indenture or (b) make payments pursuant to bonus arrangements adopted in connection with the issuance of the notes; and

(4)	fees and expenses related to any equity offering of any direct or indirect parent of the Company.

“Permitted Prior Liens” means:

(1)	Liens described in clauses (1), (4), (5), (6), (7), (13), (16), (21), (22) and (23) of the definition of “Permitted Liens;” and

(2)
Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the Priority Lien Security Documents or the security documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness of the Company or any Restricted Subsidiary used to refinance Permitted Refinancing Indebtedness; provided that:

(1)
the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)
such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)
if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment (i) of dividends, or (ii) upon liquidation, dissolution or winding up of the Company of such Equity Interest.

“Principal” means Trimaran Capital Partners (“Trimaran”), investment funds managed by Trimaran, partners of Trimaran, equity co-investors in Trimaran Pollo Partners, L.L.C., affiliates of Trimaran, an entity controlled by any of the foregoing and/or by a trust of the type described hereafter, and/or a trust for the benefit of any of the foregoing.

“Priority Lien” means a Lien granted by a Priority Lien Security Document to the Priority Lien Collateral Agent, at any time, upon any property of the Company or any Guarantor to secure Priority Lien Obligations.

“Priority Lien Cap” means, as of any date, the principal amount outstanding under the Credit Agreement and/or the Indebtedness outstanding under any other Credit Facility, in an aggregate principal amount not to exceed $12.5 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.” For purposes of this definition, all letters of credit will be valued at the face amount thereof, whether or not drawn.

“Priority Lien Collateral Agent” means Jefferies Finance LLC, in its capacity as collateral agent under the Priority Lien Security Documents, together with its successors in such capacity.

“Priority Lien Debt” means:

(1)	Indebtedness of the Company under the Credit Agreement that was permitted to be incurred and secured under the indenture and the Note Documents; and

(2)
Indebtedness of the Company under any other Credit Facility that is secured by a Priority Lien that was permitted to be incurred and so secured under the indenture and the other Note Documents; provided, in the case of any Indebtedness referred to in this clause (2), that:

(a)
on or before the date on which such Indebtedness is incurred by the Company, such Indebtedness is designated by the Company, in an officers’ certificate delivered to each Priority Lien Representative, the Priority Lien Collateral Agent and the collateral agent, as “Priority Lien Debt;” provided that no Series of Secured Debt may be designated as both Parity Lien Debt and Priority Lien Debt;

(b)	such Indebtedness is governed by a credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c)
all requirements set forth in the intercreditor agreement as to the confirmation, grant or perfection of the Priority Lien Collateral Agent’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if the Company delivers to the Priority Lien Collateral Agent and the collateral agent an officers’ certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Priority Lien Debt”).

“Priority Lien Documents” means the Credit Agreement and any other Credit Facility pursuant to which any Priority Lien Debt is incurred and the Priority Lien Security Documents.

“Priority Lien Obligations” means Priority Lien Debt and all other Obligations in respect thereof.

“Priority Lien Representative” means (1) the Administrative Agent under the Credit Agreement or (2) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who maintains the transfer register for such Series of Priority Lien Debt and is appointed as a representative of the Priority Lien Debt (for purposes related to the administration of the security documents) pursuant to the credit agreement or other agreement governing such Series of Priority Lien Debt.

“Priority Lien Security Documents” means the intercreditor agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Priority Lien upon collateral in favor of the Priority Lien Collateral Agent, in each case, as amended, modified, renewed, restated, amended and restated, or replaced, in whole or in part, from time to time, in accordance with its terms.

“Related Party” means:

(1)	any controlling equity holder or more than 50% owned Subsidiary of any Principal; or

(2)
any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding a more than 50% controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Sale of Collateral” means any Asset Sale involving a sale or other disposition of Collateral.

“Sale of a Guarantor” means any Asset Sale involving a sale or other disposition of Capital Stock of a Guarantor.

“Secured Debt” means Parity Lien Debt and Priority Lien Debt.

“Secured Debt Documents” means the Note Documents and the Priority Lien Documents. “Secured Debt Representative” means the collateral agent and each Priority Lien Representative. “Secured Obligations” means Parity Lien Obligations and Priority Lien Obligations.

“security documents” means the intercreditor agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Parity Lien upon Collateral in favor of the collateral agent, in each case, as amended, modified, renewed, restated, amended and restated, or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described above under the caption “—Provisions of the Indenture Related to Security—Amendment of Security Documents.”

“Series of Priority Lien Debt” means, severally, the Indebtedness outstanding under the Credit Agreement and any other Credit Facility that constitutes Priority Lien Debt.

“Series of Secured Debt” means Parity Lien Debt and each Series of Priority Lien Debt.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the date of the indenture or any business that is similar, reasonably related, incidental or ancillary thereto.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)
any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)
any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Unrestricted Subsidiary” means any Subsidiary of the Company is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, and any Subsidiary of such Unrestricted Subsidiary, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)
except as permitted by the covenant described above under the caption “—Certain Covenants— Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)
is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)
the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

Book-Entry; Delivery and Form

The exchange notes will initially be represented in the form of one or more global notes in fully-registered book-entry form without interest coupons that will be deposited upon issuance with the trustee under the indenture, The Bank of New York Mellon Trust Company, N.A., as custodian for DTC, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below.  See “—Exchange of Global Notes for Certificated Notes.” In addition, transfer of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time. The notes may be presented for registration of transfer and exchange at the Corporate Trust Office of the trustee.

Depositary Procedures

DTC has advised the Company that it is a limited-purpose trust company created to hold securities for its participating organizations, collectively referred to as the Participants, and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, collectively referred to as the Indirect Participants. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it,

•	upon deposit of the global notes, DTC will credit the accounts of Participants with an interest in the global notes; and

•
ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof, will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

The laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer beneficial interest in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of Global Notes for Certificated Notes.”

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal, premium, if any, and interest on a global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, the indenture and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever.

Consequently, none of the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

•
any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC.  Payments by Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Except for trades involving only Euroclear and Clearstream participants, interests in the global notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, crossmarket transfers between Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities accounts of a Euroclear or Clearstream Participant purchasing an interest in a note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in an exchange note by or through a Euroclear or Clearstream Participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date. DTC has advised the Company that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Participants to whose account DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange global notes for legended exchange notes in certificated form, and to distribute such exchange notes to its Participants.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that the Company believes to be reliable.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for a certificated exchange note if:

•
DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either case, the Company thereupon fails to appoint a successor depositary;

•	the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the notes in certificated form; or

•	there shall have occurred and be continuing to occur a default or an event of default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated exchange notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated exchange notes delivered in exchange for any global note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement And Payment

The indenture requires that payments in respect of notes represented by the global notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. With respect to certificated notes, EPL will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in PORTAL and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. EPL expect that secondary trading in any certificated notes will also be settled in immediately available funds.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences of the exchange of original notes for exchange notes pursuant to the exchange offer by a holder of the original notes that purchased the original notes for cash at original issuance at the price indicated on the cover of the original offering circular.  This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations, possibly with retroactive effect.  This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, traders that elect to mark-to-market and tax-exempt organizations), persons that held the original notes or will hold the exchange notes as a part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, partnerships or U.S. Holders (as defined below) that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ materially from those summarized below.  In addition, this summary does not discuss any federal estate or gift, foreign, state or local tax considerations of the exchange offer.  This summary is written for investors that held their original notes and will hold their exchange notes as “capital assets” under the Internal Revenue Code of 1986, as amended (the “Code”).  Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of the exchange offer.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of an exchange note that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes, created in or organized under the law of the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable United States Treasury regulations to be treated as a United States person.  If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of exchange notes, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of exchange notes that is a partnership and partners in such a partnership are urged to consult their tax advisors about the United States federal income tax consequences of the exchange offer and of the holding and disposing of exchange notes.

Exchange Offer

The exchange of the original notes for the exchange notes in the exchange offer generally will not constitute a taxable exchange for holders because the exchange notes generally will not be considered to differ materially in kind or extent from the original notes. As a result, for U.S. federal income tax purposes (i) a holder generally will not recognize any income, gain or loss as a result of exchanging the original notes for the exchange notes, (ii) the holding period of the exchange notes generally will include the holding period of the original notes exchanged therefor and (iii) the adjusted tax basis of the exchange notes generally will be the same as the adjusted tax basis of the original notes exchanged therefor immediately before such exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of exchange notes received in exchange for original notes that had been acquired as a result of market-making or other trading activities. EPL has agreed that, for a period of 180 days after the expiration date of the exchange offer, it will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify EPL of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

Notwithstanding the foregoing, EPL is entitled under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, EPL may suspend the use of this prospectus if:

•	the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

•	the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

•	it received notification of the suspension of the qualification of the new notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

•	the suspension is required by law; or

•	an event occurs which makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

If EPL suspends the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

Neither EPL nor EPLI will receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the new notes. Any broker-dealer that resells exchange notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Neither EPL nor EPLI will receive any proceeds from the issuance of exchange notes in the exchange offer. EPL has agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, EPL believes that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of exchange notes, as set forth below. However, any purchaser of exchange notes who is one of EPL’s “affiliates” (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the applicable interpretation of the staff of the SEC;

•	will not be able to tender its original notes in the exchange offer; and

•
must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

EPL does not intend to seek its own interpretation regarding the exchange offer and there can be no assurance that the SEC’s staff would make a similar determination with respect to the exchange notes as it has in other interpretations to other parties, although it has no reason to believe otherwise.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will pass upon the validity of the exchange notes and guarantees. Certain partners of Skadden, Arps, Slate, Meagher & Flom LLP are, directly or indirectly, investors in Trimaran Fund II, L.L.C. and Freeman Spogli Equity Partners IV.  These funds are affiliates of Trimaran Capital Partners and Freeman Spogli & Co.

EXPERTS

EPLI's consolidated financial statements as of December 26, 2007 and December 31, 2008 and for each of the three years in the period ended December 31, 2008, incorporated by reference into this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing therein and have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

EPL's financial statements as of December 26, 2007 and December 31, 2008 and for each of the three years in the period ended December 31, 2008, contained elsewhere in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and files reports and other information with the SEC. EPLI and EPL have also filed a registration statement on Form S-4 with the SEC. This prospectus, which forms a part of the registration statement, does not have all the information contained in the registration statement. You may read, free of charge, and copy, at the prescribed rates, any reports and other information, including the registration statement, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of such material also can be obtained by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington, D.C. 20549, at the prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information, including the registration statement. The website address is: http://www.sec.gov.

This prospectus is part of a registration statement filed with the SEC. The SEC allows EPLI to “incorporate by reference” selected documents it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that EPLI files later with the SEC will automatically update and supersede this information. EPLI incorporates by reference the documents listed below filed by it:

•	Annual Report on Form 10−K for the fiscal year ended December 31, 2008 filed March 31, 2009;

•	Quarterly Reports on Form 10−Q for the quarters ended April 1, 2009, filed on May 12, 2009, and July 1, 2009, filed on August 14, 2009; and

•	Current Reports on Form 8−K filed on January 23, 2009 (as amended on June 29, 2009), February 2, 2009, May 26, 2009, July 30, 2009, August 5, 2009 and October 13, 2009.

All documents filed by EPLI pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed under the Exchange Act) subsequent to the date of this prospectus and prior to the termination of the offering made by this prospectus are to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

The audited Financial Statements of El Pollo Loco, Inc. are being filed in accordance with SEC Rule 3-16 of Regulation S-X.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

El Pollo Loco, Inc.

Costa Mesa, California

We have audited the accompanying balance sheets of El Pollo Loco, Inc. (the “Company”), a wholly owned subsidiary of EPL Intermediate, Inc., as of December 31, 2008, and December 26, 2007, and the related statements of operations, stockholders’ equity, and cash flows for each of the years ended December 31, 2008, December 26, 2007 and December 27, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and December 26, 2007, and the results of its operations and its cash flows for each of the years ended December 31, 2008, December 26, 2007 and December 27, 2006, in conformity with accounting principles generally accepted in the United States of America.

 /s/ DELOITTE & TOUCHE LLP

 Costa Mesa, California

March 31, 2009

El Pollo Loco, Inc. Balance Sheets
December 26, 2007 and December 31, 2008
(in thousands)

	As of December 26, 2007	As of December 31, 2008
Assets
Current Assets:
Cash and cash equivalents	$3,833	$926
Notes and accounts receivable-net	3,631	4,472
Inventories	1,778	1,756
Prepaid expenses and other current assets	3,675	4,635
Income taxes receivable	–	43
Deferred income taxes	2,357	1,740
Total current assets	$15,274	$13,572
Property Owned –Net	$82,217	$84,321
Property Held Under Capital Leases—Net	1,105	732

Goodwill—Net	276,911	252,418
Domestic Trademarks—Net	120,700	103,100
Other Intangible Assets—Net	10,607	9,157
Other Assets	9,096	5,984
Total Assets	$515,910	$469,284
Liabilities and Stockholder's Equity
Current Liabilities:
Revolving credit facility	$2,500	$5,000
Current portion of note payable	1,035	5,889
Current portion of senior secured notes	-	250
Current portion of obligations under capital leases	1,241	601
Accounts payable	13,147	12,438
Accrued salaries	3,725	3,410
Accrued vacation	1,936	2,075
Accrued insurance	1,412	1,723
Accrued income taxes payable	102	–
Accrued interest	1,917	1,641
Accrued advertising	180	380
Other accrued expenses and current liabilities	8,383	9,350
Total current liabilities	$35,578	$42,757
Noncurrent Liabilities:
Senior secured notes	$250	$–
Senior unsecured notes	123,843	108,163
Note payable—less current portion	100,418	93,464
Obligations under capital leases—less current portion	2,706	2,104
Deferred income taxes	45,273	34,011
Other intangible liabilities	6,047	4,883
Other noncurrent liabilities	9,371	12,832
Total noncurrent liabilities	$287,908	$255,457
Commitments and contingencies:
Stockholder's equity:
Common stock, $.01 par value—20,000 shares authorized; 100 shares issued and outstanding	–	–
Additional paid-in-capital	191,302	207,052
Retained earnings (accumulated deficit)	1,122	(35,982)
Total stockholder's equity	192,424	171,070
Total	$515,910	$469,284

See notes to financial statements.

El Pollo Loco, Inc. Statements of Operations
December 27, 2006, December 26, 2007 and December 31, 2008
(in thousands)

	Fiscal Years Ended
	December 27, 2006	December 26, 2007	December 31, 2008
Operating revenue:
Restaurant revenue	$242,571	$259,987	$278,343
Franchise revenue	17,317	19,038	20,587
Total operating revenue	$259,888	$279,025	$298,930
Operating Expenses:
Product cost	$76,151	$81,233	$89,442
Payroll and benefits	61,601	67,545	73,139
Depreciation and amortization	10,333	11,947	13,007
Other operating expenses	81,080	89,953	106,221
Goodwill and domestic trademark impairment	–	–	42,093
Total operating expenses	$229,165	$250,678	$323,901
Operating income (loss)	$30,723	$28,347	$(24,972)
Interest expense, net	25,293	25,138	22,430
Other expense	–	–	2,043
Other income	–	–	(1,757)
Income (loss) before provision for income taxes	5,430	3,209	(47,688)
Provision (benefit) for income taxes	2,175	5,192	(10,584)
Net income (loss)	$3,255	$(1,983)	$(37,104)

See notes to financial statements.

El Pollo Loco, Inc. Statements of Stockholders' Equity
December 27, 2006, December 26, 2007 and December 31, 2008
(dollars in thousands)

	Common Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 28, 2005	100	–	$187,285	$(150)	$187,135

Stock-based compensation			358		358
Tax benefit from exercise / cancellation of stock options			50		50
Repurchase of common stock			(22)		(22)
Net income		–	–	3,255	3,255

Balance, December 27, 2006	100	–	$187,671	$3,105	$190,776

Stock-based compensation			754		754
Tax benefit from exercise / cancellation of stock options			(69)		(69)
Repurchase of common stock			(54)		(54)
Capital contribution			3,000		3,000
Net loss		–	–	(1,983)	(1,983)

Balance, December 26, 2007	100	–	$191,302	$1,122	$194,424

Stock-based compensation			768		768
Repurchase of common stock			(78)		(78)
Tax benefit from exercise / cancellation of stock options			68		68
Proceeds from issuance of common stock			50		50
Capital contribution			14,942		14,942
Net loss			–	(37,104)	(37,104)

Balance, December 31, 2008	100	–	$207,052	$(35,982)	$171,070

See notes to financial statements.

El Pollo Loco, Inc. Statements of Cash Flows
December 27, 2006, December 26, 2007 and December 31, 2008
(in thousands)

	Fiscal Years Ended
	December 27, 2006	December 26, 2007	December 31, 2008
Cash Flows From Operating Activities:
Net income (loss)	$3,255	$(1,983)	$(37,104)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,333	11,947	13,007
Stock-based compensation expense	358	754	768
Interest accretion	221	197	250
(Gain) loss on disposal of assets	4	2,558	(538)
Gain on repurchase of bonds	–	–	(1,755)
Asset impairment	–	–	1,919
Goodwill and domestic trademarks impairment	–	–	42,093
Amortization of deferred financing costs	1,291	1,317	1,298
Amortization of favorable / unfavorable leases	(344)	(469)	(172)
Deferred income taxes	2,951	2,539	(10,645)
Excess tax benefits related to exercise / cancellation of stock options	–	(69)	(68)
Litigation settlement	–	–	10,942
Change in fair value of interest rate swap	–	–	2,049
Changes in operating assets and liabilities:
Notes and accounts receivable—net	(566)	(67)	(841)
Inventories	(188)	(218)	22
Prepaid expenses and other current assets	(635)	149	(960)
Income taxes receivable / payable	1,072	170	(145)
Other assets	415	(230)	1,240
Accounts payable	(640)	3,026	(173)
Accrued salaries and vacation	(413)	162	(176)
Accrued insurance	330	(2,457)	311
Other accrued expenses and current and noncurrent liabilities	3,299	5,803	2,371
Net cash provided by operating activities	$20,743	$23,129	$23,693
Cash Flow From Investing Activities:
Proceeds from asset disposition	$2	$8,035	$1,080
Purchase of franchise restaurants	–	(8,358)	–
Purchase of property	(14,022)	(20,747)	(17,455)
Payment of acquisition costs	(5,073)	–	–
Net cash used in investing activities	$(19,093)	$(21,070)	$(16,375)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	$50	$–	$50
Repurchase of common stock	(22)	(54)	(78)
Excess tax benefits related to exercise / cancellation of stock options	–	69	68
Capital contribution	–	3,000	4,000
Proceeds from borrowings	6,500	17,000	9,000
Payment of obligations under capital leases	(1,219)	(1,252)	(1,044)
Payments on debt	(7,059)	(19,763)	(8,600)
Repurchase of notes	–	–	(13,621)
Deferred financing costs	(497)	(173)	–
Net cash used in financing activities	$(2,247)	$(1,173)	$(10,225)
Increase (Decrease) in Cash and Cash Equivalents	$(597)	$886	$(2,907)
Cash and Cash Equivalents
Beginning of period	3,544	2,947	3,833
Cash and Cash Equivalents
End of period	$2,947	$3,833	$926
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for:
Interest (net of amounts capitalized)	$24,401	$25,025	$21,624
Income taxes	$125	$38	$165
Supplemental Schedule of Non-Cash Activities:
Unpaid purchases of property and equipment	$1,027	$1,358	$822
Litigation settlement paid by Chicken Acquisition Corp. on behalf of the Company, treated as a capital contribution	$–	$–	$10,942

See notes to financial statements.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

El Pollo Loco, Inc. (“EPL” or the "Company") is a Delaware corporation headquartered in Costa Mesa, California. The Company’s activities are primarily developing, franchising, licensing and operating quick-service restaurants under the name El Pollo Loco®. The restaurants, which are located principally in California but also in Arizona, Colorado, Connecticut, Georgia, Illinois, Massachusetts, Nevada, Oregon, Texas, Utah, Virginia and Washington, specialize in flame-grilled chicken in a wide variety of contemporary Mexican-influenced entrees, including specialty chicken burritos, chicken quesadillas, chicken tortilla soup, Pollo Bowls and Pollo Salads. At December 31, 2008, the Company operated 165 (130 in the greater Los Angeles area) and franchised 248 (140 in the greater Los Angeles area) El Pollo Loco restaurants. The Company is a wholly owned subsidiary of EPL Intermediate, Inc. (“Intermediate”), which is a wholly owned subsidiary of El Pollo Loco Holdings, Inc. (“Holdings”). Holdings is an indirect wholly owned subsidiary of Chicken Acquisition Corp. ("CAC"). EPL Intermediate, Inc. was acquired by CAC on November 17, 2005 (the “Acquisition”).

Intermediate has no independent assets or operations.  Intermediate’s guarantee of EPL’s 11¾% Senior Notes due 2013 is full and unconditional and Intermediate has no subsidiaries other than EPL.  EPL is a separate and distinct legal entity, has no obligation to make funds available to Intermediate, and currently has restrictions that limit distributions or dividends to be paid by EPL to Intermediate.

2. EQUITY INVESTMENT IN CHICKEN ACQUISITION CORPORATION

The Company is a wholly owned subsidiary of Intermediate, which is a wholly owned indirect subsidiary of CAC, which is 99.6% owned by Trimaran Pollo Partners, LLC (the “LLC”) (which is controlled by affiliates of Trimaran Capital, LLC). The LLC’s only material asset is its investment in CAC. CAC’s only material asset, other than cash from the investment described below, is its investment in Intermediate.

On December 26, 2007, Intermediate entered into a Unit Purchase Agreement with the LLC, CAC, EPL, FS Equity Partners V, L.P. (“FSEP V”), FS Affiliates V, L.P. (“FSA V”), Peter Starrett (“Starrett” and collectively with FSEP V and FSA V, the “Purchasers”), and certain members of the LLC (the “Unit Purchase Agreement”). Pursuant to the Unit Purchase Agreement, the Purchasers acquired 409,091 membership units from the LLC, for an aggregate purchase price of $45 million. The LLC contributed the proceeds of this sale to CAC in consideration for 409,091 newly issued CAC shares. The LLC owned 1,910,753 CAC shares prior to the transaction and 2,319,844 CAC shares after the transaction, representing 99.6% of CAC’s outstanding shares. CAC paid various fees and expenses related to this transaction of approximately $1.8 million.

On December 26, 2007, CAC made a $3 million capital contribution to EPL through intermediary subsidiaries. On January 25, 2008, CAC made an $8 million capital contribution to Intermediate. Intermediate used $7.8 million of these proceeds to repurchase outstanding 14.5% PIK senior discount notes on Intermediate’s books at a price that approximated their accreted net book value. In May of 2008, CAC made a $4.0 million capital contribution to EPL that was used for normal operating purposes.  On June 18, 2008, we settled the Mexico Litigation as described in Note 18.  The settlement payment of $10,722,860 was paid by CAC on behalf of EPL.  This payment is accounted for as a capital contribution by CAC to EPL.  The Company expects that CAC will make future capital contributions (up to approximately $17 million) to EPL for general corporate purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation —The Company uses a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2008, which ended December 31, 2008, was a 53-week fiscal year. Fiscal years 2006 and 2007, which were 52-week years, ended December 27, 2006 and December 26, 2007, respectively. The accompanying consolidated balance sheets present the Company’s financial position as of December 26, 2007 and December 31, 2008. The accompanying consolidated statements of operations, stockholder’s equity and cash flows present the years ended December 27, 2006, December 26, 2007 and December 31, 2008.

Cash and Cash Equivalents — The Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable - Net — Notes and accounts receivable consist primarily of royalties, advertising and sublease rent and related amounts receivable from franchisees, which are due on a monthly basis that may differ from the Company’s month-end dates.

Inventories — Inventories consist principally of food, beverages and paper supplies and are valued at the lower of average cost or market.

Property Owned - Net — Property is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and property held under capital leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. For leases with renewal periods at the Company’s option, the Company generally uses the original lease term, excluding the option periods, to determine estimated useful lives; if failure to exercise a renewal option imposes an economic penalty on the Company, such that management determines at the inception of the lease that renewal is reasonably assured, the Company includes the renewal option period in the determination of appropriate estimated useful lives.

The estimated useful service lives are as follows:

Buildings	20 years

Land improvements	3-30 years

Building improvements	3-10 years

Restaurant equipment	3-10 years

Other equipment	2-10 years

Leasehold improvements	Estimated useful life limited by the lease term

The Company capitalizes certain costs in conjunction with site selection that relate to specific sites for planned future restaurants. The Company also capitalizes certain costs, including interest, in conjunction with constructing new restaurants. These costs are included in property and amortized over the shorter of the life of the related buildings and leasehold improvements or the lease term. Costs related to abandoned sites and other site selection costs that cannot be identified with specific restaurants are charged to operations. The Company capitalized $47,000, $4,000 and $0 of internal costs related to site selection and construction activities during the years ended December 27, 2006, December 26, 2007 and December 31, 2008, respectively. The Company also capitalized $166,000, $252,000 and $205,000, of interest expense during the years ended December 27, 2006, December 26, 2007 and December 31, 2008, respectively.

Goodwill and Other Intangible Assets - Net — Intangible assets consist primarily of goodwill and the value allocated to the Company’s trademarks, franchise network and favorable and unfavorable leasehold interests. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method. Goodwill resulted from the Acquisition by CAC and from the acquisition of certain franchise locations.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize its goodwill and certain intangible assets with an indefinite life, including domestic trademarks. The Company performs its impairment test annually at its fiscal year end, or more frequently if impairment indicators arise. No impairment was recorded in 2006 and 2007. In fiscal 2008, we recorded a non-cash impairment of $24.5 million for goodwill and $17.6 million for domestic trademarks.

Intangible assets and liabilities with a definite life are amortized using the straight-line method over their estimated useful lives as follows:

Franchise network	17.5 years
Favorable leasehold interests	1 to 18 years (remaining lease term)
Unfavorable leasehold interests	1 to 20 years (remaining lease term)

Deferred Financing Costs — Deferred financing costs are recorded at cost and amortized using the effective interest method over the terms of the related notes. Deferred financing costs are included in other assets and the related amortization is reflected as a component of interest expense in the accompanying consolidated financial statements.

Impairment of Long-Lived Assets — The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of certain assets may not be recoverable on a restaurant by restaurant basis. If the Company concludes that the carrying value of such assets will not be recovered based on expected undiscounted future cash flows, an impairment write-down is recorded. The Company recorded a non-cash impairment charge of approximately $1.9 million for the year ended December 31, 2008 for three under-performing company-operated restaurants that will continue to be operated.  This amount is included in other operating expenses on our consolidated statement of operations.  There were no impairment losses recognized in 2006 or 2007.

Insurance Reserves — The Company is responsible for workers’ compensation and health insurance claims up to a specified aggregate stop loss amount. The Company maintains a reserve for estimated claims, both reported and incurred but not reported, based on historical claims experience and other assumptions.  These amounts are included in payroll and benefits and other operating expenses on our consolidated statement of operations.

Restaurant and Franchise Revenue — Revenues from the operation of Company-operated restaurants are recognized as products are delivered to customers. Franchise revenue consists of franchise royalties, initial franchise fees, license fees due from franchisees, and rental income for leases and subleases to franchisees. Franchise royalties are based upon a percentage of net sales of the franchisee and are recorded as income as such sales are reported by the franchisees. Initial franchise and license fees are recognized when all material obligations have been performed and conditions have been satisfied, typically when operations have commenced. Initial franchise fees recognized during the years ended December 27, 2006, December 26, 2007 and December 31, 2008, totaled $892,000, $1,049,000 and $1,184,000, respectively. Sales tax collected from our customers is recorded on a net basis.

Advertising Costs — Production costs for radio and television commercials are initially capitalized and then fully expensed when the commercials are first aired. Advertising expense, which is a component of other operating expenses, was $9,320,000, $10,361,000 and $11,204,000 for the years ended December 27, 2006, December 26, 2007 and December 31, 2008, respectively, and is net of $11,979,000, $13,605,000 and $15,169,000, respectively, funded by the franchisees’ advertising fees.

Franchisees pay a monthly fee to the Company that ranges from 4% to 5% of their restaurants’ net sales as reimbursement for advertising, public relations and promotional services the Company provides. Fees received in advance of provided services are included in other accrued expenses and current liabilities and were $180,000 and $380,000 at December 26, 2007 and December 31, 2008, respectively. Pursuant to the Company’s Franchise Disclosure Document, our company-operated restaurants contribute to the advertising fund on the same basis as franchised restaurants.  At December 31, 2008, the Company was obligated to spend an additional $94,000 in future periods to comply with this requirement.

Preopening Costs — Preopening costs incurred in connection with the opening of new restaurants are expensed as incurred. These amounts are included in other operating expenses on our consolidated statement of operations.

Franchise Area Development Fees — The Company receives area development fees from franchisees when they execute multi-unit area development agreements. The Company does not recognize revenue from the agreements until the related restaurants open or in certain circumstances, the fees are applied to satisfy other obligations of the franchisee. Unrecognized area development fees totaled $1,945,000 and $1,355,000 at December 26, 2007 and December 31, 2008, respectively, and are included in other accrued expenses and current liabilities and other noncurrent liabilities in the accompanying consolidated balance sheets.

Operating Leases — Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, Accounting for Leases, as amended. The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease.  Rent expense is included in other operating expenses on our consolidated statement of operations. The difference between rent expense and rent paid is recorded as deferred rent, which is included in other noncurrent liabilities in the accompanying consolidated balance sheets, and is amortized over the term of the lease.

Income Taxes — Deferred income taxes are provided for temporary differences between the bases of assets and liabilities for financial statement purposes and income tax purposes. Deferred income taxes are based on enacted income tax rates in effect when the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Comprehensive Loss — For the years ended December 31, 2008, December 26, 2007 and December 27, 2006, there was no difference between the Company’s net loss and comprehensive loss.

 Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could materially differ from those estimates.

Financial Instruments — The recorded values of accounts receivable, accounts payable and certain accrued expenses approximate fair values based on their short-term nature. The recorded values of notes payable approximate fair value, as interest approximates market rates. The recorded value of other notes payable and senior secured notes payable approximates fair value, based on borrowing rates currently available to the Company for loans with similar terms and remaining maturities.

Accounting for Stock Based Compensation — The Company adopted the provisions of FASB Statement No. 123(R), Share-Based Payment on December 29, 2005, which requires companies to expense the estimated fair value of employee stock options and similar awards based on the grant-date fair value of the award. The Company adopted FASB Statement No. 123(R) using a prospective application, which only applies to new awards and any awards that are modified or cancelled subsequent to the date of adoption of FASB Statement No. 123(R).

Segment Reporting — The Company develops, franchises and operates quick-service restaurants under the name El Pollo Loco, which provide similar products to similar customers. The restaurants possess similar economic characteristics resulting in similar long-term expected financial performance characteristics. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on its methods of internal reporting and management structure, management determined that the Company operates in a single reporting segment.

Recent Accounting Changes — In April 2008, the FASB issued FASB Staff Position 142-3, Determination of the Useful Lives of Intangible Assets (“FSP 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under FASB Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(R) and other U.S. generally accepted accounting principles. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and for interim periods within those fiscal years. The Company does not expect the adoption of FSP 142-3 to have a material effect on its consolidated results of operations, financial position and cash flows.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an Amendment of FASB Statement No. 133. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of adopting FASB Statement No. 161 on its consolidated results of operations, financial position and cash flows.

In February 2008, the FASB issued FASB Staff Position No. 157-2 (“FSP 157-2”), which deferred the effective date for certain portions of FASB Statement No. 157 related to nonrecurring measurements of nonfinancial assets and liabilities. That provision of FASB Statement No. 157 will be effective for the Company’s fiscal year 2009. The Company is currently evaluating the effect, if any, that the adoption of FSP No. 157-2 will have on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued Statement No. 141(R), Business Combinations. FASB Statement No. 141(R) requires reporting entities to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under Emerging Issues Task Force 95-3 to be recorded as a component of purchase accounting. FASB Statement No. 141(R) is effective for fiscal periods beginning after December 15, 2008 and should be applied prospectively for all business acquisitions entered into after the date of adoption. The Company is currently evaluating the impact the adoption of FASB Statement No. 141(R) will have on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No. 51. FASB Statement No. 160 requires (i) that noncontrolling (minority) interests be reported as a component of shareholders’ equity, (ii) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB Statement No. 160 is effective for fiscal periods beginning after December 15, 2008. The Company is currently evaluating the impact the adoption of FASB Statement No. 160 will have on its consolidated results of operations, financial position and cash flows.

4. SALE AND ACQUISITIONS OF RESTAURANTS

On June 29, 2007, the Company acquired the assets of three previously franchised restaurants (“Las Vegas restaurants”). The purchase price of $8.5 million consisted of cash and was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The Company’s allocation of the purchase price to the fair value of the acquired assets is as follows: equipment, $0.1 million, favorable lease, $0.2 million, and goodwill, $8.2 million. Results of operations of the Las Vegas restaurants are included in the Company’s financial statements beginning as of the acquisition date. The pro forma effects of the Company’s acquisition on its historical results of operations are not material.

In August and September of 2007, the Company sold eight restaurants to franchisees for a total of $7.5 million. These restaurants had an aggregate net book value of $1.6 million, and after a write off of goodwill of $8.8 million, which was the proportionate share of goodwill attributable to the eight restaurants, and a liability reduction of $0.1 million, the Company realized a $2.8 million loss that is included in other operating expenses in the accompanying 2007 consolidated statements of operations.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	December 26, 2007	December 31, 2008
Prepaid rent	$1,511	$1,573
Other	2,164	3,062
	$3,675	$4,635

6. PROPERTY

The costs and related accumulated depreciation and amortization of major classes of property as of December 26, 2007 and December 31, 2008 are as follows (in thousands):

	December 26, 2007	December 31, 2008
Property owned:
Land	$12,771	$12,453
Buildings and improvements	55,091	63,946
Other property and equipment	30,353	34,660
Construction in progress	3,317	3,415
Total	101,532	114,474
Accumulated depreciation and amortization	(19,315)	(30,153)
Property owned—net	$82,217	$84,321
Property held under capital leases	$2,186	$2,015
Accumulated amortization	(1,081)	(1,283)
Property held under capital leases—net	$1,105	$732

Property held under capital leases consists principally of buildings and improvements. The total depreciation and amortization expense for property for the years ended December 27, 2006, December 26, 2007 and December 31, 2008, was approximately $9,674,000, $11,195,000 and $11,949,000, respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS AND LIABILITIES

Changes in goodwill consist of the following (in thousands):

	December 26, 2007	December 31, 2008
Beginning balance	$277,514	$276,911
Purchase of franchise restaurants	8,213	—
Sale of franchise restaurants	(8,816)	—
Goodwill impairment loss	—	(24,493)
Ending balance	$276,911	$252,418

Other intangible assets consist of the following (in thousands):

	December 26, 2007	December 31, 2008
Franchise network—net	$7,032	$6,575
Favorable leasehold interest—net	3,575	2,582
O Other intangible assets—net	$10,607	$9,157
Unfavorable leasehold interest liability—net	$(6,047)	$(4,883)

Due to the downturn in the economy and its effect on expected future cash flows, in fiscal 2008, we recorded a non-cash impairment of goodwill of $24.5 million and recorded a non-cash impairment of domestic trademarks of $17.6 million in accordance with the evaluation described below.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually coinciding with our fiscal year-end by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The impairment evaluation for goodwill is conducted annually coinciding with our fiscal year-end using a two-step process. In the first step, the fair value of our reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows or in consideration of recent transactions involving stock sales with independent third parties. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared with the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The assumptions used in the estimate of fair value are generally consistent with the past performance of our reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

Amortization expense for franchise network was $457,000 for each of the years ended December 27, 2006, December 26, 2007 and December 31, 2008.

Favorable leasehold interest represents the asset in excess of the approximate fair market value of the leases assumed as of November 18, 2005, the date of the Acquisition. The amount is being reduced over the approximate average life of the leases.

Unfavorable leasehold interest liability represents the liability in excess of the approximate fair market value of the leases assumed as of November 18, 2005, the date of the Acquisition. The amount is being reduced over the approximate average life of the leases.  This amount is shown as other intangible liabilities-net on the balance sheet.

The estimated amortization expense for the Company’s amortizable intangible assets and liabilities for each of the five succeeding fiscal years is as follows (in thousands):

Year Ending December 31
2009	$254
2010	130
2011	167
2012	182
2013	244

8. OTHER ASSETS

Other assets consist of the following (in thousands):

	December 26, 2007	December 31, 2008
Deferred financing costs – net	$6,824	$4,973
Other	2,272	1,011
	$9,096	$5,984

Amortization expense for deferred financing costs was $1,293,000, $1,317,000 and $1,299,000 for the years ended December 27, 2006, December 26, 2007 and December 31, 2008, respectively.

9. LEASES

The Company’s operations utilize property, facilities, equipment and vehicles owned by the Company or leased from others. Buildings and facilities leased from others are primarily for restaurants and support facilities. Restaurants are operated under lease arrangements that generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenues in excess of a defined amount. Initial terms of land and restaurant building leases generally are not less than 20 years, exclusive of options to renew. Leases of equipment primarily consist of restaurant equipment, computer systems and vehicles. The Company subleases facilities to certain franchisees and other non-related parties which are recorded on a straight-line basis.

Information regarding the Company’s future lease obligations at December 31, 2008 is as follows (in thousands):

	Capital Leases		Operating Leases
Year Ending December 31	Minimum Lease Payments	Minimum Sublease Rentals	Minimum Lease Payments	Minimum Sublease Rentals
2009	$948	490	18,614	2,013
2010	627	225	18,662	1,656
2011	457	115	18,514	1,438
2012	436	115	18,328	1,181
2013	417	115	17,940	762
Subsequent years	1,615	286	128,847	969
Total	$4,500	$1,346	$220,905	$8,019
Less imputed interest	$(1,795)
Present value of capital lease obligations	2,705
Less current maturities	(601)
Noncurrent portion	$2,104

Net rent expense for the years ended December 27, 2006, December 26, 2007 and December 31, 2008 is as follows (in thousands):

	Years Ended
	December 27, 2006	December 26, 2007	December 31, 2008
Base rent	$15,969	$17,246	$18,159
Contingent rent	518	630	683
Less sublease income	(4,221)	(4,316)	(4,155)
Net rent expense	$12,266	$13,560	$14,687

Base rent and contingent rent are included in other operating expenses, while sublease income is included in franchise revenue in the accompanying consolidated statements of operations. Sublease income includes contingent rental income of $1,980,000, $2,060,000 and $2,071,000 for the years ended December 27, 2006, December 26, 2007 and December 31, 2008, respectively.

In addition to the sublease income described above, the Company is a lessor for certain property, facilities and equipment owned by the Company and leased to others, principally franchisees, under noncancelable leases with terms ranging from three to nine years. The lease agreements generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenues. Total rental income, included in franchise revenue in the accompanying consolidated statements of operations, for leased property was $385,000, $414,000 and $360,000 for the years ended December 27, 2006, December 26, 2007 and December 31, 2008, respectively.

Minimum future rental income for company-owned properties under noncancelable operating leases, which is recorded on a straight-line basis, in effect as of December 31, 2008 is as follows (in thousands):

Year Ending December 31
2009	$302
2010	234
2011	166
2012	166
2013	166
Thereafter	181
Total future minimum rental income	$1,215

10. SENIOR SECURED NOTES (2009 Notes)

In December 2003, EPL issued notes, consisting of $110.0 million of senior secured notes (the “2009 Notes”) accruing interest at 9.25% per annum, due 2009. At December 31, 2008, $250,000 principal amount of the 2009 Notes remained outstanding.

11. SENIOR UNSECURED NOTES PAYABLE (2013 Notes)

EPL has outstanding notes, consisting of $108.2 million aggregate principal amount of 11¾% senior notes due 2013 (the "2013 Notes"). Interest is payable in May and November beginning May 15, 2006. The 2013 Notes are unsecured, are guaranteed by Intermediate, and may be redeemed, at the discretion of the issuer, after November 15, 2009. The indenture contains certain provisions which may prohibit EPL’s ability to incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items.

 In October 2006, EPL completed the exchange of the 2013 Notes for registered, publicly tradable notes that have substantially identical terms as the 2013 Notes. The costs incurred in connection with the offering of the 2013 Notes have been capitalized and are included in other assets in the accompanying balance sheets, and the related amortization is reflected as a component of interest expense in the accompanying consolidated financial statements. The Company used the proceeds from the 2013 Notes to purchase substantially all of the outstanding 2009 Notes.

EPL is a separate and distinct legal entity, has no obligation to make funds available to Intermediate and the 2013 Notes have restrictions that limit distributions or dividends that may be paid by EPL to Intermediate. Conditions that would allow for distributions or dividends to be made include compliance with a fixed charge coverage ratio test (as defined in the indenture governing the 2013 Notes) and cash received from the proceeds of new equity contributions. As of December 31, 2008, we are restricted from incurring additional indebtedness, as EPL does not currently meet the fixed charge coverage ratio. This restriction does not apply to the existing loan availability of $12.6 million under the revolving line of credit. There are also some allowed distributions, payments and dividends for other specific events. Distributions, dividends or investments would also be limited to 50% of consolidated net income under certain circumstances.

The Company purchased $15.9 million in principal amount of these Notes at a price of $13.6 million at various times in 2008.  The net purchase price was 86% of the principal amount of such notes and resulted in a net gain of $1.7 million which is included in other income in the consolidated statement of operations. The gain of $1.7 million is net of the write-off of prorated deferred finance costs of $0.6 million.

12. NOTES PAYABLE TO MERRILL LYNCH, BANK OF AMERICA, ET AL AND REVOLVING CREDIT FACILITY

On November 18, 2005, EPL entered into senior secured credit facilities (the “Credit Facility”) with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The Credit Facility provides for a $104.5 million term loan and $25.0 million in revolving availability. Utilizing this senior secured revolving credit facility, EPL issued $7.4 million of letters of credit as of December 31, 2008. Future principal payments under the term loan at December 31, 2008 are as follows (in thousands).

Year Ending December 31

2009	$5,889
2010	974
2011	92,490
$99,353

The Credit Facility bears interest, payable quarterly, at a Base Rate (as defined in the Credit Facility) or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin is based on EPL’s financial performance, as defined. The applicable margin rate for the term loan remains constant at 2.50% with respect to LIBOR and 1.50% with respect to Base Rate.  The effective rate at December 31, 2008 for the term loan was 5.70%.  See below for the interest rates on the portion of the term loan represented by an interest rate swap. The applicable margin rate for the revolver as of December 31, 2008 was 2.50% with respect to LIBOR and 1.50% with respect to Base Rate advances and thereafter ranges from 2.75% to 2.25% with respect to LIBOR advances and 1.75% to 1.25% with respect to Base Rate advances. The effective rate at December 31, 2008 for the revolver was 5.0%. The Credit Facility is secured by a first-priority pledge by Holdings of all of the outstanding stock of Intermediate, a first priority pledge by Intermediate of all of EPL’s outstanding stock and a first priority security interest in substantially all of EPL’s tangible and intangible assets. In addition, the Credit Facility is guaranteed by Intermediate and Holdings. The Credit Facility matures on November 18, 2011. As of December 31, 2008, EPL was in compliance with all of the financial covenants contained in the Credit Facility and has $12.6 million available for borrowings under the revolving line of credit.

The credit facility requires the prepayment of the term loan in an amount equal to 50% of the Excess Operating Cash Flow, if at the end of the fiscal year, the Consolidated Leverage Ratio is less than 5.0:1.0.  Excess Operating Cash Flow is defined as an amount equal to Consolidated EBITDA minus Consolidated Financial Obligations and other specific payments and adjustments.  The Excess Operating Cash Flow for 2008 was $9.8 million.  The Company will make the payment of $4.9 million in April 2009.

To manage or reduce the interest rate risk, the Company periodically enters into interest rate swap transactions. The Company enters into these contracts with major financial institutions, which may minimize its risk of credit loss. On June 26, 2008, the Company entered into an interest rate swap agreement with an effective date of September 24, 2008 and a maturity date of June 30, 2010. The agreement is based on the notional amount of $50.0 million. Under the terms of the agreement, the Company agreed to make fixed rate payments on the notional amount on a quarterly basis at increasing interest rates ranging from 3.17% to 4.61% (3.56% at December 31, 2008), in exchange for receiving payments on the notional amount at a floating rate based on the three-month LIBOR rate, on a quarterly basis (5.7% at December 31, 2008). The interest rate swap agreement is intended to reduce interest rate risk associated with variable interest rate debt. At December 31, 2008, the fair value of the interest rate swap was approximately $2.0 million and is included in other noncurrent liabilities on the accompanying consolidated balance sheet. At December 31, 2008, the total interest rate per our swap agreement was 3.65%.

13. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities consist of the following (in thousands):

	December 26, 2007	December 31, 2008
Accrued sales and property taxes	$2,601	$3,435
Other	5,782	5,915
	$8,383	$9,350

14. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	December 26, 2007	December 31, 2008
Fair value of interest rate swap	$-	$2,048
Deferred rent	4,498	6,314
Workers’ compensation reserve	2,378	2,674
Other	2,495	1,796
	$9,371	$12,832

The Company leases its facilities under various operating lease agreements. Certain provisions of these leases provide for graduated rent payments and landlord contributions. The Company recognizes rent expense on a straight-line basis over the lease term. The cumulative difference between such rent expense and actual payments to date is reflected as deferred rent. Landlord contributions are also included in deferred rent and are amortized as a reduction of rent expense ratably over the lease term.

15. INCOME TAXES

The provision (benefit) for income taxes is based on the following components (in thousands):

	Years Ended
	December 27, 2006	December 26, 2007	December 31, 2008
Current income taxes:
Federal	$22	$2,562	$22
State	13	23	47
Total	$35	$2,585	$69
Deferred income taxes:
Federal	$1,860	$1,031	$(7,897)
State	280	1,576	(2,756)
	$2,140	$2,607	$(10,653)
	$2,175	$5,192	$(10,584)

A reconciliation of the provision (benefit) for income taxes to the amount of income tax expense that would result from applying the federal statutory rate to income before provision (benefit) for income taxes is as follows (in thousands):

	Years Ended
	December 27, 2006	December 26, 2007	December 31, 2008
Provision (benefit) for income taxes at statutory rate	$1,900	$1,123	$(16,691)
State income taxes—net of federal income tax benefit	191	1,039	(1,739)
Disqualified interest expense	—	—	—
Non-deductible goodwill	—	2,785	7,738
Other	84	245	108
	$2,175	$5,192	$(10,584)

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The Company’s deferred income tax assets and liabilities consist of the following (in thousands):

	December 26,	December 31,
	2007	2008
Negative leasehold liability	$3,706	$3,566
Capital leases	1,242	845
Accrued vacation	683	727
Accrued bonus	798	—
Deferred rent	1,597	2,121
Accrued workers’ compensation	1,448	1,516
Enterprise zone and other credits	525	505
State taxes	—	17
Net operating losses	526	5,601
Interest expense	—	880
Other	4,804	4,147
Deferred income tax assets	15,329	19,925
Other identifiable intangibles	(51,261)	(44,045)
Prepaid expense	—	(1,353)
Basis difference in fixed assets	(2,393)	(4,223)
Other	(4,591)	(2,575)
Deferred income tax liabilities	(58,245)	(52,196)
Net deferred income tax liability	$(42,916)	$(32,271)

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will be realized.

As of December 31, 2008, the Company has federal and state net operating loss carryforwards of approximately $12,262,000 and $16,157,000, respectively, which expire beginning in 2025 and 2017, respectively. The Company also has state enterprise zone credits of approximately $351,000 which carryforward indefinitely.

The utilization of net operating loss carryforwards may be subject to limitations under provision of the Internal Revenue Code Section 382 and similar state provisions.

On December 28, 2006, the Company adopted the provisions of FIN 48, which clarifies the accounting for uncertain tax positions. FIN 48 requires that the Company recognize the impact of a tax position in our financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The impact of the adoption of FIN 48 was immaterial to the Company’s consolidated financial statements. The total amount of unrecognized tax benefits as of December 31, 2008 was $742,000, which if recognized, would affect other tax accounts, primarily deferred taxes in future periods and would not affect the Company’s effective tax rate.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Balance at December 27, 2006	$—
Additions based on tax positions related to the current year	2,098,000
Balance at December 26, 2007	$2,098,000
Gross Decreases - tax positions in prior period	(1,356,000)
Balance at December 31, 2008	$742,000

The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

FIN 48 requires the Company to accrue interest and penalties where there is an underpayment of taxes based on the Company’s best estimate of the amount ultimately to be paid. The Company’s policy is to recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company has no uncertain tax positions as of December 31, 2008, consequently no interest or penalties has been accrued by the Company.

The Company is subject to taxation in the U.S. and various state jurisdictions. The Company’s tax years for 2004 through 2008 are subject to examination by various tax authorities. The Company is no longer subject to U.S. examination for years before 2005, and years before 2004 by state taxing authorities.

16. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution employee benefit plan that permits its employees, subject to certain eligibility requirements, to contribute up to 25% of their qualified compensation to the plan. The Company matches 100% of the employees’ contributions of the first 3% of the employees’ annual qualified compensation, and 50% of the employees’ contributions of the next 2% of the employees’ annual qualified compensation. The Company’s matching contribution immediately vests 100%. The Company’s contributions to the plan for the years ended December 27, 2006, December 26, 2007 and December 31, 2008, were approximately $393,000, $416,000 and $551,000, respectively.

17. STOCK-BASED COMPENSATION

As of December 27, 2006, December 26, 2007 and December 31, 2008, options to purchase 302,772, 304,287 and 307,556 shares, respectively, of common stock of CAC were outstanding. Included in that amount are 79,650 options that are fully vested; the remaining options partially vest upon the Company’s attaining annual financial or other goals, with the remaining unvested portion vesting on the seventh anniversary of the grant date, and vest 100% upon the occurrence of an initial public offering of at least $50 million or a change in control of CAC. All options were granted at fair value on the date of grant.

Changes in stock options for the years ended December 27, 2006, December 26, 2007 and December 31, 2008 are as follows:

Predecessor	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value

Outstanding—December 28, 2005	277,608	$63.53
Grants (weighted-average fair value of $45.86 per share)	32,153	$96.48
Exercised	(295)	$10.80
Canceled	(6,694)	$86.43
Outstanding—December 27, 2006	302,772	$66.58
Grants (weighted-average fair value of $49.95 per share)	22,246	$113.29
Exercised	(709)	$10.39
Canceled	(20,022)	$88.93
Outstanding—December 26, 2007	304,287	$68.65	7.0	13,044
Grants (weighted-average fair value of $42.14 per share)	4,449	$109.07
Exercised	(1,180)	$20.60
Canceled	-
Outstanding—December 31, 2008	307,556	$69.42	6.1	194
Vested and expected to vest in the future - December 31, 2008	303,803	$69.42	6.1	191
Exercisable - December 31, 2008	79,650	$8.55	2.8	4,898

Outstanding stock options at December 31, 2008 are summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.98	$17,694	1.1	$2.98	$17,694	$2.98
$7.56	24,026	2.3	$7.56	24,026	$7.56
$9.68-$11.77	32,365	3.7	$10.68	32,365	$10.68
$15.48-$20.60	5,565	5.9	$18.17	5,565	$18.17
$86.43	189,059	7.0	$86.43	—	$—
$108.84-$117.75	38,847	8.3	$111.44	—	$—
	$307,556	6.1	$69.42	$79,650	$8.55

The intrinsic value is calculated as the difference between the market value as of December 31, 2008 and the exercise price of the options outstanding and options exercisable.

Options are accounted for as follows:

Variable Accounting: Options granted on December 15, 2005 provide that, in the event of a successful completion of an initial public offering of at least $50 million before November 18, 2007, 50% of the then unvested options would have vested immediately upon consummation of the offering. The remaining unvested options would have automatically terminated and the optionees would have been entitled to receive restricted stock with an aggregate economic value equal to the fair market value (measured at the close of business of the first day of public trading) of the shares into which the terminated unvested options were exercisable minus the aggregate exercise price of such options. Upon a change in control of CAC, or if the initial public offering occurs after November 18, 2007, 100% of the options granted will vest immediately.

For options granted on December 15, 2005 that would have been cancelled and replaced with restricted stock upon completion of an initial public offering before November 18, 2007, the Company used variable accounting to recognize expense based on the change in incremental value of the award at each reporting period until November 18, 2007. As the Company did not undertake an initial public offering prior to November 18, 2007, the future compensation expense is calculated based on the intrinsic value of the award as of that date. Compensation expense of $245,000, $381,000 and $307,000 and a corresponding decrease in net income of $91,000, $155,000 and $235,000 was recognized for the years ended December 27, 2006, December 26, 2007 and December 31, 2008, respectively, related to such options. As of December 31, 2008, the total unamortized compensation expense related to these options was approximately $1.2 million, which will be amortized over the remaining vesting period of approximately 4.0 years, or earlier in the event of an initial public offering of our common stock or a change in control.

FASB Statement No. 123(R): FASB Statement No. 123(R) requires companies to expense the estimated fair value of employee stock options and similar awards based on the grant-date fair value of the award. The cost will be recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The Company adopted the provisions of FASB Statement No. 123(R) on December 29, 2005 using a prospective application. Under the prospective application, FASB Statement No. 123(R) applies to new awards and any awards that are modified or cancelled subsequent to the date of adoption of FASB Statement No. 123(R). Prior periods are not revised for comparative purposes. Because the Company used the minimum value method for its pro forma disclosures under FASB Statement No. 123, Accounting for Stock-Based Compensation, options granted prior to December 29, 2005 will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after December 29, 2005.

In order to meet the fair value measurement objective, the Company utilizes the Black-Scholes option-pricing model to value compensation expense for share-based awards granted beginning in 2006 and developed estimates of various inputs including forfeiture rate, expected term life, expected volatility, and risk-free interest rate. The forfeiture rate is based on historical rates and reduces the compensation expense recognized. The expected term of options granted is derived from the simplified method per Staff Accounting Bulletin No. 107 “SAB 107.” The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the Company’s employee stock options. Expected volatility is based on the comparative industry entity data. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero for option valuation.

The weighted-average estimated fair value of employee stock options granted during the year ended December 31, 2008 was $42.14 per share using the Black-Scholes model with the following weighted-average assumptions used to value the option grants: Expected volatility of 31%; Expected term life of 7.0 years; Forfeiture rate of 1.22%; Risk-free interest rates of 3.0%; and Expected dividends of 0%.

The weighted-average estimated fair value of employee stock options granted during the year ended December 26, 2007 was $49.95 per share using the Black-Scholes model with the following weighted-average assumptions used to value the option grants: Expected volatility of 32%; Expected term life of 7.0 years; Forfeiture rate of 1.22%; Risk-free interest rates ranged from 4.5% to 5.0%; and Expected dividends of 0%.

The weighted-average estimated fair value of employee stock options granted during the year ended December 27, 2006 was $45.86 per share using the Black-Scholes model with the following weighted-average assumptions used to value the option grants: Expected volatility of 33%; Expected term life of 7.0 years; Forfeiture rate of 1.22%; Risk-free interest rates ranged from 4.3% to 4.7%; and Expected dividends of 0%.

Under the prospective method of FASB Statement No. 123(R), compensation expense was recognized during the year ended December 31, 2008 for all stock based payments granted after December 28, 2005 based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123(R). During the years ended December 27, 2006, December 26, 2007 and December 31, 2008, the Company recognized share-based compensation expense before tax of $112,000, $373,000 and $404,000, respectively, related to stock option grants after December 28, 2005. These expenses were included in other operating expenses consistent with the salary expense for the related optionees. This incremental stock-based compensation expense caused a decrease to net income of $42,000, $152,000 and $310,000 for the years ended December 27, 2006, December 26, 2007 and December 31, 2008, respectively. The adoption of FASB Statement No. 123(R) did not impact the Company’s cash flows.

Upon consummation of an initial public offering of at least $50 million or a change in control of CAC, the Company would incur compensation expense related to the immediate vesting of the unvested portion of certain options. The expense will be determined by calculating the unrecognized compensation cost as of the date of the completion of the offering or the change in control.

As of December 31, 2008, there was total unrecognized compensation expense of $3.1 million related to unvested stock options which the Company expects to recognize over a weighted average period of 4.1 years.

In October 2008, the board of directors of CAC adopted a Restricted Stock Plan pursuant to which up to an aggregate of 5,000 shares of CAC common stock may be awarded to independent directors as compensation for their services.  No restricted stock awards were granted in 2008.

18. COMMITMENTS AND CONTINGENCIES

Legal Matters

On or about April 16, 2004, former managers Haroldo Elias, Marco Ramirez and Javier Rivera filed a purported class action lawsuit in the Superior Court of the State of California, County of Los Angeles against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs’ requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys’ fees and costs as well as certain injunctive relief.  Plaintiffs’ motion for class certification is expected to be filed in April 2009, and briefing completed and a hearing set in June 2009.  While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment

On or about October 18, 2005, Salvador Amezcua, on behalf of himself and all others similarly situated, filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. Carlos Olvera replaced Mr. Amezcua as the named class representative on August 16, 2006. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs’ requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs.  The court denied EPL’s motion to compel arbitration, and the Company has appealed that decision. This matter is subject to an automatic stay while it is pending before the Court of Appeal. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

In  2004, El Pollo Loco S.A. de C.V. (“EPL-Mexico”) filed suit against us alleging, among other things, that we breached our 1996 agreement with EPL-Mexico by failing to exploit trademarks and develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco in Mexico should revert to EPL-Mexico (the “Mexico Litigation”). This case went to trial in 2007 and a final judgment against EPL was issued by the Court in the amount of $20,251,000 plus attorneys fees of $3,031,350. In addition, the Court terminated the 1996 agreement and ordered EPL to assign all intellectual property defined in that agreement to EPL-Mexico.  In January 2008, EPL filed an appeal of these judgments in the U.S. Fifth Circuit Court of Appeals. The parties settled this matter on June 18, 2008 on the following terms:  payment to EPL-Mexico of $10,722,860; return of all rights associated with Mexico trademarks to EPL-Mexico; execution of a Confidential Settlement and Release Agreement; the judgments against EPL were vacated; and, EPL received $1,087,500 plus interest which it had deposited into the Court registry during the litigation. The Settlement Payment, plus certain legal expenses of $0.2 million, were paid by CAC on behalf of EPL. The payment by CAC was accounted for as a capital contribution by CAC to EPL with the corresponding settlement included in other operating expenses in the accompanying consolidated statement of operations.

On June 22, 2006, the Company filed a complaint for declaratory relief, breach of written contract and bad faith against Arch Specialty Insurance Company (Arch) seeking damages and equitable relief for Arch’s refusal to carry out the obligations of its insurance contract to defend and indemnify, among other things, the Company in the EPL-Mexico v. EPL-USA trademark litigation settled in June 2008. Following a trial on the merits, the Court issued a final decision on March 2, 2009 in favor of EPL, which Arch promptly appealed.

In April 2007, Dora Santana filed a purported class action in state court in Los Angeles County on behalf of all “Assistant Shift Managers.” Plaintiff alleges wage and hour violations including working off the clock, failure to pay overtime, and meal break violations on behalf of the purported class, currently defined as all Assistant Managers from April 2003 to present. Written discovery is completed on the limited issue of class certification.  The Court has ordered that plaintiffs file their motion for class certification no later than August 15, 2009.  While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

On or about October 4, 2007, Robyn James, a former General Manager, filed a lawsuit in Superior Court for the County of Los Angeles. EPL was served on January 31, 2008. Plaintiff alleges race discrimination as well as retaliation and negligent hiring and supervision. In addition to suing EPL, plaintiff has named as individual defendants, the Area Leader of the two stores where she was assigned and an Assistant Manager. Discovery is completed and we are awaiting assignment of a trial date.  While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

On May 30, 2008, Jeannette Delgado, a former Assistant Manager filed a purported class action on behalf of all hourly (i.e. non-exempt) employees of EPL in state court in Los Angeles County alleging violations of certain California labor laws and the California Business and Professions Code including failure to pay overtime, failure to provide meal periods and rest periods and unfair business practices. By statute, the purported class extends back four years to May 30, 2004. Plaintiff’s requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. This lawsuit was served on the Company in early September 2008 and discovery has begun. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

On or about February 2, 2009, Sunset & Westridge, LLC, landlord of a restaurant site in St. George, Utah, filed suit against EPL in Superior Court for the County of Orange seeking declaratory relief for alleged breach of a commercial lease.  Plaintiff alleges that the Company wrongfully terminated the lease in question, citing force majeure delays as justification for missing the delivery date on the property.  While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these other actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources. A significant increase in the number of claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operation and cash flows.

Purchasing Commitments

The Company has entered into long-term beverage supply agreements with certain major beverage vendors. Pursuant to the terms of these arrangements, marketing rebates are provided to the Company and its franchisees from the beverage vendors based upon the dollar volume of purchases for company-operated restaurants and franchised restaurants, respectively, which will vary according to their demand for beverage syrup and fluctuations in the market rates for beverage syrup. These contracts have terms extending into 2011 with an estimated Company obligation totaling $6,400,000.

In March 2009, EPL executed chicken supply contracts with two suppliers that are effective March 2009 and extend for two years.  The agreements provide for prices and minimum quantities of chicken that EPL must purchase from each supplier.  The contracts have an estimated Company obligation totaling $27,000,000.

19. RELATED PARTY TRANSACTIONS

On November 18, 2005, CAC entered into a Monitoring and Management Services Agreement with Trimaran Fund Management, L.L.C. (“Trimaran”), an affiliate of the majority owner of CAC and of certain directors, which provides for annual fees of $500,000 plus reasonable expenses. This Agreement was amended on December 26, 2007 to add an affiliate of the Purchasers (see Note 2) as a party to the Agreement. Such party shares in the fees payable under the Agreement. During the years ended December 27, 2006, December 26, 2007 and December 31, 2008, $570,000, $624,000 and $525,000, respectively, was expensed pursuant to this Agreement. These amounts are included in other operating expenses in the accompanying consolidated statements of operations.

In connection with our appeal of the Mexico Litigation described in Note 19, EPL posted an appeal bond in the amount of $24,301,450. A portion of the appeal bond was collateralized by a $17,900,000 letter of credit arranged by Trimaran Fund II, LLC (“Trimaran Fund”). Trimaran Fund is a 20.6% member of the LLC and an affiliate of certain directors.  To compensate Trimaran Fund for this accommodation, on December 19, 2007, EPL and CAC entered into two agreements pursuant to which, among other things, EPL paid Trimaran Fund an up-front fee of $536,000, representing 3% of the amount of the letter of credit and EPL agreed to reimburse Trimaran Fund for any amounts it paid in connection with the letter of credit.

These agreements were terminated following the settlement of the Mexico Litigation and Trimaran Fund reimbursed EPL $277,000 of the $536,000 up front fee.

The Company had receivables from affiliated entities of $115,000 and $221,000 as of December 26, 2007 and December 31, 2008, respectively.

El Pollo Loco, Inc. Balance Sheets (Unaudited)
December 31, 2008 and June 30, 2009
(in thousands)

	As of December 31, 2008	As of June 30, 2009
Assets
Current Assets:
Cash and cash equivalents	$926	$10,444
Restricted Cash	–	6,723
Notes and accounts receivable-net	4,473	5,556
Inventories	1,756	1,679
Prepaid expenses and other current assets	4,634	5,210
Income taxes receivable	43	81
Deferred income taxes	1,740	–
Total current assets	$13,572	$29,693
Property Owned –Net	$84,321	$80,781
Property Held Under Capital Leases—Net	$732	$620

Goodwill—Net	$252,418	$252,418
Domestic Trademarks—Net	103,100	103,100
Other Intangible Assets—Net	9,157	8,565
Other Assets	5,984	13,026
Total Assets	$469,284	$488,203
Liabilities and Stockholder's Equity
Current Liabilities:
Revolving credit facility	$5,000	$–
Current portion of note payable	5,889	–
Current portion of senior secured notes	250	–
Current portion of obligations under capital leases	601	467
Accounts payable	12,438	16,237
Accrued salaries	3,410	3,938
Accrued vacation	2,075	2,195
Accrued insurance	1,723	1,698
Accrued interest	1,641	3,340
Accrued advertising	380	–
Other accrued expenses and current liabilities	9,350	7,777
Total current liabilities	$42,757	$35,652
Noncurrent Liabilities:
Senior secured notes	$–	$129,931
Senior unsecured notes	108,163	106,263
Note payable—less current portion	93,464	–
Obligations under capital leases—less current portion	2,104	1,914
Deferred income taxes	34,011	46,634
Other intangible liabilities	4,883	4,431
Other noncurrent liabilities	12,832	11,289
Total noncurrent liabilities	$255,457	$300,462
Commitments and contingencies:
Stockholder's equity:
Common stock, $.01 par value—20,000 shares authorized; 100 shares issued and outstanding	$–	$–
Additional paid-in-capital	207,052	206,688
Retained earnings	(35,982)	(54,599)
Total stockholder's equity	$171,070	$152,089
Total	$469,284	$488,203

See notes to unaudited financial statements.

El Pollo Loco, Inc. Statements of Operations (Unaudited)
June 30, 2008 and June 30, 2009
(in thousands)

	26 Weeks Ended
	June 30, 2008	June 30, 2009
Operating revenue:
Restaurant revenue	$137,153	$133,704
Franchise revenue	10,412	9,593
Total operating revenue	$147,565	$143,297
Operating Expenses:
Product cost	$44,237	$43,160
Payroll and benefits	36,143	35,770
Depreciation and amortization	6,091	5,636
Other operating expenses	57,597	50,468
Goodwill and domestic trademark impairment	–	–
Total operating expenses	$144,068	$135,034
Operating income	$3,497	$8,263
Interest expense, net	11,645	12,525
Other expense	–	443
Other income	–	(452)
Loss before provision for income taxes	$(8,148)	$(4,253)
Provision (benefit) for income taxes	(3,301)	14,364
Net loss	$(4,847)	$(18,617)

See notes to unaudited financial statements.

El Pollo Loco, Inc. Statement of Cash Flows (Unaudited)
June 30, 2008 and 2009
(in thousands)

	26 Weeks Ended
	June 30, 2008	June 30, 2009
Cash Flows From Operating Activities:
Net income (loss)	$(4,847)	$(18,617)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,091	5,636
Stock-based compensation expense	384	237
Interest accretion	91	166
(Gain) loss on disposal of assets	(340)	–
Gain on repurchase of bonds	–	(452)
Asset impairment	–	1,996
Goodwill and domestic trademarks impairment	–	–
Amortization of deferred financing costs	734	2,115
Amortization of favorable / unfavorable leases	(61)	(89)
Deferred income taxes	(3,367)	14,363
Excess tax benefits related to exercise / cancellation of stock options	31	–
Litigation settlement	10,764	–
Change in fair value of interest rate swap	–	231
Changes in operating assets and liabilities:
Notes and accounts receivable—net	(1,421)	(1,084)
Inventories	(43)	77
Prepaid expenses and other current assets	(1,586)	(575)
Income taxes receivable / payable	(102)	(38)
Other assets	4	(132)
Accounts payable	3,406	4,422
Accrued salaries and vacation	(150)	648
Accrued insurance	170	(25)
Other accrued expenses and current and noncurrent liabilities	1,170	(2,033)
Net cash provided by operating activities	$10,928	$6,846
Cash Flow From Investing Activities:
Proceeds from asset disposition	$1,080	$–
Purchase of franchise restaurants	–	–
Purchase of property	(9,278)	(4,362)
Restricted cash	–	(6,723)
Net cash used in investing activities	$(8,198)	$(11,085)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	$50	$–
Repurchase of common stock	(47)	(602)
Excess tax benefits related to exercise / cancellation of stock options	(31)	–
Excess tax benefits related to exercise / cancellation of stock options	–	–
Capital contribution	4,000	–
Proceeds from borrowings	–	133,850
Payment of obligations under capital leases	(600)	(324)
Payments on debt	(4,087)	(108,603)
Repurchase of notes	(1,975)	(1,470)
Deferred financing costs	–	(9,094)
Net cash used in financing activities	$(2,690)	$13,757
Increase (Decrease) in Cash and Cash Equivalents	$40	$9,518
Cash and Cash Equivalents
Beginning of period	3,833	926
Cash and Cash Equivalents
End of period	$3,873	$10,444
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for:
Interest (net of amounts capitalized)	$11,022	$8,874
Income taxes	$164	$38
Supplemental Schedule of Non-Cash Activities:
Unpaid purchases of property and equipment	$1,210	$200
Litigation settlement paid by Chicken Acquisition Corp. on behalf of the Company, treated as a capital contribution	$10,764	$–

See notes to unaudited financial statements.

EL POLLO LOCO, INC.
(A Wholly-Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

 1. Basis of Presentation

 The accompanying condensed financial statements are unaudited. El Pollo Loco, Inc. (“EPL” or the “Company”) prepared these condensed financial statements in accordance with Article 10 of Regulation S-X. In compliance with those instructions, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

The accompanying condensed financial statements include all adjustments (consisting of normal recurring adjustments and accruals) that management considers necessary for a fair presentation of its financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

 The accompanying condensed financial statements should be read in conjunction with the Company’s audited financial statements and the related notes thereto for the year ended December 31, 2008.

 The Company uses a 52-53 week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Fiscal year 2008, which ended December 31, 2008, was a 53-week fiscal year. Fiscal year 2009, which will end December 30, 2009, is a 52-week year. For simplicity of presentation, the Company has described the periods ended June 25, 2008 and July 1, 2009 as June 30, 2008 and 2009, respectively.

 The Company is a wholly-owned subsidiary of EPL Intermediate, Inc. (“Intermediate”), which is a wholly owned subsidiary of  El Pollo Loco Holdings, Inc. (“Holdings”), which is a wholly owned indirect subsidiary of Chicken Acquisition Corp. (“CAC”), which is 99% owned by Trimaran Pollo Partners, LLC (the “LLC”). The Company develops, franchises, licenses and operates quick-service restaurants under the name El Pollo Loco®.

The Company evaluated subsequent events for recognition or disclosure through August 13, 2009, which was the date the Company's financial statements were available for issuance.

 2. Restricted Cash

As of June 30, 2009, the Company had recorded $6.7 million as restricted cash on the accompanying condensed balance sheet.  This amount serves as collateral to Bank of America, N.A. mainly for our outstanding letters of credit of $6.3 million as of June 30, 2009. The majority of this restriction should terminate once we have completed our transfer of these letters of credit from Bank of America, N.A. to a new financial institution.

 3. Other Intangible Assets and Liabilities

 Other intangible assets and liabilities consist of the following (in thousands):

	December 31, 2008			June 30, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Franchise network	$8,000	$(1,425)	$6,575	$8,000	$(1,654)	$6,346
Favorable leasehold interest	5,862	(3,280)	2,582	5,862	(3,643)	2,219
Other intangible assets	$13,862	$(4,705)	$9,157	$13,862	$(5,297)	$8,565
Unfavorable leasehold interest liability	$(9,156)	$4,273	$(4,883)	$(9,156)	$4,725	$(4,431)

 Favorable leasehold interest represents the asset in excess of the approximate fair market value of the leases. The amount is being amortized over the approximate average life of the leases.

Unfavorable leasehold interest liability represents the liability in excess of the approximate fair market value of the leases. The amount is being amortized over the approximate average life of the leases.  This amount is shown as other intangible liabilities-net on the accompanying condensed consolidated balance sheet. Amortization for other intangible assets and liabilities was $168,000 for the 26-week period ended June 30, 2008 and $140,000 for the 26-week period ended June 30, 2009.

 The estimated amortization for the Company’s amortizable intangible assets and liabilities for each of the five succeeding fiscal years is as follows (in thousands):

Year Ending December 31
2009 (July 1st – December 31st)	$115
2010	130
2011	167
2012	182
2013	244
2014	230

 4. Asset Impairment

 The Company periodically reviews the performance of company-operated stores on a restaurant-by-restaurant basis for indicators of asset impairment. If the Company concludes that the carrying value of certain assets will not be recovered based on expected undiscounted future cash flows, an impairment write-down is recorded to reduce the assets to their estimated fair value. As a result of this review, the Company recorded an impairment charge of approximately $2.0 million in March 2009 for two under-performing company-operated stores that will continue to be operated.  There was no impairment recorded in the second quarter of 2009. This impairment charge is included in other operating expenses in the accompanying condensed consolidated statements of operations. There were no impairment charges in the comparable 2008 periods.

5. Stock-Based Compensation

 As of June 30, 2009, options to purchase 280,801 shares of common stock of CAC were outstanding, including 70,673 options that are fully vested. The remaining options partially vest upon the Company’s attaining annual financial or other goals, with the remaining unvested portion vesting on the seventh anniversary of the grant date or vesting 100% upon the occurrence of an initial public offering of at least $50 million or a change in control of CAC. All options were granted with an exercise price equal to the fair value of the common stock on the date of grant.

 Changes in stock options for the six months ended June 30, 2009 are as follows:

	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (000’s)
Outstanding—December 31, 2008	307,556	$69.42
Exercised	(8,977)	$-
Canceled	(17,778)	$-
Outstanding—June 30, 2009	280,801	$70.47	5.7	$-
Vested and expected to vest – June 30, 2009	277,375	$70.47	5.7	$-
Exercisable – June 30, 2009	70,673	$9.26	2.6	$4,151

The intrinsic value is calculated as the difference between the estimated market value as of June 30, 2009 and the exercise price of options that are outstanding and exercisable.

As of June 30, 2009, there was unrecognized compensation expense of $2.6 million related to unvested stock options, which the Company expects to recognize over a weighted-average period of 3.6 years or earlier in the event of an initial public offering of our common stock or change in control.

6. Commitments and Contingencies

 Legal Matters

 On or about April 16, 2004, former managers Haroldo Elias, Marco Ramirez and Javier Rivera filed a purported class action lawsuit in the Superior Court of the State of California, County of Los Angeles against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs’ requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys’ fees and costs as well as certain injunctive relief.  The hearing on Plaintiffs’ motion for class certification is scheduled for September 18, 2009.  While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, it is not possible at this time to determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

On or about October 18, 2005, Salvador Amezcua, on behalf of himself and all others similarly situated, filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. Carlos Olvera replaced Mr. Amezcua as the named class representative on August 16, 2006. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs’ requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs.  The court denied EPL’s motion to compel arbitration, and the Company appealed that decision. The Court of Appeal issued its ruling on April 27, 2009 affirming the trial court ruling on the arbitration issue.  While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, it is not possible at this time to determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

On June 22, 2006, the Company filed a complaint for declaratory relief, breach of written contract and bad faith against Arch Specialty Insurance Company ("Arch") seeking damages and equitable relief for Arch’s refusal to carry out the obligations of its insurance contract to defend and indemnify, among other things, the Company in the EPL-Mexico v. EPL-USA trademark litigation settled in June 2008. Following a trial on the merits, the Court issued a final decision on March 2, 2009 in favor of EPL, which Arch has appealed.  The opening brief on appeal has been filed by Arch and the Company’s responsive brief is due by the end of September 2009.

In April 2007, Dora Santana filed a purported class action in Superior Court of California for Los Angeles County on behalf of all “Assistant Shift Managers.” Plaintiff alleges wage and hour violations including working off the clock, failure to pay overtime, and meal break violations on behalf of the purported class, currently defined as all Assistant Managers from April 2003 to present. Written discovery has been completed on the limited issue of class certification.  The Court has ordered that plaintiffs file their motion for class certification no later than August 15, 2009.  The parties have reached an agreement in principle to settle this matter and are in the process of finalizing that agreement.  The Company has accrued the estimated settlement expense of $0.9 million and it is included in other operating expenses in the accompanying condensed consolidated statement of operations.

On or about October 4, 2007, Robyn James, a former General Manager, filed a lawsuit in Superior Court of California for the County of Los Angeles. EPL was served on January 31, 2008. Plaintiff alleges race discrimination as well as retaliation and negligent hiring and supervision. In addition to suing EPL, plaintiff has named as individual defendants, the Area Leader of the two stores where she was assigned and an Assistant Manager.  The Court granted summary judgment motions on all causes of action in favor of all defendants and issued a Judgment on June 11, 2009 consistent with that ruling.

On May 30, 2008, Jeannette Delgado, a former Assistant Manager filed a purported class action on behalf of all hourly (i.e. non-exempt) employees of EPL in Superior Court of California for Los Angeles County alleging violations of certain California labor laws and the California Business and Professions Code including failure to pay overtime, failure to provide meal periods and rest periods and unfair business practices. By statute, the purported class extends back four years to May 30, 2004. Plaintiff’s requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. This lawsuit was served on the Company in early September 2008.  The parties have reached an agreement in principle to settle this matter and executed a Memorandum of Understanding in June 2009.  The classwide settlement requires Court approval, and it is expected that administration of the settlement can be completed by year end.  The Company has accrued the estimated settlement expense of $1.5 million and it is included in other operating expenses in the accompanying condensed consolidated statement of operations. The final amount of the settlement could be materially different from the $1.5 million that was accrued depending on a variety of circumstances being met.

On or about February 2, 2009, Sunset & Westridge, LLC, landlord of a restaurant site in St. George, Utah, filed suit against EPL in California Superior Court for the County of Orange seeking declaratory relief for alleged breach of a commercial lease.  Plaintiff alleges that the Company wrongfully terminated the lease in question, citing force majeure delays as justification for missing the delivery date on the property.  The Company has filed a cross claim to recover specific fees pursuant to the terms of the lease.  The parties are conducting discovery including depositions. While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase, thus, it is not possible at this time to determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

On or about May 26, 2009, in Superior Court in Orange County, California, Martin Penaloza, a former Assistant Manager, filed a purported class action on behalf of all non-exempt employees.  The claims, requested remedies, and potential class in this case overlap those in the Delgado and Santana cases discussed above.  The parties are currently engaged in settlement negotiations.  While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, it is not possible at this time to determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

The Company is also involved in various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these other actions will have a material adverse effect on the Company’s financial position, results of operations, liquidity and capital resources. A significant increase in the number of claims or significant cash payments resulting from successful claims against the Company or settlements could have a material adverse affect on the Company’s business, financial condition, results of operation and cash flows. Except for the Delgado and Santana cases, the Company has not recorded any reserves for litigation contingencies.

Purchasing Commitments

The Company has entered into long-term beverage supply agreements with certain major beverage vendors. Pursuant to the terms of these arrangements, marketing rebates are provided to the Company and its franchisees from the beverage vendors based upon the dollar volume of purchases for company-operated restaurants and franchised restaurants, respectively, which will vary according to their demand for beverage syrup and fluctuations in the market rates for beverage syrup. These contracts have terms extending into 2011 with an estimated Company obligation totaling $5.3 million remaining as of June 30, 2009.

In March 2009, EPL executed contracts with two chicken suppliers that are effective March 2009 and extend for two years.  The agreements provide for prices and minimum quantities of chicken that EPL must purchase from each supplier.  The Company’s remaining obligation under the contracts at June 30, 2009 was approximately $22.8 million.

7. Senior Secured Notes (2009 Notes)

In December 2003, EPL issued notes, consisting of $110.0 million of senior secured notes (the “2009 Notes”) accruing interest at 9.25% per annum due December 2009. In May of 2009, the Company repurchased, at par, the remaining outstanding $250,000 balance of these 2009 Notes.

8. Senior Secured Notes (2012 Notes)

On May 22, 2009, EPL issued $132,500,000 aggregate principal amount of 11¾% senior secured notes due December 1, 2012 (the “2012 Notes”) in a private placement.  EPL sold the 2012 Notes at an issue price equal to 98.0% of the principal amount, resulting in gross proceeds to EPL of $129,850,000 before expenses and fees.  Interest is payable each year in June and December beginning December 1, 2009. The 2012 Notes are guaranteed by Intermediate and are secured by a second priority lien on substantially all of the Company’s assets, which includes all of the outstanding common stock of EPL.  The 2012 Notes may be redeemed at a premium, at the discretion of EPL, after March 1, 2011, or sooner in connection with certain equity offerings. If EPL undergoes certain changes of control, each holder of the notes may require EPL to repurchase all or a part of its notes at a price of 101% of the principal amount.  The Indenture governing the 2012 Notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, EPL’s ability to incur additional indebtedness, pay dividends or certain restricted payments, make certain investments, sell assets, create liens, merge and enter into certain transactions with its affiliates.

In connection with the issuance of the 2012 notes, EPL agreed to file a registration statement within 150 days after the issuance of the 2012 Notes, and to cause such registration statement to become effective within 240 days after the issuance of the 2012 Notes, to enable the holders to exchange the privately placed 2012 Notes for publicly registered notes with, subject to limited exceptions, identical terms. If such deadlines are not satisfied, or if the exchange of the 2012 Notes is not completed by 360 days after the issuance of the 2012 Notes, the interest rate borne by the 2012 Notes will be increased by one-quarter of one percent per annum on a quarterly basis; provided that the aggregate increase in such annual interest rate may in no event exceed one percent.

EPL incurred direct finance costs of approximately $9.0 million in connection with this offering. Included in these costs are the estimated costs to be incurred for the registration statement. These costs have been capitalized and are included in other assets in the accompanying balance sheets, and the related amortization is reflected as a component of interest expense in the accompanying condensed consolidated statement of operations. The Company used the net proceeds from the 2012 Notes to repay the credit facility with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenne & Smith Incorporated and Bank of America, N.A. (see Note 10) and its 2009 Notes (see Note 7), and for general corporate purposes.

9. Senior Unsecured Notes Payable (2013 Notes)

 EPL has outstanding notes, consisting of $106.3 million aggregate principal amount of 11¾% senior notes due 2013 (the "2013 Notes"). Interest is payable in May and November beginning May 15, 2006. The 2013 Notes are unsecured, are guaranteed by Intermediate, and may be redeemed, at the discretion of the issuer, after November 15, 2009. The indenture contains certain provisions which may prohibit EPL’s ability to incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items.

In October 2006, EPL completed the exchange of the 2013 Notes for registered, publicly tradable notes that have substantially identical terms as the 2013 Notes. The costs incurred in connection with the offering of the 2013 Notes have been capitalized and are included in other assets in the accompanying balance sheets, and the related amortization is reflected as a component of interest expense in the accompanying condensed consolidated financial statements. The Company used the proceeds from the 2013 Notes to purchase substantially all of the outstanding 2009 Notes.

As a holding company, the stock of EPL constitutes Intermediate’s only material asset. Consequently, EPL conducts all of the Company’s consolidated operations and owns substantially all of the consolidated operating assets. The Company’s principal source of the cash required to pay its obligations is the cash that EPL generates from its operations. EPL is a separate and distinct legal entity, has no obligation to make funds available to Intermediate, and the 2013 Notes and the 2012 Notes (see Notes 8) have restrictions that limit distributions or dividends that may be paid by EPL to Intermediate. Conditions that would allow for distributions or dividends to be made include compliance with a fixed charge coverage ratio test (as defined in the applicable indentures) and cash received from the proceeds of new equity contributions. As of June 30, 2009, EPL is restricted from incurring additional indebtedness, as it does not currently meet the 2.0 to 1 fixed charge coverage ratio required under its 2012 and 2013 Notes. This restriction does not apply to the existing loan availability of $6.2 million under the revolving line of credit. There are also some allowed distributions, payments and dividends for other specific events. Distributions, dividends or investments would also be limited to 50% of consolidated net income under certain circumstances.

The Company purchased $2.0 million in principal amount of the 2013 Notes at a price of $1.5 million in March 2009. The net purchase price was 74% of the principal amount of such notes and resulted in a net gain of $0.5 million which is included in other income in the condensed consolidated statement of operations. The gain of $0.5 million is net of the write-off of prorated deferred finance costs of $0.1 million.

10. Notes Payable to Merrill Lynch, Bank of America, et al and Revolving Credit Facility

On November 18, 2005, EPL entered into a senior secured credit facility with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The credit facility provided for a $104.5 million term loan and $25.0 million in revolving availability. The Company repaid the credit facility in full in May 2009 with the proceeds of the 2012 Notes and replaced the revolving loan with the new credit facility described in Note 11.

The credit facility bore interest, payable quarterly, at a Base Rate as defined in the credit facility or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin was based on EPL’s financial performance, as defined in the credit facility. The applicable margin rate for the term loan remained constant at 2.50% with respect to LIBOR and at 1.50% with respect to Base Rate. See below for the interest rates on the portion of the term loan represented by an interest rate swap. The credit facility was secured by a first-priority pledge by Holdings of all of the outstanding stock of Intermediate, a first priority pledge by Intermediate of all of EPL’s outstanding stock and a first priority security interest in substantially all of EPL’s tangible and intangible assets. In addition, the credit facility was guaranteed by Intermediate and Holdings.

The credit facility required the prepayment of the term loan in an amount equal to 50% of Excess Operating Cash Flow if, at the end of the fiscal year, the Consolidated Leverage Ratio was less than 5.0:1.0. Excess Operating Cash Flow was defined as an amount equal to Consolidated EBITDA minus Consolidated Financial Obligations and other specific payments and adjustments. The Excess Operating Cash Flow for 2008 was $9.4 million. The Company made the required prepayment of $4.7 million in April 2009.

In the past, to help mitigate risk, we entered into an interest rate swap agreement. The agreement was terminated in the second quarter of 2009. The interest rate swap agreement was intended to reduce interest rate risk associated with variable interest rate debt. The Company had $0.4 million and $0.2 million in expense for the 13 and 26 weeks ending June 30, 2009, respectively, related to the change in the fair value of the interest rate swap agreement.

11. Revolving Credit Facility

On May 22, 2009, EPL entered into a credit agreement (the "Credit Facility") with the Company as guarantor, Jefferies Finance LLC, as administrative and syndication agent and the various lenders. The Credit Facility provides for a $12.5 million revolving line of credit with borrowings limited at any time to the lesser of (i) $12.5 million and (ii) the Company’s consolidated cash flow for the most recently completed trailing twelve consecutive months. Utilizing the Credit Facility, $6.3 million of letters of credit were issued and outstanding as of June 30, 2009 (see Note 2 for additional letters of credits that are outstanding).

The Credit Facility bears interest, payable quarterly, at an Alternate Base Rate (as defined in the Credit Facility) or LIBOR, at EPL's option, plus an applicable margin. The applicable margin rate is 5.50% with respect to LIBOR and 4.50% with respect to Alternate Base Rate advances. The Credit Facility is secured by a first priority lien on substantially all of the Company’s assets and is guaranteed by Intermediate. The Credit Facility matures on July 22, 2012.

The Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to (i) incur additional indebtedness or issue preferred stock; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) make certain restricted payments; (vi) make investments, loans or advances; (vii) make certain acquisitions; (viii) engage in certain transactions with affiliates; (ix) change the Company’s lines of business or fiscal year; and (x) engage in speculative hedging transactions. In addition, the Credit Facility requires the Company to maintain, on a consolidated basis, a minimum level of consolidated cash flow at all times. As of June 30, 2009, the Company was in compliance with all of the financial covenants contained in the Credit Facility and had $6.2 million available for borrowings under the revolving line of credit.

12. Income Taxes

The Company’s taxable income or loss is included in the consolidated federal and state income tax returns of CAC. The Company records its provision for income taxes based on its separate stand-alone operating results using the asset and liability method.

The Company has determined that the total amount of unrecognized tax benefits was $0.7 million as of December 31, 2008 and June 30, 2009. The Company will continue to classify income tax penalties and interest as part of the provision for income taxes in its Consolidated Statements of Operations. The Company has not recorded accrued interest and penalties on uncertain tax positions as of June 30, 2009. The Company’s liability for uncertain tax positions is reviewed periodically and is adjusted as events occur that affect the estimated liability for additional taxes, such as the lapsing of applicable statutes of limitations, the conclusion of tax audits, the measurement of additional estimated liabilities based on current calculations, the identification of new uncertain tax positions, the release of administrative tax guidance affecting the Company’s estimates of tax liabilities, or the rendering of court decisions affecting its estimates of tax liabilities.

The Company recorded a valuation allowance of $13.4 million in the current period to reduce deferred tax assets to the balance that is more likely than not to be realized. In evaluating the need for a valuation allowance, the Company made judgments and estimates related to future taxable income and existing facts and circumstances. The Company believes that the valuation allowance recorded at June 30, 2009 was appropriate for the circumstances. However, subsequent changes in facts and circumstances that affect the Company’s judgments or estimates in determining the proper deferred tax assets or liabilities could materially affect the recorded balances.

13. New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 incorporates the subsequent events guidance contained in the auditing standards literature into authoritative accounting literature. It also requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. SFAS 165 is effective for all interim and annual periods ending after June 15, 2009. The Company adopted SFAS 165 upon its issuance and it had no material impact on its consolidated financial statements. See Note 1 - “Basis of Presentation” for this new disclosure.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends certain requirements of FASB Interpretation No. 46(R) to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the impact that the adoption of SFAS 167 will have on its results of operations, financial position, and cash flows.

El Pollo Loco, Inc.
Fully and Unconditionally Guaranteed by
EPL Intermediate, Inc.

Offer to Exchange
Any and All Outstanding 11¾% Senior Secured Notes due 2012
Issued on May 22, 2009
For 11¾% Senior Secured Notes due 2012
that have been registered under the Securities Act of 1933

PROSPECTUS

                          , 2009

DEALER PROSPECTUS DELIVER OBLIGATION

Until       , 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment of subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

We, the undersigned registrants, are Delaware corporations. Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the corporation—by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful purchase or redemption of stock, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The seventh paragraph of El Pollo Loco Inc.’s certificate of incorporation provides that the corporation shall indemnify all persons permitted under Section 145 of DGCL. Article VI of El Pollo Loco’s by-laws further provides that the corporation shall indemnify each director and officer of the corporation to the fullest extent permitted by the laws of Delaware.

The seventh paragraph of EPL Intermediate Inc.’s certificate of incorporation provides that as otherwise provided by the DGCL, no director of EPL Intermediate Inc. shall be personally liable to EPL Intermediate Inc. or its stockholders for monetary damages for breach of fiduciary duty as director. Article IV of EPL Intermediate Inc.’s by-laws further provides that the corporation shall indemnify each director and officer of the corporation to the fullest extent permitted by the laws of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to this registration statement are listed in the Exhibit Index, which appears elsewhere herein and is incorporated by reference.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. We acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about us may be found elsewhere in this registration statement and our other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.  See “Where You Can Find More Information.”

Item 22. Undertakings.

(a)	The undersigned registrants hereby undertake:

	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

		(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

		(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

		(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

	(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)	The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(7)	The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 13th day of October, 2009.

EL POLLO LOCO, INC.

By:	/s/ Stephen E. Carley
Name:	Stephen E. Carley
Title:	President and Chief Executive Officer

EPL INTERMEDIATE, INC.

By:	/s/ Stephen E. Carley
Name:	Stephen E. Carley
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned whose signature appears below hereby constitutes and appoints each of Stephen Carley and Gary Campanaro or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this registration statement on Form S-4 (including all pre-effective and post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dated indicated.

Signature	Title	Date

/s/ Stephen E. Carley	President (Principal Executive Officer),	October 13, 2009
Stephen E. Carley	Director

/s/ Joseph Stein	Senior Vice President	October 13, 2009
Joseph Stein

/s/ Gary Campanaro	Senior Vice President of Finance,	October 13, 2009
Gary Campanaro	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Douglas K. Ammerman	Director	October 13, 2009
Douglas K. Ammerman

Signature	Title	Date

/s/ Andrew R. Heyer	Director	October 13, 2009
Andrew R. Heyer

/s/ Dean C. Kehler	Director	October 13, 2009
Dean C. Kehler

/s/ Alberto Robaina	Director	October 13, 2009
Alberto Robaina

/s/ John M. Roth	Director	October 13, 2009
John M. Roth

/s/ Griffin Whitney	Director	October 13, 2009
Griffin Whitney

/s/ Jeff Naumowitz	Director	October 13, 2009
Jeff Naumowitz

EXHIBIT INDEX

Exhibit No.	Description

1.1
Purchase Agreement, dated May 14, 2009, by and among El Pollo Loco, Inc., EPL Intermediate, Inc., as guarantor, and Jefferies & Company, Inc., as initial purchaser (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on May 26, 2009, File No. 333-115644).

2.1
Stock Purchase Agreement, dated as of September 27, 2005, among Chicken Acquisition Corp., EPL Holdings, Inc., EPL Intermediate, Inc., El Pollo Loco, Inc., the equityholders of EPL Holdings, Inc. listed on a schedule thereto (collectively, the “Sellers”) and American Securities Capital Partners, L.P., as representative of the Sellers (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2005, File No. 333-115644).

2.2
Agreement and Plan of Merger, dated November 18, 2005, of EPL Intermediate Finance Corp., to be merged with and into EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

2.3
Unit Purchase Agreement, dated December 26, 2007, among EPL Intermediate, Inc., Trimaran Pollo Partners, L.L.C., Chicken Acquisition Corp., El Pollo Loco, Inc., FS Equity Partners V, L.P., FS Affiliates V, L.P., Peter Starrett, and certain members of Trimaran Pollo Partners, L.L.C. (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on January 2, 2008, File No. 333-115644).

3.1	Certificate of Incorporation of EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4 filed on May 19, 2004, File No. 333-115644).

3.2
Certificate of Designations, Preferences and Rights of 6% Series A Preferred Stock (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4 filed on May 19, 2004, File No. 333-115644).

3.3
Amended and Restated Bylaws of EPL Intermediate, Inc. as of October 7, 2008 (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2008, File No. 333-115644).

3.4	Certificate of Incorporation of El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4 filed on May 14, 2004, File No. 333-115486).

3.5	Bylaws of El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4 filed on May 14, 2004, File No. 333-115486).

4.1
Indenture relating to the 2014 Notes, dated November 18, 2005, between EPL Intermediate, Inc. (as successor by merger to EPL Intermediate Finance Corp.) and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.2
Form of Note (included as Exhibit A1 and Exhibit A2 to Exhibit 4.1) (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.3
Registration Rights Agreement relating to the 2014 Notes, dated November 18, 2005, among EPL Intermediate, Inc. (as successor by merger to EPL Intermediate Finance Corp.), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.4
Indenture relating to the 2013 Notes, dated November 18, 2005, among El Pollo Loco, Inc. (as successor by merger to EPL Finance Corp.), EPL Intermediate, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.5
Registration Rights Agreement relating to the 2013 Notes, dated November 18, 2005, among El Pollo Loco, Inc. (as successor by merger to EPL Finance Corp.), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.6
Indenture relating to the 2009 Notes, dated as of December 19, 2003, among El Pollo Loco, Inc., EPL Intermediate, Inc. and The Bank of New York, as Trustee (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, filed on May 14, 2004, File No. 333- 115486).

4.7
Supplemental Indenture relating to the 2009 Notes, dated as of November 2, 2005, between El Pollo Loco, Inc. and The Bank of New York, as Trustee (incorporated by reference herein to El Pollo Loco, Inc.’s Current Report on Form 8-K filed on November 4, 2005, File No. 333-115486).

4.8
Indenture relating to the 2012 Notes, dated as of May 22, 2009, among El Pollo Loco, Inc., EPL Intermediate, Inc., as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on May 26, 2009, File No. 333-115644).

4.9
Registration Rights Agreement relating to the 2012 Notes, dated as of May 22, 2009, among El Pollo Loco, Inc., EPL Intermediate, Inc., as guarantor, and Jefferies & Company, Inc., as initial purchaser (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on May 26, 2009, File No. 333-115644).

*5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1
Employment Agreement, dated September 27, 2005, between El Pollo Loco, Inc. and Stephen E. Carley (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.2
Employment Agreement, dated September 27, 2005, between El Pollo Loco, Inc. and Joseph Stein (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.3
Amendment No. 1 to Stein Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Joseph Stein (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.4
Employment Agreement, dated November 1, 2005, between El Pollo Loco, Inc. and Brian Berkhausen (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.5
Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Karen Eadon (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333- 115644).

10.6
Employment Agreement, dated June 28, 2007, between El Pollo Loco, Inc. and Jerry Lovejoy (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 26, 2007, File No. 333- 115644).

10.7	Personal Travel Stipend for Stephen Carley (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 26, 2007, File No. 333- 115644).

10.8
Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Jeanne Scott (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333- 115644).

10.9
Employment Agreement, dated January 9, 2006, between El Pollo Loco, Inc. and Stephen Sather (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333- 115644).

10.10
Employment Agreement, executed on June 24, 2009 and effective as of January 19, 2009, by and between El Pollo Loco, Inc. and Gary C. Campanaro (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2009, File No. 333-115644).

10.11
Chicken Acquisition Corp. 2008 Restricted Stock Plan for Directors and related Restricted Stock Award Agreement (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2008, File No. 333-115644).

10.12
Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.13
Amendment No. 1 to Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.14
Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.15
Amendment No. 1 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.16
Amendment No. 2 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.17
Stockholders Agreement, dated November 18, 2005, among Chicken Acquisition Corp., Trimaran Pollo Partners, LLC and certain continuing investors (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.18
Amendment No. 1 to Stockholders Agreement, dated on or about April 20, 2006, between Chicken Acquisition Corp. and Trimaran Pollo Partners, LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 26, 2007, File No. 333- 115644).

10.19
Amendment No. 2 to Stockholders Agreement, dated December 26, 2007, between Chicken Acquisition Corp. and Trimaran Pollo Partners, LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on January 2, 2008, File No. 333-115644).  Note: this exhibit was incorrectly identified as Amendment No. 1 to the Stockholders Agreement in the Form 8-K filed on January 2, 2008.  Amendment No. 1 to the Stockholders Agreement is filed as Exhibit No. 10.17 hereto.

10.20
First Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated November 18, 2005, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.21
Second Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated March 8, 2006, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors (incorporated by reference herein to EPL Intermediate Inc.’s Registration Statement on Form S-4, filed on April 14, 2006, File No. 333-133318).

10.22
Amendment No. 1 to the Second Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated December 26, 2007, among Trimaran Pollo Partners, LLC, certain members of Trimaran Pollo Partners, LLC, FS Equity Partners V, L.P. and FS Affiliates V, L.P. (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on January 2, 2008, File No. 333-115644).

10.23
Amendment No. 2 to the Second Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated January 30, 2008, among Trimaran Pollo Partners, LLC, certain members of Trimaran Pollo Partners, LLC, FS Equity Partners V, L.P. and FS Affiliates V, L.P. (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on February 5, 2008, File No. 333-115644).

10.24
Monitoring and Management Services Agreement, dated November 18, 2005, between Chicken Acquisition Corp. and Trimaran Fund Management, L.L.C (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.25
Amendment No. 1 to the Monitoring and Management Services Agreement, dated December 26, 2007, among Chicken Acquisition Corp., Trimaran Fund Management LLC, and Freeman Spogli & Co. V, L.P. (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on January 2, 2008, File No. 333-115644).

10.26
Credit Agreement, dated November 18, 2005, among El Pollo Loco, Inc., EPL Intermediate, Inc., Merrill Lynch Capital Corporation, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIT Lending Services Corporation and the other lenders party thereto (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.27
Amendment No. 1 and Agreement, dated March 14, 2007, relating to Credit Agreement, dated November 18, 2005 (Exhibit 10.25 hereto) (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2007, File No. 333-115644).

10.28
Credit Agreement, dated as of May 22, 2009, among El Pollo Loco, Inc., EPL Intermediate, Inc., the Subsidiary Guarantors (as defined therein), the Lenders (as defined therein), Jefferies Finance LLC, as lead arranger, book manager, documentation agent for the Lenders, administrative agent for the Lenders and collateral agent for the Secured Parties (as defined therein), Jefferies Finance LLC, as syndication agent and Jefferies Finance LLC, as issuing bank for the Lenders (incorporated by reference herein to EPL Intermediate, Inc.’s Current Report on Form 8-K filed on May 26, 2009, File No. 333-115644).

10.29
Security Agreement, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.30
Securities Pledge Agreement, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333- 115644).

10.31
Guaranty, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.32
Form of Non-Qualified Stock Option Agreement for directors with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 27, 2006, File No. 333-115644).

10.33
Form of Non-Qualified Stock Option Agreement for officers with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.34	Chicken Acquisition Corp. 2005 Stock Option Plan (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.35
Confidential Settlement and Release Agreement, dated June 18, 2008, between El Pollo Loco, Inc. and El Pollo Loco, S.A. de C.V. (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2008, File No. 333-115644).

10.36
Termination Agreement, dated June 23, 2008, among El Pollo Loco, Inc., Chicken Acquisition Corp. and Trimaran Fund II, LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2008, File No. 333-115644).

10.37	Compensation of Independent Directors (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, File No. 333-115644).

10.38
Fiesta Brands Development Agreement, dated August 10, 2006 (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 27, 2006, File No. 333-115644).

10.39
Payment and Subscription Agreement, dated December 19, 2007, among El Pollo Loc, Inc., Chicken Acquisition Corp. and Trimaran Fund II, LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 26, 2007, File No. 333-115644).

10.40
Fee Agreement, dated December 19, 2007, among El Pollo Loco, Inc., Chicken Acquisition Corp. and Trimaran Fund II, LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 26, 2007, File No. 333-115644).

10.41
Letter Agreement, dated February 23, 2005, between Gold Kist Inc. and El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4 filed on May 14, 2004, File No. 333-115486).

10.42
Amendment to Letter Agreement, dated January 21, 2006, between Gold Kist Inc. and El Pollo Loco, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.43
Letter Agreement, dated February 15, 2005, between Pilgrims Pride Corporation and El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4 filed on May 14, 2004, File No. 333-115486).

10.44
Amendment to Letter Agreement, dated January 11, 2006, between Pilgrims Pride Corporation and El Pollo Loco, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

**10.45
Letter Agreement, dated February 27, 2007, between El Pollo Loco, Inc. and Pilgrim's Pride Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2007, File No. 333-115644).

**10.46
Letter Agreement, dated February 4, 2008, between El Pollo Loco, Inc. and Koch Foods, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2008, File No. 333-115644).

**10.47
Letter Agreement, dated February 25, 2008, between El Pollo Loco, Inc. and Simmons Prepared Foods, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2008, File No. 333-115644).

**10.48
Letter Agreement, dated February 25, 2008, between El Pollo Loco, Inc. and Cagle’s, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2008, File No. 333-115644).

**10.49
Letter Agreement, dated February 28, 2009, between El Pollo Loco, Inc. and Simmons Prepared Foods, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2009, File No. 333-115644).

**10.50
Letter Agreement, dated February 28, 2009, between El Pollo Loco, Inc. and Tyson Foods (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2009, File No. 333-115644).

**10.51
Letter Agreement, dated February 28, 2009, between El Pollo Loco, Inc. and Koch Foods, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2009, File No. 333-115644).

**10.52
Letter Agreement, dated February 28, 2009, between El Pollo Loco, Inc. and Pilgrim's Pride Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2009, File No. 333-115644).

10.53	Independent Directors Stock Plan (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2007, File No. 333-115644).

10.54
Lease, dated May 18, 2007, between El Pollo Loco, Inc. and C.J. Segerstorm & Sons (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2007, File No. 333-115644).

10.55	Form of Franchise Development Agreement (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, filed on May 14, 2004, File No. 333-115486).

10.56	Form of Franchise Agreement (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, filed on May 14, 2004, File No. 333-115486).

10.57
Form of Amendment, dated March 19, 2008, to the Officer Employment Agreements filed as Exhibit 10.1. 10.2, 10.4, 10.5, 10.6 and 10.8 hereto (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 26, 2007, File No. 333-115644).

10.58
Adjustment to Calculation of EBITDA Applicable to Executive Bonus Awards, effective February 6, 2008 (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 26, 2007, File No. 333-115644).

10.59
Definition of EBITDA applicable to Executive Bonus Awards pursuant to Amendment to Employment Agreements (Exhibit 10.56 hereto) (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 26, 2007, File No. 333-115644).

*12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges of EPL Intermediate, Inc.

*12.2	Statement Regarding Computation of Ratio of Earnings to Fixed Charges of El Pollo Loco, Inc.

*21.1	Subsidiaries of EPL Intermediate, Inc.

*23.1	Consent of Independent Registered Public Accounting Firm.

*23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).

*24.1	Power of Attorney (contained on signature page).

*25.1	Statement of Eligibility on Form T-1.

*	Filed herewith

**	Certain confidential portions of this exhibit have been redacted and filed separately with the Commission pursuant to a Confidential Treatment Request